As filed with the Securities and Exchange Commission on March 15, 2016.

Registration No. 333-208649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to the

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New York Community Bancorp, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6036	06-1377322
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

615 Merrick Avenue

Westbury, New York 11590

(516) 683-4100

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Joseph R. Ficalora

President and Chief Executive Officer

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

(516) 683-4100

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

H. Rodgin Cohen, Esq. Mark J. Menting, Esq. Jared M. Fishman, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Monte N. Redman President and Chief Executive Officer Astoria Financial Corporation One Astoria Bank Plaza Lake Success, New York 11042 (516) 327-3000	Edward D. Herlihy, Esq. Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Common Stock, par value $0.01	104,833,319(1)	N/A	$1,612,892,822.01(3)	$162,418.31(6)
6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01	135,000(2)	N/A	$129,796,000(4)	$13,070.46(6)
Depositary Shares each representing a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01	(7)	(7)	(7)	(7)

(1)	Represents the maximum number of shares of New York Community Bancorp, Inc. (“NYCB”) common stock estimated to be issuable upon completion of the merger described herein. This number is based on the number of shares of Astoria Financial Corporation (“Astoria”) common stock outstanding and reserved for issuance under various equity plans as of March 9, 2016, and the exchange of each such share of Astoria common stock for one share of NYCB common stock and $0.50 in cash, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 28, 2015, by and between Astoria and NYCB (the “merger agreement”), which is attached to the joint proxy statement/prospectus as Annex A.
(2)	Represents the maximum number of shares of NYCB Non-Cumulative Preferred Stock, Series A, par value $0.01 per share, estimated to be issuable upon completion of the merger described herein. This number is based on the number of shares of Astoria Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, outstanding as of December 15, 2015, and the exchange of each such share of Astoria preferred stock for one share of NYCB preferred stock, pursuant to the terms of the merger agreement.
(3)	The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of Astoria common stock in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: (i) in connection with the registration of 103,715,234 shares of NYCB common stock on December 18, 2015, the product of (A) $15.89, the average of the high and low prices per share of Astoria common stock as reported on the New York Stock Exchange on December 18, 2015 and (B) 103,715,234, minus (C) $51,857,617, the estimated amount of cash that is to be paid by NYCB to Astoria common stockholders with respect to such shares in connection with the merger; and (ii) in connection with the registration of 1,118,085 shares of NYCB common stock on March 10, 2016, the product of (A) $15.45, the average of the high and low prices per share of Astoria common stock as reported on the New York Stock Exchange on March 9, 2016 and (B) 1,118,085, minus (C) $559,042.50, the estimated amount of cash that is to be paid by NYCB to Astoria common stockholders with respect to such shares in connection with the merger.
(4)	The proposed maximum aggregate offering price of the registrant’s preferred stock was calculated based upon the book value per share of Astoria Non-Cumulative Perpetual Preferred Stock, Series C as of September 30, 2015 (as disclosed in Astoria’s Form 10-Q for the three-month period ended September 30, 2015) pursuant to Rule 457(f)(2) under the Securities Act.
(5)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act.
(6)	Previously paid.
(7)	No separate registration fee will be payable in respect of the depositary shares each representing a 1/40th interest in a share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 15, 2016

Proxy Statement	Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On October 28, 2015, New York Community Bancorp, Inc., or NYCB, and Astoria Financial Corporation, or Astoria, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, Astoria will merge with and into NYCB, with NYCB as the surviving corporation, in a transaction we refer to as the “merger.” Immediately following the completion of the merger, Astoria Bank, a wholly-owned bank subsidiary of Astoria, will merge with and into New York Community Bank, a wholly-owned subsidiary of NYCB, with New York Community Bank as the surviving bank, in a transaction we refer to as the “bank merger.” The merger will combine two community banks with a long history of service and a common commitment to enhancing shareholder value.

In the merger, each outstanding share of Astoria common stock (except for specified shares of Astoria common stock held by Astoria or NYCB and shares of Astoria common stock held by stockholders who properly exercise appraisal rights) will be automatically converted into the right to receive one share of NYCB common stock (which we refer to as the “stock consideration”) plus $0.50 in cash (which we refer to as the “cash consideration,” and, together with the stock consideration, the “merger consideration”). Although the cash consideration and the number of shares of NYCB common stock that each Astoria common stockholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of NYCB common stock. Based on the closing price of NYCB’s common stock on the New York Stock Exchange, or the NYSE, on October 28, 2015, the last trading day before public announcement of the merger, the one-for-one exchange of Astoria shares for shares of NYCB common stock (which we refer to as the “exchange ratio”) plus the cash consideration represented approximately $19.66 in value for each share of Astoria common stock and approximately $2.0 billion on an aggregate basis. Based on NYCB’s closing price on March 14, 2016 of $15.72, the stock consideration plus the cash consideration represented approximately $16.22 in value for each share of Astoria common stock and approximately $1.7 billion on an aggregate basis. Based on the one-for-one exchange ratio and the number of shares of Astoria common stock outstanding and reserved for issuance under various stock options and restricted stock and restricted stock unit awards as of March 9, 2016, the maximum number of shares of NYCB common stock issuable in the merger is 104,833,319. We urge you to obtain current market quotations for NYCB (trading symbol “NYCB”) and Astoria (trading symbol “AF”).

Also in the merger, each share of Astoria 6.50% Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, with a liquidation preference of $1,000 per share, issued and outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive one share of NYCB 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, with a liquidation preference of $1,000 per share. But for the par value of the securities, the NYCB preferred stock to be issued in connection with the merger will have terms that are identical to the terms of the outstanding Astoria preferred stock. Likewise, following the completion of the merger, each outstanding Astoria depositary share listed on the NYSE under the symbol “AF.PRC” representing a 1/40th interest in a share of Astoria preferred stock will become a NYCB depositary share and will represent a 1/40th interest in a share of NYCB preferred stock. The NYCB depositary shares will be listed on the NYSE upon completion of the merger under a new name and ticker symbol to be assigned at the time of the completion of the merger. Based on the number of shares of Astoria Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, outstanding as of March 9, 2016, and the exchange of each such share of Astoria preferred stock for one share of NYCB preferred stock, the maximum number of shares of NYCB preferred stock issuable in the merger is 135,000 and the maximum number of depositary shares issuable in the merger is 5,400,000.

Astoria and NYCB will each hold a special meeting of their stockholders in connection with the merger. Astoria and NYCB common stockholders will be asked to vote to adopt the merger agreement and approve related matters, as described in the attached joint proxy statement/prospectus. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of NYCB common stock and the affirmative vote of the holders of a majority of the outstanding shares of Astoria common stock.

Holders of Astoria preferred stock and holders of depositary shares representing Astoria preferred stock are not entitled to, and are not requested to, vote at the Astoria special meeting.

The special meeting of NYCB stockholders will be held on April 26, 2016 at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York 11354, at 10:00 a.m. local time. The special meeting of Astoria common stockholders will be held on April 26, 2016 at The Inn at New Hyde Park, 214 Jericho Turnpike, New Hyde Park, New York 11040, at 9:30 a.m. local time.

Astoria’s board of directors unanimously recommends that Astoria common stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the Astoria special meeting.

NYCB’s board of directors unanimously recommends that NYCB stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the NYCB special meeting.

The attached joint proxy statement/prospectus describes the special meeting of NYCB, the special meeting of Astoria, the merger, the documents related to the merger, and other related matters. Please carefully read the entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 30, for a discussion of the risks relating to the proposed merger. You also can obtain information about NYCB and Astoria from documents that each has filed with the Securities and Exchange Commission.

Joseph R. Ficalora President and Chief Executive Officer New York Community Bancorp, Inc.	Monte N. Redman President and Chief Executive Officer Astoria Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either NYCB or Astoria, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [                    ], and it is first being mailed or otherwise delivered to the stockholders of NYCB and Astoria on or about March 18, 2016.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of New York Community Bancorp, Inc.:

New York Community Bancorp, Inc. (which we refer to as “NYCB”) will hold a special meeting of holders of common stock of NYCB (which we refer to as “NYCB stockholders”) at 10:00 a.m. local time, on April 26, 2016, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York 11354 (which we refer to as the “NYCB special meeting”) to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of October 28, 2015, by and between Astoria Financial Corporation (which we refer to as “Astoria”) and NYCB, as such agreement may be amended from time to time, pursuant to which Astoria will merge with and into NYCB, with NYCB as the surviving corporation, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “NYCB merger proposal”), a copy of which is attached as Annex A;

•	a proposal to approve an amendment, a copy of which is attached as Annex F, to NYCB’s Amended and Restated Articles of Incorporation (which we refer to as the “NYCB charter”) to increase NYCB’s authorized shares of common stock by 300 million to 900 million (which we refer to as the “NYCB charter amendment proposal”); and

•	a proposal to adjourn the NYCB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the NYCB merger proposal and the NYCB charter amendment proposal (which we refer to as the “NYCB adjournment proposal”).

We have fixed the close of business on February 29, 2016 as the record date for the special meeting. Only NYCB stockholders of record at that time are entitled to notice of, and to vote at, the NYCB special meeting, or any adjournment or postponement of the NYCB special meeting. Approval of each of the NYCB merger proposal and the NYCB charter amendment proposal requires the affirmative vote of holders of a majority of the outstanding shares of common stock of NYCB (which we refer to as “NYCB common stock”). The NYCB adjournment proposal will be approved if a majority of the votes cast at the NYCB special meeting are voted in favor of the adjournment proposal.

NYCB’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of NYCB and its stockholders, and unanimously recommends that NYCB stockholders vote “FOR” the NYCB merger proposal, “FOR” the NYCB charter amendment proposal, and “FOR” the NYCB adjournment proposal.

Your vote is very important. We cannot complete the merger unless NYCB’s stockholders adopt the merger agreement.

Regardless of whether you plan to attend the NYCB special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of NYCB, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed joint proxy statement/prospectus provides a detailed description of the NYCB special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Joseph R. Ficalora
President and Chief Executive Officer New York Community Bancorp, Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Astoria Financial Corporation:

NOTICE IS HEREBY GIVEN that Astoria Financial Corporation (which we refer to as “Astoria”) will hold a special meeting of holders of common stock of Astoria (which we refer to as “Astoria common stockholders”) at 9:30 a.m. local time, on April 26, 2016, at The Inn at New Hyde Park, 214 Jericho Turnpike, New Hyde Park, New York 11040 (which we refer to as the “Astoria special meeting”) to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of October 28, 2015, by and between Astoria and New York Community Bancorp, Inc. (which we refer to as “NYCB”), as such agreement may be amended from time to time, pursuant to which Astoria will merge with and into NYCB, with NYCB as the surviving corporation, as more fully described in the attached joint proxy statement/prospectus (which we refer to as the “Astoria merger proposal”), a copy of which is attached as Annex A;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Astoria may receive in connection with the Astoria merger proposal pursuant to existing agreements or arrangements with Astoria (which we refer to as the “Astoria compensation proposal”); and

•	a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Astoria merger proposal (which we refer to as the “Astoria adjournment proposal”).

We have fixed the close of business on February 29, 2016 as the record date for the special meeting. Only Astoria common stockholders of record at that time are entitled to notice of, and to vote at, the Astoria special meeting, or any adjournment or postponement of the Astoria special meeting. Approval of the Astoria merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of common stock of Astoria (which we refer to as “Astoria common stock”). Approval of each of the Astoria compensation proposal and the Astoria adjournment proposal requires a majority of the votes cast at the Astoria special meeting to be voted in favor of such proposal.

Astoria’s board of directors has unanimously approved the merger agreement, has determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Astoria and its stockholders, and unanimously recommends that Astoria common stockholders vote “FOR” the Astoria merger proposal, “FOR” the Astoria compensation proposal and “FOR” the Astoria adjournment proposal.

Your vote is very important. We cannot complete the merger unless Astoria’s common stockholders adopt the merger agreement.

Regardless of whether you plan to attend the Astoria special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Astoria, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

Under Delaware law, Astoria common stockholders who do not vote in favor of the adoption of the Astoria merger proposal will have the right to seek appraisal of the fair value of their shares of Astoria common stock as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for such an appraisal prior to the vote on the Astoria merger proposal and comply with the other

Delaware law procedures explained in the accompanying joint proxy statement/prospectus. Astoria common stockholders who do not vote in favor of the Astoria merger proposal and who submit a written demand for such an appraisal prior to the vote on the Astoria merger proposal and comply with the other Delaware law procedures will not receive the merger consideration.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Monte N. Redman
President and Chief Executive Officer
Astoria Financial Corporation

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about New York Community Bancorp, Inc. (which we refer to as “NYCB”) and Astoria Financial Corporation (which we refer to as “Astoria”) from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by NYCB and/or Astoria at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

New York Community Bancorp, Inc.	Astoria Financial Corporation
615 Merrick Avenue	One Astoria Bank Plaza
Westbury, New York 11590	Lake Success, New York 11040
Attention: Investor Relations	Attention: Investor Relations
(516) 683-4420	(516) 327-7869

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your meeting. This means that NYCB stockholders requesting documents must do so by April 19, 2016, in order to receive them before the NYCB special meeting, and Astoria common stockholders requesting documents must do so by April 19, 2016, in order to receive them before the Astoria special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [                    ], and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Astoria common stockholders or NYCB stockholders, nor the issuance by NYCB of shares of common stock or shares of preferred stock in connection with the merger, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Astoria has been provided by Astoria and information contained in this document regarding NYCB has been provided by NYCB.

Please see “Where You Can Find More Information” for more details.

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the NYCB special meeting or the Astoria special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the NYCB special meeting or the Astoria special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Q:	What is the merger?

A:	NYCB and Astoria have entered into an Agreement and Plan of Merger, dated as of October 28, 2015 (which we refer to as the “merger agreement”). Under the merger agreement, Astoria will be merged with and into NYCB, with NYCB continuing as the surviving corporation (which we refer to as the “merger”). Immediately following the completion of the merger, Astoria Bank, a wholly-owned bank subsidiary of Astoria, will merge with and into New York Community Bank, a wholly-owned bank subsidiary of NYCB (which we refer to as the “Community Bank”), with the Community Bank continuing as the surviving bank (which we refer to as the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

If the merger is completed, Astoria common stockholders will receive one share of NYCB common stock plus $.50 in cash for each share of Astoria common stock they hold immediately prior to the merger, plus an amount in cash (rounded to the nearest cent) based on the NYCB share closing price that an Astoria common stockholder would otherwise be entitled to receive for any fractional share of NYCB common stock. As a result of the foregoing, based on the number of shares of NYCB and Astoria common stock outstanding as of October 28, 2015, on a fully diluted basis, approximately 82.5% of outstanding NYCB common stock following the merger will be held by stockholders that were holders of NYCB common stock immediately prior to the effectiveness of the merger and approximately 17.5% of outstanding NYCB common stock will be held by stockholders that were holders of Astoria common stock immediately prior to the effectiveness of the merger.

NYCB currently expects that its total consolidated assets, based on a four quarter trailing average, will be over $50 billion and that it will be subject to stricter prudential standards required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act”, for large bank holding companies by the end of the second quarter of 2016. If NYCB’s total consolidated assets do not exceed $50 billion before the completion of the merger, its total consolidated assets will exceed the threshold upon the completion of the merger. Pursuant to the current requirements of the Dodd-Frank Act, NYCB will become subject to the enhanced regulatory standards applicable to bank holding companies at the end of the quarter in which its total consolidated assets exceed $50 billion, including but not limited to submitting an annual capital plan, undergoing an annual supervisory capital stress test and two company-run capital stress tests, enhanced requirements for liquidity risk management and overall risk management, liquidity buffer and liquidity stress testing requirements, submitting a resolution plan, implementation of an enhanced compliance program under the Volcker Rule, and payment of additional Federal Reserve Board assessments. NYCB will also be required to participate in the annual Comprehensive Capital Assessment and Review, and would be subjected to heightened supervisory expectations in a range of other areas.

The merger cannot be completed unless, among other things, both NYCB stockholders and Astoria common stockholders approve their respective proposals to adopt the merger agreement.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	We are delivering this document to you because it is a joint proxy statement being used by both the NYCB and Astoria boards of directors to solicit proxies of their respective common stockholders in connection with approval of the merger and related matters.

In order to approve the merger and related matters, NYCB has called a special meeting of its stockholders. This document serves as proxy statement for the NYCB special meeting and describes the proposals to be presented at the NYCB special meeting.

Astoria has also called a special meeting of its common stockholders to approve the merger and related matters. This document serves as the proxy statement for the Astoria special meeting and describes the proposals to be presented at the Astoria special meeting. Holders of Astoria preferred stock, as defined below, and holders of depositary shares representing shares of Astoria preferred stock (which we refer to as the “Astoria depositary shares”) are not entitled to, and are not requested to, vote at the Astoria meeting.

Finally, this document is also a prospectus that is being delivered to Astoria common stockholders because, in connection with the merger, NYCB is offering, in addition to a $0.50 cash payment, shares of its common stock to Astoria common stockholders in a one-for-one exchange ratio (we refer to such exchange ratio as the “exchange ratio”). NYCB also is issuing shares of NYCB 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 and liquidation preference of $1,000 per share (which we refer to as the “NYCB preferred stock”), to holders of 6.50% Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 and liquidation preference of $1,000 per share (which we refer to as the “Astoria preferred stock”). Each share of Astoria preferred stock will be automatically converted into one share of NYCB preferred stock in the merger. Following the completion of the merger, each outstanding Astoria depositary share will be automatically converted into a depositary share representing a 1/40th interest in a share of NYCB preferred stock (which we refer to as a “NYCB depositary share”).

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the NYCB and Astoria special meetings and important information to consider in connection with an investment in NYCB common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What are NYCB stockholders being asked to vote on at the NYCB special meeting?

A:	NYCB is soliciting proxies from its stockholders with respect to the following proposals:

•	a proposal to adopt the merger agreement, as such agreement may be amended form time to time (which we refer to as the “NYCB merger proposal”);

•	a proposal to approve an amendment to NYCB’s Amended and Restated Articles of Incorporation (which we refer to as the “NYCB charter”) to increase NYCB’s authorized shares of common stock by 300 million to 900 million (which we refer to as the “NYCB charter amendment proposal”); and

•	a proposal to adjourn the NYCB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the NYCB merger proposal (which we refer to as the “NYCB adjournment proposal”).

Q:	What are Astoria common stockholders being asked to vote on at the Astoria special meeting?

A:	Astoria is soliciting proxies from its stockholders with respect to the following proposals:

•	a proposal to adopt the merger agreement, as such agreement may be amended from time to time (which we refer to as the “Astoria merger proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Astoria may receive in connection with the Astoria merger proposal pursuant to existing agreements or arrangements with Astoria (which we refer to as the “Astoria compensation proposal”); and

•	a proposal to adjourn the Astoria special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Astoria merger proposal (which we refer to as the “Astoria adjournment proposal”).

Q:	What will Astoria common stockholders receive in the merger?

A:	If the merger is completed, Astoria common stockholders will receive one share of NYCB common stock (which we refer to as the “stock consideration”) plus a $0.50 cash payment (which we refer to as the “cash consideration,” and together with the stock consideration, as the “merger consideration”) for each share of Astoria common stock held immediately prior to the merger. NYCB will not issue any fractional shares of NYCB common stock in the merger. In addition to a cash payment equal to the proportion of the cash consideration equal to $0.50 multiplied by the fraction of a share (rounded to the nearest thousandth when expressed in decimal) of NYCB common stock that such shareholder would otherwise be entitled to receive, in lieu of fractional shares of NYCB common stock, NYCB will also pay to each former Astoria common stockholder who holds fractional shares an amount in cash determined by multiplying the average of the closing sale prices of NYCB common stock for the five full trading days ending on the day preceding the closing date of the merger (which we refer to as the “NYCB share closing price”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal) of NYCB common stock that such stockholder would otherwise be entitled to receive.

Q:	What will holders of Astoria depositary shares receive in the merger?

A:	If the merger is completed, holders of Astoria depositary shares will hold depositary shares of the combined company. After the merger is completed each outstanding NYCB depositary share will represent a 1/40th interest in a share of newly issued NYCB preferred stock, which will have terms that are substantively identical to the terms of Astoria’s outstanding preferred stock (except for the par value). For more information, see “Designation of New NYCB Preferred Stock.”

Q:	What will NYCB stockholders receive in the merger?

A:	If the merger is completed, NYCB stockholders will not receive any merger consideration and will continue to hold the shares of NYCB common stock that they currently hold. Following the merger, shares of NYCB common stock will continue to be traded on the New York Stock Exchange (which we refer to as the “NYSE”) under the symbol “NYCB.”

Q:	How will the merger affect Astoria equity awards?

A:	The Astoria equity awards will be affected as follows:

Stock Options: At the effective time of the merger, each outstanding option to purchase shares of Astoria common stock will fully vest and be converted automatically into the right to receive NYCB common stock with a value equal to the sum of (1) the exchange ratio multiplied by the NYCB share closing price and (2) the cash consideration, less the applicable exercise price. Any option to purchase shares of Astoria common stock that has an exercise price per share that is greater than or equal to the sum of the NYCB share closing price and the cash consideration (which we refer to as the “per share stock consideration”) will be cancelled in exchange for no consideration.

Restricted Stock: At the effective time of the merger, each outstanding restricted share of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration.

Restricted Stock Units: At the effective time of the merger, each outstanding restricted stock unit award in respect of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration in respect of each share of Astoria common stock underlying the restricted stock unit award.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:	Yes. Although the merger consideration is fixed, the value of the stock consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for NYCB common stock. Any fluctuation in the market price of NYCB common stock after the date of this joint proxy statement/prospectus will change the value of the shares of NYCB common stock that Astoria common stockholders will receive.

Q:	How does the NYCB board of directors recommend that I vote at the NYCB special meeting?

A:	NYCB’s board of directors unanimously recommends that you vote “FOR” the NYCB merger proposal, “FOR” the NYCB charter amendment proposal, and “FOR” the NYCB adjournment proposal.

Q:	How does the Astoria board of directors recommend that I vote at the Astoria special meeting?

A:	Astoria’s board of directors unanimously recommends that you vote “FOR” the Astoria merger proposal, “FOR” the Astoria compensation proposal, and “FOR” the Astoria adjournment proposal.

Q:	When and where are the meetings?

A:	The NYCB special meeting will be held at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York 11354 on April 26, 2016, at 10:00 a.m. local time.

The Astoria special meeting will be held at The Inn at New Hyde Park, 214 Jericho Turnpike, New Hyde Park, New York 11040 on April 26, 2016, at 9:30 a.m. local time.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the NYCB special meeting and/or Astoria special meeting, as applicable. If you are a stockholder of both NYCB and Astoria, you will need to vote your NYCB and Astoria shares separately and to submit a separate proxy card to each company. If you hold your shares in your name as a stockholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” stockholders who wish to vote in person at the NYCB special meeting or Astoria special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the NYCB special meeting?

A:	The presence at the NYCB special meeting, in person or by proxy, of holders of a majority of the outstanding shares of NYCB common stock entitled to vote at the special meeting (after subtracting any shares in excess of the “NYCB Limit” (as defined below) pursuant to the NYCB charter) will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the Astoria special meeting?

A:	The presence at the Astoria special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Astoria common stock entitled to vote at the special meeting (after subtracting any shares in excess of the “Astoria Limit” (as defined below) pursuant to the Astoria Articles of Incorporation, which we refer to as the “Astoria charter”) will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	Is there a limit on voting shares of NYCB common stock or Astoria common stock?

A:	As provided in the NYCB charter and the Astoria charter, holders of NYCB and Astoria common stock who beneficially own in excess of 10% of the outstanding shares of NYCB or Astoria common stock (which we refer to, respectively, as the “NYCB Limit” and the “Astoria Limit”) are not entitled to any vote with respect to shares held in excess of the NYCB Limit or the Astoria Limit, respectively. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as by, persons acting in concert with such person or entity. The NYCB charter and the Astoria charter authorize each company’s board of directors (i) to make all determinations necessary to implement and apply the NYCB Limit or the Astoria Limit, respectively, including determining whether persons or entities are acting in concert, and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the NYCB Limit or the Astoria Limit supply information to the respective company to enable its board of directors to implement and apply the NYCB Limit or the Astoria Limit. As of the date of this joint proxy statement/prospectus, no person is known to NYCB or Astoria to own in excess of the NYCB Limit or the Astoria Limit.

Q:	What is the vote required to approve each proposal?

A:	NYCB merger proposal:

•	Standard: Approval of the NYCB merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of NYCB common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the NYCB merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

NYCB charter amendment proposal:

•	Standard: Approval of the NYCB charter amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of NYCB common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the NYCB charter amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

NYCB adjournment proposal:

•	Standard: Approval of the NYCB adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the NYCB special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the NYCB special meeting, or fail to instruct your bank or broker how to vote with respect to the NYCB adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Q:	What is the vote required to approve each proposal at the Astoria special meeting?

Astoria merger proposal:

•	Standard: Approval of the Astoria merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Astoria common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the Astoria merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Astoria compensation proposal:

•	Standard: Approval of the Astoria compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Astoria special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Astoria special meeting, or fail to instruct your bank or broker how to vote with respect to the Astoria compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Astoria adjournment proposal:

•	Standard: Approval of the Astoria adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Astoria special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Astoria special meeting, or fail to instruct your bank or broker how to vote with respect to the Astoria adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Q:	Will holders of Astoria depositary shares be entitled to vote at the Astoria special meeting?

A:	No. Because the underlying Astoria preferred stock does not have voting rights with respect to any of the proposals that will be considered at the Astoria special meeting, holders of Astoria depositary shares will not be entitled to vote at the Astoria special meeting, and should not submit a proxy card with respect to the Astoria special meeting or otherwise attempt to vote with respect to their Astoria depositary shares.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for NYCB or Astoria to obtain the necessary quorum to hold their special meetings. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote “AGAINST” adoption of the merger agreement and, if you are a holder of NYCB common stock, a vote “AGAINST” the NYCB charter amendment proposal.

Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

No. Your bank or broker cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to NYCB or Astoria, or by voting in person at the NYCB special meeting or the Astoria special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of NYCB common stock or Astoria common stock on behalf of their customers may not give a proxy to NYCB or Astoria to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on these matters. Failure to instruct your bank or broker how to vote will have the same effect as a vote “AGAINST” adoption of the merger agreement and, if you are a holder of NYCB common stock, a vote “AGAINST” the NYCB charter amendment proposal.

Q:	How do I vote if I own shares through an NYCB benefit plan?

A:

Active employee-participants in NYCB benefit plans who hold NYCB common stock will receive an e-mail that contains a link to this joint proxy statement/prospectus, along with procedures to follow in order to vote the shares of common stock credited to each participant’s account under the NYCB benefit plans and the shares of common stock (if any) held independently of the NYCB benefit plans. Retired and inactive employee-participants will receive their proxy materials via U.S. mail. Benefit plan voting instructions will be delivered to the trustee for the NYCB benefit plans and the shares will be voted as directed by participants. Shares for which no voting instructions are provided or are not timely received will be voted by the trustee for NYCB’s stock-based benefit plans in the same proportion as the voting instructions the trustee receives from other participants, or in the case of NYCB’s equity incentive plans, as directed by NYCB. Benefit plan voting instructions must be received by 11:30 p.m. Eastern Daylight Time on April 20, 2016.

Q:	How do I vote if I own shares through the Astoria 401(k) Plan?

A:	Participants in the Astoria Bank 401(k) Plan, referred to as the Astoria 401(k) Plan, as of the record date of the Astoria special meeting, have the right to participate in directing the voting of Astoria common stock held in their plan accounts as of that date, but do not have the right to vote those shares personally at the Astoria special meeting. Such participants should refer to the voting instructions provided by the plan fiduciaries for information on how to direct the voting of such shares.

Q:	Can I attend the NYCB and Astoria special meetings and vote my shares in person?

A:	Yes. All holders of the common stock of NYCB and Astoria, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees, or any other holder of record, are invited to attend their respective special meetings. Holders of record of NYCB and Astoria common stock can vote in person at the NYCB special meeting and Astoria special meeting, respectively. If you are not a stockholder of record (i.e., if your shares are held for you in “street name”), you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the meetings. If you plan to attend your meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. You must also bring your admission ticket with you to be admitted to the NYCB special meeting. NYCB and Astoria reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the NYCB special meeting or the Astoria special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting at the special meeting.

Q:	Can I change my vote?

A:	NYCB stockholders: Yes. If you are a holder of record of NYCB common stock, you may change your vote at any time before your shares of NYCB common stock are voted at the NYCB special meeting by: (1) attending the NYCB special meeting and voting in person; (2) giving notice of revocation of the proxy at the NYCB special meeting; (3) voting by telephone or the Internet at a later time than the time at which you first voted; or (4) delivering to the Corporate Secretary of NYCB at 615 Merrick Avenue, Westbury, New York 11590 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares and matters to be considered at the NYCB special meeting, bearing a date later than the proxy card previously executed. If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote.

Astoria common stockholders: Yes. If you are a holder of record of Astoria common stock, you may change your vote at any time before your shares of Astoria common stock are voted at the Astoria special meeting by: (1) signing and returning a proxy card with a later date; (2) attending the special meeting in person, notifying the corporate secretary, and voting by ballot at the special meeting; (3) voting by telephone or the Internet at a later time; or (4) delivering a written revocation letter to Astoria’s Corporate Secretary at One Astoria Bank Plaza, Lake Success, New York 11040. If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote.

Q:	Will NYCB be required to submit the proposal to adopt the merger agreement to its stockholders even if NYCB’s board of directors has withdrawn, modified, or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the NYCB special meeting, NYCB is required to submit the proposal to adopt the merger agreement to its stockholders even if NYCB’s board of directors has withdrawn or modified its recommendation.

Q:	Will Astoria be required to submit the proposal to adopt the merger agreement to its stockholders even if Astoria’s board of directors has withdrawn, modified, or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Astoria special meeting, Astoria is required to submit the proposal to adopt the merger agreement to its stockholders even if Astoria’s board of directors has withdrawn or modified its recommendation.

Q:	What are the U.S. federal income tax consequences of the merger to Astoria common stockholders?

A:	It is a condition to the completion of the merger that NYCB and Astoria receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). Subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”, if you are a U.S. holder of Astoria common stock, you will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the NYCB common stock and cash you receive exceeds your tax basis in your Astoria common stock, and (2) the amount of cash you receive (in each case excluding any cash received instead of fractional shares of Astoria common stock).

Gain that you recognize in connection with the merger generally will constitute capital gain, except that depending on certain facts specific to you, any gain recognized could instead be taxable as a dividend.

For a definition of “U.S. holder” and a more detailed discussion of the material United States federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126 of this proxy statement/prospectus.

The U.S. federal income tax consequences described above may not apply to all holders of Astoria common stock. We strongly urge you to consult your independent tax advisor for a full understanding of the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty.

Q:	Are Astoria common stockholders entitled to dissenters’ rights?

A:	Yes. Astoria common stockholders are expected to be entitled to dissenters’ rights. For further information, see “The Merger—Dissenters’ Rights in the Merger.”

Q:	If I am an Astoria common stockholder, should I send in my Astoria stock certificate(s) now?

A:	No. Please do not send in your Astoria stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging Astoria stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

Q:	What should I do if I hold my shares of Astoria common stock in book-entry form?

A:	You are not required to take any special additional actions if your shares of Astoria common stock are held in book-entry form. After the completion of the merger, shares of Astoria common stock held in book-entry form automatically will be exchanged for book-entry shares of NYCB common stock, plus the cash consideration.

Q:	What should I do if I receive more than one set of voting materials?

A:	NYCB and Astoria common stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of NYCB and/or Astoria common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of NYCB common stock or Astoria common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both NYCB common stock and Astoria common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date. and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of NYCB common stock and/or Astoria common stock that you own.

Q:	When do you expect to complete the merger?

A:	NYCB and Astoria expect to complete the merger in mid to late 2016. However, neither NYCB nor Astoria can assure you of when or if the merger will be completed. NYCB and Astoria must obtain the approval of NYCB stockholders and Astoria common stockholders to adopt the merger agreement at their respective special meetings, and also must obtain necessary regulatory approvals in addition to satisfying certain other closing conditions.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, Astoria common stockholders will not receive any consideration for their shares of Astoria common stock in connection with the merger. Instead, Astoria will remain an independent, public company and Astoria common stock and depositary shares will continue to be listed and traded on the NYSE. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by either NYCB or Astoria. See “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	NYCB stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of NYCB common stock, please contact NYCB’s proxy solicitor, D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, New York 10005, or toll-free at (866) 829-0545.

Astoria common stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Astoria common stock, please contact Astoria’s proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or toll-free at (877) 717-3930.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. Please see “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

In the Merger, Astoria Common Stockholders Will Receive NYCB Common Stock and Cash (page 110)

NYCB and Astoria are proposing a strategic merger. If the merger is completed, Astoria common stockholders will receive one share of NYCB common stock plus $0.50 in cash for each share of Astoria common stock they hold immediately prior to the merger. NYCB will not issue any fractional shares of NYCB common stock in the merger. Astoria common stockholders who would otherwise be entitled to a fraction of a share of NYCB common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the NYCB share closing price.

As a result of the foregoing, based on the number of shares of NYCB and Astoria common stock outstanding as of October 28, 2015, on a fully diluted basis, approximately 82.5% of outstanding NYCB common stock following the merger will be held by stockholders that were holders of NYCB common stock immediately prior to the effectiveness of the merger and approximately 17.5% of outstanding NYCB common stock will be held by stockholders that were holders of Astoria common stock immediately prior to the effectiveness of the merger.

NYCB common stock is listed on the NYSE under the symbol “NYCB,” and Astoria common stock is listed on the NYSE under the symbol “AF.” The following table shows the closing sale prices of NYCB common stock and Astoria common stock as reported on the NYSE on October 28, 2015, the last full trading day before the public announcement of the merger agreement, and on March 14, 2016, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of Astoria common stock, which was calculated by adding the closing price of NYCB common stock on those dates and the cash consideration of $0.50.

	NYCB Common Stock	Astoria Common Stock	Cash Consideration	Implied Value of One Share of Astoria Common Stock
October 28, 2015	$19.16	$17.87	$0.50	$19.66
March 14, 2016	$15.72	$15.59	$0.50	$16.22

The merger agreement governs the merger. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

NYCB’s Board of Directors Unanimously Recommends that NYCB Stockholders Vote “FOR” the NYCB Merger Proposal and the Other Proposals Presented at the NYCB Special Meeting (page 39)

NYCB’s board of directors has determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of NYCB and its stockholders and has unanimously approved the merger agreement. NYCB’s board of directors unanimously recommends that NYCB stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other proposals presented at the NYCB special meeting. For the factors considered by NYCB’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—NYCB’s Reasons for the Merger; Recommendation of NYCB’s Board of Directors,” beginning on page 60.

Astoria’s Board of Directors Unanimously Recommends that Astoria Common Stockholders Vote “FOR” the Adoption of the Merger Agreement and the Other Proposals Presented at the Astoria Special Meeting (page 45)

Astoria’s board of directors has determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of Astoria and its stockholders, and has unanimously approved the merger agreement. Astoria’s board of directors unanimously recommends that Astoria common stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other proposals presented at the Astoria special meeting. For the factors considered by Astoria’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—Astoria’s Reasons for the Merger; Recommendation of Astoria’s Board of Directors,” beginning on page 80.

Opinions of NYCB’s Financial Advisors (pages 64 and 72 and Annexes B and C)

Opinion of Goldman, Sachs & Co.

Goldman, Sachs & Co. (which we refer to as “Goldman Sachs”), financial advisor to the NYCB board of directors, rendered its oral opinion to certain members of the NYCB board of directors acting on behalf of the board, which opinion was addressed to the board and was subsequently confirmed by delivery of a written opinion addressed to the board, to the effect that, as of October 28, 2015 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid by NYCB for each share of Astoria common stock pursuant to the merger agreement was fair from a financial point of view to NYCB. The full text of the written opinion of Goldman Sachs, dated October 28, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus.

Goldman Sachs provided its opinion for the information and assistance of the NYCB board of directors in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any NYCB stockholder should vote with respect to the merger or any other matter.

For further information, see “The Merger—Opinion of Goldman, Sachs & Co.,” beginning on page 64.

Opinion of Credit Suisse Securities (USA) LLC

In connection with the merger, Credit Suisse Securities (USA) LLC (which we refer to as “Credit Suisse”), financial advisor to the NYCB board of directors, delivered a written opinion, dated October 28, 2015, to the board as to the fairness, from a financial point of view and as of the date of such opinion, to NYCB of the merger consideration to be paid by NYCB pursuant to the merger agreement. The full text of Credit Suisse’s written opinion, dated October 28, 2015, to the NYCB board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex C hereto and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion.

Credit Suisse’s opinion was provided to the NYCB board of directors (solely in its capacity as such) for its information in connection with its evaluation of the merger consideration and did not address any other aspect of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available or the underlying business decision of NYCB to proceed with the merger. The opinion does not constitute advice or a recommendation to any NYCB stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger or otherwise.

For further information, see “The Merger—Opinion of Credit Suisse Securities (USA) LLC,” beginning on page 72.

Opinion of Astoria’s Financial Advisor (page 82 and Annex D)

At the October 28, 2015 meeting at which the Astoria board of directors considered and approved the merger agreement, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler O’Neill”), delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in Sandler O’Neill’s opinion, the merger consideration was fair to the holders of Astoria’s common stock from a financial point of view.

The full text of Sandler O’Neill’s opinion is attached as Annex D to this joint proxy statement/ prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.

Astoria common stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. The opinion was directed to Astoria board of directors and is directed only to the fairness of the merger consideration to the holders of Astoria common stock from a financial point of view. It does not address the underlying business decision of Astoria to engage in the merger or any other aspect of the merger and is not a recommendation to any Astoria common stockholder as to how such stockholder should vote at the Astoria special meeting with respect to the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Astoria’s officers, directors or employees, or class of such persons, relative to the per share consideration to be received by Astoria stockholders.

For further information, see “The Merger—Opinion of Sandler O’Neill & Partners, L.P.,” beginning on page 82.

Treatment of Astoria Equity Awards (page 111)

Stock Options. At the effective time of the merger, each outstanding option to purchase shares of Astoria common stock will fully vest and be converted automatically into the right to receive NYCB common stock with a value equal to the sum of (1) the exchange ratio multiplied by the NYCB share closing price and (2) the cash consideration, less the applicable exercise price. Any option to purchase shares of Astoria common stock that has an exercise price per share that is greater or equal to the per share stock consideration will be cancelled in exchange for no consideration.

Restricted Stock. At the effective time of the merger, each outstanding restricted share of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration.

Restricted Stock Units. At the effective time of the merger, each outstanding restricted stock unit award in respect of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration in respect of each share of Astoria common stock underlying the restricted stock unit award.

For further information, see “The Merger Agreement—Treatment of Astoria Stock Options and Other Equity-Based Awards,” beginning on page 111.

Treatment of Astoria Preferred Stock and Depositary Shares (page 111)

Each share of Astoria preferred stock issued and outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive one share of NYCB preferred stock. But for the par value of the securities, the NYCB preferred stock will have terms that are substantively identical to the terms of the outstanding Astoria preferred stock. Each outstanding share of Astoria preferred stock is presently represented by depositary shares that are listed on the NYSE and represent a 1/40th interest in a share of Astoria preferred stock. Upon completion of the merger, NYCB will assume the obligations of Astoria under Astoria’s deposit agreement, dated as of March 19, 2013, by and among Astoria, Computershare Shareowner Services, LLC, as depositary, and the holders from time to time of the depositary receipts described therein (which we refer to as the “deposit agreement”). NYCB will instruct the depositary to treat the shares of NYCB preferred stock received by it upon conversion of the shares of Astoria preferred stock as newly deposited securities under the deposit agreement. The depositary shares will thereafter represent shares of NYCB preferred stock. The depositary shares will continue to be listed on the NYSE upon completion of the merger under a new name and traded under a new symbol.

For further information, see “The Merger Agreement—Treatment of Astoria Preferred Stock and Depositary Shares,” beginning on page 110. Following the completion of the merger, NYCB will have 135,000 shares of NYCB preferred stock and 5,400,000 NYCB depositary shares issued and outstanding.

NYCB Will Hold its Special Meeting on April 26, 2016 (page 39)

The NYCB special meeting will be held on April 26, 2016, at 10:00 a.m. local time, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York 11354. At the NYCB special meeting, NYCB stockholders will be asked to:

•	approve the NYCB merger proposal;

•	approve the NYCB charter amendment proposal; and

•	approve the NYCB adjournment proposal.

Only holders of record of NYCB common stock at the close of business on February 29, 2016 will be entitled to vote at the NYCB special meeting (which we refer to as the “NYCB record date”). Each share of NYCB common stock is entitled to one vote on each proposal to be considered at the NYCB special meeting. As of the NYCB record date, there were 486,357,792 shares of NYCB common stock entitled to vote at the special meeting. The directors and executive officers of NYCB and their affiliates beneficially owned, and were entitled to vote, approximately 13,852,503 shares of NYCB common stock, representing approximately 2.8% of the shares of NYCB common stock outstanding on the NYCB record date.

For further information, see “The NYCB Special Meeting—Date, Time, and Place of the Meeting,” beginning on page 39.

Astoria Will Hold its Special Meeting on April 26, 2016 (page 45)

The Astoria special meeting will be held on April 26, 2016 , at 9:30 a.m. local time, at The Inn at New Hyde Park, 214 Jericho Turnpike, New Hyde Park, New York 11040. At the Astoria special meeting, Astoria common stockholders will be asked to:

•	approve the Astoria merger proposal;

•	approve the Astoria compensation proposal; and

•	approve the Astoria adjournment proposal.

Only holders of record of Astoria common stock at the close of business on February 29, 2016 will be entitled to vote at the Astoria special meeting (which we refer to as the “Astoria record date”). Each share of Astoria common stock is entitled to one vote on each proposal to be considered at the Astoria special meeting. On the Astoria record date, there were 101,405,071 shares of Astoria common stock entitled to vote at the special meeting. The directors and executive officers of Astoria and their affiliates beneficially owned, and were entitled to vote, approximately 2,259,308.36 shares of Astoria common stock, representing approximately 2.2% of the shares of Astoria common stock outstanding on the Astoria record date.

For further information, see “The Astoria Special Meeting—Date, Time, and Place of the Meeting,” beginning on page 45.

NYCB Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote

NYCB merger proposal:

•	Standard: Approval of the NYCB merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of NYCB common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the NYCB merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

NYCB charter amendment proposal:

•	Standard: Approval of the NYCB charter amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of NYCB common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the NYCB charter amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

NYCB adjournment proposal:

•	Standard: Approval of the NYCB adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the NYCB special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the NYCB special meeting, or fail to instruct your bank or broker how to vote with respect to the NYCB adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

For further information, see “The NYCB Special Meeting— Vote Required; Treatment of Abstentions and Failure to Vote,” beginning on page 39.

Astoria Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote

Astoria merger proposal:

•	Standard: Approval of the Astoria merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Astoria common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the Astoria merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Astoria compensation proposal:

•	Standard: Approval of the Astoria compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Astoria special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Astoria special meeting, or fail to instruct your bank or broker how to vote with respect to the Astoria compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Astoria adjournment proposal:

•	Standard: Approval of the Astoria adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Astoria special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Astoria special meeting, or fail to instruct your bank or broker how to vote with respect to the Astoria adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

For further information, see “The Astoria Special Meeting—Vote Required; Treatment of Abstentions and Failure to Vote,” beginning on page 45.

Material U.S. Federal Income Tax Consequences of the Merger (page 126)

It is a condition to the completion of the merger that NYCB and Astoria receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”, if you are a U.S. holder of Astoria common stock, you will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the NYCB common stock and cash you receive exceeds your tax basis in your Astoria common stock, and (2) the amount of cash you receive (in each case excluding any cash received instead of fractional shares of Astoria common stock).

Gain that you recognize in connection with the merger generally will constitute capital gain, except that depending on certain facts specific to you, any gain recognized could instead be taxable as a dividend.

For a definition of “U.S. holder” and a more detailed discussion of the material United States federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 126 of this proxy statement/prospectus.

The U.S. federal income tax consequences described above may not apply to all holders of Astoria common stock. We strongly urge you to consult your independent tax advisor for a full understanding of the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty.

Astoria’s Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests (page 94)

Astoria’s stockholders should be aware that Astoria’s directors and executive officers have interests in the merger that are different from, or in addition to, interests of Astoria stockholders generally. These interests include, among others, the treatment of outstanding Astoria equity awards pursuant to the merger agreement, certain payments and benefits payable under employment agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. These interests also include NYCB’s agreement to appoint Monte Redman, Astoria’s Director, President, and Chief Executive Officer, and Ralph Palleschi, Astoria’s Director and Chairman of the Board, to the board of directors of the surviving corporation and to invite other members of the Astoria board of directors to serve as paid members of the board of the Astoria Bank Division of New York Community Bank following the effective time of the merger. The Astoria board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the adoption of the merger agreement to Astoria common stockholders. See the section entitled “The Merger—Interests of Astoria’s Directors and Executive Officers in the Merger” beginning on page 94 of this joint proxy statement/prospectus for a more detailed description of these interests.

Astoria Common Stockholders Are Expected To Be Entitled To Assert Appraisal Rights (page 102)

If the merger agreement is adopted by Astoria common stockholders, Astoria common stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the Delaware General Corporation Law (which we refer to as “DGCL”). This means that holders of shares of Astoria common stock are entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of their shares of Astoria common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid upon the amount determined to be “fair value,” if any, as determined by the court.

Astoria common stockholders who wish to seek appraisal of their shares are in any case encouraged to seek the advice of legal counsel with respect to the exercise of appraisal rights, due to the complexity of the appraisal process.

Astoria common stockholders considering seeking appraisal should be aware that the “fair value” of their shares as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value of the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares.

To exercise your appraisal rights, (1) you must submit a written demand for appraisal to Astoria before the stockholder vote is taken on the Astoria merger proposal at the Astoria special meeting; (2) you must not submit a blank proxy or otherwise vote in favor of the Astoria merger proposal to adopt the merger agreement; and (3) you must hold shares of Astoria common stock of record when you submit your written demand for appraisal and continue to hold them through the effective time of the merger. Your failure to follow the procedures specified under the DGCL will result in the loss of your appraisal rights. The DGCL requirements for exercising appraisal rights are described in further detail in this joint proxy statement/prospectus, and the relevant section of the DGCL regarding appraisal rights is reproduced and attached as Annex E to this joint proxy statement/prospectus. If you hold your shares of Astoria common stock through a broker, bank, or other nominee, and you wish to exercise appraisal rights, you should consult with your broker, bank, or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such broker, bank, or other nominee.

For more information, see “The Merger—Appraisal Rights in the Merger,” beginning on page 102.

Regulatory Approvals Required for the Merger (page 107)

Subject to the terms of the merger agreement, both Astoria and NYCB have agreed to use their reasonable best efforts to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such approvals. These approvals include approvals from, among others, the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board,” the Federal Deposit Insurance Corporation,

which we refer to as “the FDIC,” and the New York State Department of Financial Services, which we refer to as the “DFS.” NYCB and Astoria have filed applications and notifications to obtain the required regulatory approvals.

Although neither Astoria nor NYCB knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Astoria and NYCB cannot be certain when or if they will be obtained. For more information, see “The Merger—Regulatory Approvals Required for the Merger,” beginning on page 107.

Regulatory Implications of the Merger (page 61)

NYCB currently expects that its total consolidated assets will be over $50 billion, based on a four quarter trailing average, and that it will be subject to stricter prudential standards required by the Dodd-Frank Act for large bank holding companies by end of the second quarter of 2016. If NYCB’s total consolidated assets do not exceed $50 billion before the completion of the merger, its total consolidated assets will exceed the threshold upon the completion of the merger. Pursuant to the current requirements of the Dodd-Frank Act, NYCB will become subject to the enhanced regulatory standards applicable to bank holding companies at the end of the quarter in which its total consolidated assets exceed $50 billion, including but not limited to submitting an annual capital plan, undergoing an annual supervisory capital stress test and two company-run capital stress tests, enhanced requirements for liquidity risk management and overall risk management, liquidity buffer and liquidity stress testing requirements, submitting a resolution plan, implementation of an enhanced compliance program under the Volcker Rule, and payment of additional Federal Reserve Board assessments. NYCB will also be required to participate in the annual Comprehensive Capital Assessment and Review, and would be subjected to heightened supervisory expectations in a range of other areas.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 121)

Each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain conditions, including: (1) the approval of the NYCB merger proposal by the requisite vote of NYCB stockholders; (2) the approval of the Astoria merger proposal by the requisite vote of Astoria common stockholders; (3) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, each as described above; (4) authorization for listing on the NYSE of the shares of NYCB common stock to be issued in the merger; (5) effectiveness of the registration statement on Form S-4 for the NYCB common stock to be issued in the merger; (6) the absence of any order, injunction, or other legal restraint preventing the completion of the merger or making the completion of the merger illegal; (7) subject to certain exceptions, the accuracy of the representations and warranties of each of NYCB and Astoria; (8) performance in all material respects by each of NYCB and Astoria of its obligations under the merger agreement; and (9) receipt by each of NYCB and Astoria of an opinion from its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Astoria nor NYCB can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For more information, see “The Merger Agreement—Conditions to Complete the Merger,” beginning on page 121.

Termination of the Merger Agreement (page 122)

The merger agreement may be terminated at any time by NYCB or Astoria prior to the effective time of the merger under the following circumstances:

•	by mutual written consent;

•	if any governmental entity issues a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the merger or the other transactions contemplated by the merger agreement;

•	by either party, if the merger is not consummated by December 31, 2016, unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; and

•	subject to cure rights, if there shall have been a breach of any of the covenants or agreements, or any inaccuracy of any of the representations or warranties of the other party, such that the conditions to the terminating party’s obligations to complete the merger would not be satisfied.

In addition, the merger agreement may be terminated:

•	by Astoria if, prior to obtaining the approval of the NYCB stockholders of the NYCB merger proposal, the NYCB board of directors makes an adverse recommendation change or breaches its obligations with respect to calling a meeting of its stockholders; or

•	by NYCB if, prior to obtaining the approval of the Astoria common stockholders of the Astoria merger proposal, the Astoria board of directors makes an adverse recommendation change or breaches its obligations with respect to the non-solicitation of acquisition proposals, calling a meeting of its stockholders or recommending that its stockholders adopt the merger agreement.

For more information, see “The Merger Agreement—Termination of the Merger Agreement,” beginning on page 122.

Termination Fee (page 123)

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of Astoria’s or NYCB’s respective boards of directors, Astoria or NYCB may be required to pay to the other party a termination fee equal to $69.5 million. These termination fees could discourage other companies from seeking to acquire or merge with Astoria or NYCB. For more information, see “The Merger Agreement—Termination Fee,” beginning on page 123.

Amendment to NYCB’s Certificate of Incorporation (page 99 and Annex F)

In connection with the merger, NYCB is seeking approval to amend the NYCB charter to increase the number of authorized shares of common stock by 300 million to 900 million. For more information, see “The Merger—Amendment to NYCB’s Certificate of Incorporation,” beginning on page 99.

The Rights of Astoria Common Stockholders Will Change as a Result of the Merger (page 152)

The rights of Astoria common stockholders will change as a result of the merger due to differences in NYCB’s and Astoria’s governing documents. The rights of Astoria common stockholders are governed by Delaware law and by the Astoria charter and bylaws. Upon the completion of the merger, Astoria common stockholders will become stockholders of NYCB, as the continuing legal entity in the merger, and the rights of Astoria common stockholders will therefore be governed by the NYCB charter and bylaws (but will continue to be governed by Delaware law).

Both Astoria and NYCB currently have a classified board of directors. However, on March 17, 2015, the NYCB board of directors adopted a resolution to submit at its 2016 annual meeting of stockholders a proposal to amend the NYCB charter to declassify the board of directors (which we refer to as the “declassification proposal”). Pursuant to the declassification proposal, directors of NYCB whose then current three-year terms expire at the annual meetings of stockholders to be held in 2017, 2018, and 2019, respectively, will thereafter be elected on an annual basis.

For more information, see “Comparison of Stockholders’ Rights,” beginning on page 153 for a description of the material differences in stockholders’ rights under each of the NYCB and Astoria governing documents.

Information About the Companies (pages 51 and 52)

New York Community Bancorp, Inc.

One of the largest U.S. bank holding companies, with assets of $50.3 billion as of December 31, 2015, New York Community Bancorp, Inc. is a leading producer of multi-family loans on rent-regulated buildings in New York City and the parent of the Community Bank and the Commercial Bank. With deposits of $28.4 billion as of December 31, 2015 and more than 250 branches in Metro New York, New Jersey, Florida, Ohio, and Arizona, NYCB also ranks among the largest depositories in the United States.

NYCB’s principal office is located at 615 Merrick Avenue, Westbury, New York 11590, and its telephone number at that location is (516) 683-4100. NYCB’s stock is traded on the NYSE under the symbol “NYCB.” Additional information about NYCB and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 167.

Astoria Financial Corporation

Astoria is a Delaware corporation organized in 1993 as the unitary savings and loan holding company of Astoria Bank and its consolidated subsidiaries. Astoria is headquartered in Lake Success, New York and its principal business is the operation of its wholly-owned subsidiary, Astoria Bank. Astoria Bank’s primary business is attracting retail deposits from the general public and businesses and investing those deposits, together with funds generated from operations, principal repayments on loans and securities and borrowings, primarily in multi-family and commercial real estate mortgage loans, one-to-four family, or residential, mortgage loans, and mortgage-backed securities. Astoria Bank currently has 88 banking offices—one main office and 87 branches, all located in New York.

Astoria’s common stock is traded on the NYSE under the symbol “AF.”

Astoria’s principal office is located at One Astoria Bank Plaza, Lake Success, New York, and its telephone number at that location is (516) 327-7869. Additional information about Astoria and Astoria Bank and its other subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 167.

Litigation Relating to the Merger (page 109)

Following the announcement on October 28, 2015 of the execution of the merger agreement, various stockholders of Astoria have filed seven putative class action lawsuits against Astoria, its directors and NYCB challenging the proposed transaction. The various complaints allege that the directors of Astoria breached their fiduciary duties in connection with their approval of the merger agreement and that NYCB aided and abetted those alleged fiduciary breaches. Other potential plaintiffs may also file additional lawsuits challenging the proposed transaction. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to NYCB and Astoria, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect NYCB’s business, financial condition, results of operations and cash flows.

For more information, see “The Merger—Litigation Relating to the Merger” beginning on page 109.

Risk Factors (page 30)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 30.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NYCB

The following selected consolidated financial information for the fiscal years ended December 31, 2011 through December 31, 2015 is derived from audited financial statements of NYCB. You should not assume that the results of operations for any past periods are indicative of results for any future period. You should read this information in conjunction with NYCB’s consolidated financial statements and related notes thereto included in NYCB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

	At or For the Years Ended December 31,
(dollars in thousands, except share data)	2015	2014	2013	2012	2011
EARNINGS SUMMARY:
Net interest income (1)	$408,075	$1,140,353	$1,166,616	$1,160,021	$1,200,421
(Recovery of) provision for losses on non-covered loans	(3,334)	—	18,000	45,000	79,000
(Recovery of) provision for losses on covered loans	(11,670)	(18,587)	12,758	17,988	21,420
Non-interest income	210,763	201,593	218,830	297,353	235,325
Non-interest expense:
Operating expenses (2)	615,600	579,170	591,778	593,833	574,683
Amortization of core deposit intangibles	5,344	8,297	15,784	19,644	26,066
Debt repositioning charge	141,209	—	—	—	—
Merger-related expenses	3,702	—	—	—	—
Income tax (benefit) expense	(84,857)	287,669	271,579	279,803	254,540
Net (loss) income	(47,156)	485,397	475,547	501,106	480,037
Basic (loss) earnings per share (3)	(0.11)	1.09	1.08	1.13	1.09
Diluted (loss) earnings per share (3)	(0.11)	1.09	1.08	1.13	1.09
Dividends paid per common share (4)	1.00	1.00	1.00	1.00	1.00

SELECTED RATIOS:
Return on average assets (3)	(0.10)%	1.01%	1.07%	1.18%	1.17%
Return on average stockholders’ equity (3)	(0.81)	8.41	8.46	9.06	8.73
Average stockholders’ equity to average assets	11.90	12.01	12.66	13.02	13.38
Operating expenses to average assets (2)	1.26	1.21	1.33	1.40	1.40
Efficiency ratio (1) (2)	99.48	43.16	42.71	40.75	40.03
Interest rate spread (1)	0.69	2.57	2.90	3.11	3.37
Net interest margin (1)	0.94	2.67	3.01	3.21	3.46
Dividend payout ratio	—	91.74	92.59	88.50	91.74

BALANCE SHEET SUMMARY:
Total assets	$50,317,796	$48,559,217	$46,688,287	$44,145,100	$42,024,302
Loans, net of allowances for loan losses	38,011,995	35,647,639	32,727,507	31,580,636	30,152,154
Allowance for losses on non-covered loans	147,124	139,857	141,946	140,948	137,290
Allowance for losses on covered loans	31,395	45,481	64,069	51,311	33,323
Securities	6,173,645	7,096,450	7,951,020	4,913,528	4,540,516
Deposits	28,426,758	28,328,734	25,660,992	24,877,521	22,325,654
Borrowed funds	15,748,405	14,226,487	15,105,002	13,430,191	13,960,413
Stockholders’ equity	5,934,696	5,781,815	5,735,662	5,656,264	5,565,704
Common shares outstanding	484,943,308	442,587,190	440,809,365	439,050,966	437,344,796
Book value per share	$12.24	$13.06	$13.01	$12.88	$12.73
Stockholders’ equity to total assets	11.79%	11.91%	12.29%	12.81%	13.24%

ASSET QUALITY RATIOS (excluding covered assets):
Non-performing non-covered loans to total non-covered loans	0.13%	0.23%	0.35%	0.96%	1.28%
Non-performing non-covered assets to total non-covered assets	0.13	0.30	0.40	0.71	1.07
Allowance for losses on non-covered loans to non-performing non-covered loans	310.08	181.75	137.10	53.93	42.14
Allowance for losses on non-covered loans to total non-covered loans	0.41	0.42	0.48	0.52	0.54
Net (recoveries) charge-offs to average loans (5)	(0.02)	0.01	0.05	0.13	0.35

	At or For the Years Ended December 31,
(dollars in thousands, except share data)	2015	2014	2013	2012	2011

ASSET QUALITY RATIOS (including covered assets):
Total non-performing loans to total loans	0.49%	0.66%	0.97%	1.88%	2.30%
Total non-performing assets to total assets	0.45	0.68	0.91	1.47	1.97
Allowances for loan losses to total non-performing loans	96.51	78.92	65.40	33.50	25.34
Allowances for loan losses to total loans	0.47	0.52	0.63	0.63	0.58

(1)	The 2015 amount reflects the impact of a $773.8 million debt repositioning charge recorded in the fourth quarter of the year.
(2)	The 2015 amount includes state and local non-income taxes of $5.4 million resulting from the debt repositioning charge.
(3)	The 2015 amount reflects the $546.8 million after-tax impact of the debt repositioning charge.
(4)	Due to the charge related to NYCB’s balance sheet repositioning described below in “The Merger—NYCB Balance Sheet Repositioning,” any future dividends paid by NYCB over the next four quarters will require regulatory clearance.
(5)	Average loans include covered loans.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ASTORIA

The following selected consolidated financial information for the fiscal years ended December 31, 2011 through December 31, 2015 is derived from audited financial statements of Astoria. You should not assume that the results of operations for any past periods are indicative of results for any future period. You should read this information in conjunction with Astoria’s consolidated financial statements and related notes thereto included in Astoria’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information”.

	At or For the Year Ended December 31,
(In Thousands)	2015	2014	2013	2012	2011
Financial Data:
Total assets	$15,076,211	$15,640,021	$15,793,722	$16,496,642	$17,022,055
Securities available-for-sale	416,798	384,359	401,690	336,300	344,187
Securities held-to-maturity	2,296,799	2,133,804	1,849,526	1,700,141	2,130,804
Loans receivable, net (1)	11,055,081	11,845,848	12,303,066	13,078,471	13,117,419
Deposits	9,106,027	9,504,909	9,855,310	10,443,958	11,245,614
Borrowings, net	3,964,222	4,187,691	4,137,161	4,373,496	4,121,573
Stockholders’ equity	1,663,448	1,580,070	1,519,513	1,293,989	1,251,198

(In Thousands, Except Per Share Data)	2015	2014	2013	2012	2011
Operating Data:
Interest income	473,416	$492,350	$518,430	$600,509	$695,248
Interest expense	133,127	150,062	176,528	252,240	319,822

Net interest income	340,289	342,288	341,902	348,269	375,426
Provision for loan losses (credited) charged to operations	(12,072)	(9,469)	19,601	40,400	37,000

Net interest income after provision for loan losses	352,361	351,757	322,301	307,869	338,426
Non-interest income	54,596	54,848	69,572	73,235	68,915
General and administrative expense	289,083	284,410	287,531	300,133	301,417

Income before income tax expense	117,874	122,195	104,342	80,971	105,924
Income tax expense	29,799	26,279	37,749	27,880	38,715

Net income	88,075	95,916	66,593	53,091	67,209
Preferred stock dividends	8,775	8,775	7,214	—	—

Net income available to common stockholders	$79,300	$87,141	$59,379	$53,091	$67,209

Basic earnings per common share	$0.79	$0.88	$0.60	$0.55	$0.70
Diluted earnings per common share	$0.79	$0.88	$0.60	$0.55	$0.70

	At or For the Year Ended December 31,
	2015	2014	2013	2012	2011
Selected Financial Ratios and Other Data:
Return on average common stockholders’ equity (2)	5.31	6.06	4.50	4.15	5.31
Return on average tangible common stockholders’ equity (2)(3)	6.07	6.96	5.23	4.86	6.22
Net interest rate spread (4)	2.29	2.25	2.17	2.09	2.23
Net interest margin (5)	2.36	2.32	2.25	2.16	2.30
General and administrative expense to average assets	1.89%	1.82%	1.78%	1.75%	1.73%

Asset Quality Ratios:
Non-performing loans to total loans (6)	1.24%	1.07%	2.67%	2.38%	2.51%
Non-performing assets to total assets (7)	1.05	1.05	2.37	2.08	2.24
Allowance for loan losses to non-performing loans (6)	70.90	87.32	41.87	46.18	47.22
Allowance for loan losses to total loans	0.88	0.93	1.12	1.10	1.18

(1)	Includes assets measured at fair value on a non-recurring basis.
(2)	Returns on average common stockholders’ equity and average tangible common stockholders’ equity are calculated using net income available to Astoria common stockholders.
(3)	Tangible common stockholders’ equity represents common stockholders’ equity less goodwill.
(4)	Net interest rate spread represents the difference between the average yield on average interest-earning assets and the average cost of average interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average interest-earning assets.
(6)	Non-performing loans, substantially all of which are non-accrual loans, included loans modified in a TDR totaling $61.0 million at December 31, 2015, $68.4 million at December 31, 2014, $109.8 million at December 31, 2013, $32.8 million at December 31, 2012 and $18.8 million at December 31, 2011. Non-performing loans exclude loans held-for-sale and loans which have been modified in a TDR that have been returned to accrual status.
(7)	Non-performing assets consist of all non-performing loans and REO.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of NYCB giving effect to the merger with Astoria. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting, with NYCB treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Astoria, as of the effective date of the merger, will be recorded by NYCB at their respective estimated fair values, and the excess of the merger consideration over the fair value of Astoria’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined income statement information for the year ended December 31, 2015 is presented as if the merger was consummated on January 1, 2015, the first business day of the NYCB 2015 fiscal year, and combines the historical results of NYCB and Astoria for the year ended December 31, 2015. The unaudited pro forma condensed combined balance sheet information as of December 31, 2015 gives effect to the merger as if it occurred on December 31, 2015, and combines the historical balance sheets of NYCB and Astoria as of December 31, 2015.

The selected unaudited pro forma condensed combined financial data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the pro forma allocation of the purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

Selected Unaudited Pro Forma Financial Data

(Dollars in thousands, except per share amounts)	For the year ended December 31, 2015
Unaudited Pro Forma Condensed Combined Income Statement Information:
Net interest income (1)	$842,438
Recovery of loan losses	(27,076)
Income before income taxes	61,701
Net income (2)	87,939

(1)	Net interest income for the year ended December 31, 2015 includes a one-time debt repositioning charge of $773.8 million. See “The Merger—NYCB Balance Sheet Repositioning.”

(2)	Net income for the year ended December 31, 2015, includes a one-time after-tax debt repositioning charge of $546.8 million and after-tax merger-related expenses of $3.2 million. See “The Merger—NYCB Balance Sheet Repositioning.”

As of December 31, 2015
Unaudited Pro Forma Condensed Combined Balance Sheet Information:
Loans held for investment, net	$48,489,470
Total Assets	66,058,577
Deposits	37,565,275
Wholesale borrowings	19,313,170
Total stockholders’ equity	8,021,854

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

(Unaudited)

Presented below are NYCB’s and Astoria’s historical per share data for the year ended December 31, 2015, and unaudited pro forma combined per share data for the year ended December 31, 2015. Except for the historical information as of and for the year ended December 31, 2015, the information provided in the table below is unaudited. The unaudited pro forma data and equivalent per share information give effect to the merger as if the transaction had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2015, in the case of the earnings per share and dividends declared data. This information should be read together with the historical consolidated financial statements and related notes of NYCB and Astoria filed by each with the SEC, and incorporated by reference in this document, and with the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The unaudited pro forma financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

	NYCB Historical	Astoria Historical	Pro Forma Combined	Per Equivalent Astoria Share(3)
For the year ended December 31, 2015:
Basic (loss) earnings per share(1) (4)	$(0.11)	$0.79	$0.14	$0.14
Diluted (loss) earnings per share(1) (4)	$(0.11)	$0.79	$0.14	$0.14
Cash dividends declared(2)	$1.00	$0.16	$1.00	$1.00
Book value per share as of December 31, 2015	$12.24	$15.23	$13.66	$13.66

(1)	Pro forma combined earnings per share data excludes the impact of anticipated cost savings (refer to Note 3 below in “Notes to Unaudited Pro Forma Condensed Combined Financial Information”) and potential revenue enhancements that may be realized through the merger.
(2)	Pro forma combined cash dividends declared are based upon NYCB’s historical amounts. Based upon an anticipated dividend payout ratio of approximately 50% upon completion of the merger, NYCB has decided, going forward, to re-allocate $0.08 cents per share from its traditional dividend payment to support its future growth and capital strength. Accordingly, on January 27, 2016, NYCB announced that its board of directors declared a $0.17 per share dividend payable on February 19, 2016 to shareholders of record as of February 8, 2016.
(3)	Pro forma per equivalent Astoria share information is calculated based on pro forma combined multiplied by the one-for-one exchange ratio.
(4)	Basic and diluted (loss) earnings per share for NYCB includes a one-time after-tax debt repositioning charge of $546.8 million or $1.22 per basic and diluted share and after-tax merger-related expenses of $3.2 million or $0.01 per basic and diluted share. See “The Merger—NYCB Balance Sheet Repositioning.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving NYCB’s or Astoria’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “projections,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of NYCB, Astoria or the combined company following the merger, the combined company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, financing plans and the availability of capital, the likelihood of success and impact of litigation and other statements that are not historical facts. These statements are only predictions based on NYCB’s and Astoria’s current expectations and projections about future events. There are important factors that could cause NYCB’s and Astoria’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 30.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in NYCB’s and Astoria’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	the inability to close the merger and the bank merger in a timely manner;

•	the failure to complete the merger due to the failure of NYCB or Astoria common stockholders to approve the NYCB or Astoria merger proposals;

•	failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•	the potential impact of announcement or consummation of the proposed merger with Astoria on relationships with third parties, including customers, employees, and competitors;

•	business disruption following the merger;

•	difficulties and delays in integrating the NYCB and Astoria businesses or fully realizing cost savings and other benefits;

•	NYCB’s potential exposure to unknown or contingent liabilities of Astoria;

•	the challenges of integrating, retaining, and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	changes in NYCB’s stock price before closing, including as a result of the financial performance of Astoria prior to closing;

•	operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which NYCB and Astoria are highly dependent;

•	changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Dodd-Frank Act, and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•	changes in interest rates, which may affect NYCB’s or Astoria’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of NYCB’s or Astoria’s assets, including its investment securities;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in NYCB’s credit ratings or in NYCB’s ability to access the capital markets;

•	natural disasters, war, or terrorist activities; and

•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting NYCB’s or Astoria’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond NYCB’s or Astoria’s control.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, NYCB and Astoria claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference in this joint proxy statement/prospectus. Except to the extent required by applicable law, NYCB and Astoria do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to NYCB, Astoria, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Risks Related to the Merger and NYCB’s Business Upon Completion of the Merger

Because the market price of NYCB common stock will fluctuate, Astoria common stockholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Astoria common stock (except for specified shares of Astoria common stock held by Astoria or NYCB and shares of Astoria common stock held by stockholders who properly exercise appraisal rights) will be converted into one share of NYCB common stock and $0.50 in cash. The market value of the stock consideration will vary from the closing price of NYCB common stock on the date NYCB and Astoria announced the merger, on the date that this joint proxy statement/prospectus is mailed to Astoria common stockholders, on the date of the special meeting of the Astoria common stockholders, and on the date the merger is completed. Any change in the market price of NYCB common stock prior to the completion of the merger will affect the market value of the stock consideration that Astoria common stockholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of NYCB common stock or shares of Astoria common stock.

The market price of NYCB’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding NYCB’s operations or business prospects, including market sentiment regarding NYCB’s entry into the merger agreement. These risks may be affected by:

•	operating results that vary from the expectations of NYCB management or of securities analysts and investors;

•	developments in NYCB’s business or in the financial services sector generally;

•	regulatory or legislative changes affecting NYCB’s industry generally or its business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to NYCB;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by NYCB or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Therefore, at the time of the Astoria special meeting, you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of NYCB common stock and for shares of Astoria common stock.

The market price of NYCB common stock after the merger may be affected by factors different from those affecting the shares of Astoria or NYCB currently.

Upon completion of the merger, holders of Astoria common stock will become holders of NYCB common stock. NYCB’s business differs in important respects from that of Astoria and, accordingly, the results of operations of the combined company and the market price of NYCB common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of NYCB and Astoria. For example, NYCB operates in certain states of the United States, including Arizona, Florida, New Jersey and Ohio, where Astoria does not. Accordingly, the results of operations of NYCB will be affected by business and other developments in those areas of the country to a larger extent than those of Astoria. For a discussion of the businesses of NYCB and Astoria and of some important factors to consider in connection with those businesses, please see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

NYCB currently expects that its total consolidated assets, based on a four quarter trailing average, will be over $50 billion and that it will be subject to stricter prudential standards required by the Dodd-Frank Act for large bank holding companies by the end of the second quarter of 2016.

Pursuant to the current requirements of the Dodd-Frank Act, a bank holding company whose total consolidated assets average more than $50 billion over the four most recent quarters is determined to be a “systemically important financial institution” (which we refer to as a “SIFI”), and therefore is subject to stricter prudential standards, primarily relating to capital requirements, liquidity requirements, risk-management requirements, capital stress test requirements, dividend limits, and early remediation regimes. The Dodd-Frank Act permits, but does not require, the Federal Reserve Board to apply heightened prudential standards in a number of other areas, including short-term debt limits and enhanced public disclosure. Based on current definitions and requirements for a SIFI, NYCB will become subject to the enhanced regulatory standards applicable to bank holding companies at the end of the second quarter of 2016, including but not limited to submitting an annual capital plan, undergoing an annual supervisory capital stress test and two company-run capital stress tests, enhanced requirements for liquidity risk management and overall risk management, liquidity buffer and liquidity stress testing requirements, submitting a resolution plan, implementation of an enhanced compliance program under the Volcker Rule, and payment of additional Federal Reserve Board assessments. If NYCB’s total consolidated assets do not exceed $50 billion, based on a four quarter trailing average, before the completion of the merger, its total consolidated assets will exceed the threshold upon the completion of the merger.

As a SIFI, NYCB would be required to participate in the annual Comprehensive Capital Assessment and Review, and would be subjected to heightened supervisory expectations in a range of other areas, including enterprise-wide compliance risk management, corporate governance, recovery and resolution planning, and management of core business lines. Other Dodd-Frank Act requirements applicable to SIFIs that have not yet been implemented in final regulations could apply to NYCB in the future, including single counterparty credit limits, early remediation requirements, and limits on the payment of incentive-based executive compensation. The date on which NYCB must comply with each SIFI requirement will vary depending on the terms of the particular regulation and the timing of the closing of the proposed merger with Astoria.

NYCB currently expects that it will be subject to the modified Liquidity Coverage Ratio applicable to bank holding companies with $50 billion or more in total consolidated assets at the end of the second quarter of 2016.

On September 3, 2014, the Federal Reserve Board and other banking regulators adopted final rules implementing a U.S. version of the Basel Committee’s Liquidity Coverage Ratio (which we refer to as the “LCR requirement”). The LCR requirement, including the modified version applicable to certain bank holding companies with $50 billion or more in total consolidated assets, requires a banking organization to maintain an amount of unencumbered “high-quality liquid assets” to be at least equal to the amount of its total net cash outflows over a 30-day stress period. Only specific classes of assets qualify under the rule as high-quality assets (the numerator of the LCR), with riskier classes of assets subject to haircuts and caps. The total net cash outflow amount (the denominator of the LCR) is determined under the rule by applying outflow and inflow rates that reflect certain standardized assumptions against the balances of the banking organization’s funding sources, obligations, transactions, and assets over a 30-day stress period. Inflows that can be included to offset outflows are limited to 75% of outflows (which effectively means that banking organizations must hold high-quality liquid assets equal to 25% of outflows even if outflows perfectly match inflows over the stress period).

The initial compliance date for the modified LCR will be January 2016, with the requirement fully phased in by January 2017. Although NYCB is not currently subject to the modified LCR requirements, were NYCB to have average total consolidated assets over the four most recent quarters in excess of $50 billion, NYCB would have to comply with the requirements of the modified LCR beginning on the first day of the first quarter after which NYCB exceeded that threshold. NYCB currently expects that its total consolidated assets will be over $50 billion, based on a four quarter trailing average, by the end of the second quarter of 2016. If NYCB is not subject to the modified LCR before the completion of the merger, it will be subject to the modified LCR upon the completion of the merger. The modified LCR is a minimum requirement, and the Federal Reserve Board can impose additional liquidity requirements as a supervisory matter.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, NYCB and Astoria must obtain approvals from the Federal Reserve Board, the FDIC, and the DFS. Other approvals, waivers, or consents from regulators may also be required. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Completion of the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay receipt of required approvals. The regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on, limiting the revenues of the combined company following the merger and the bank merger, or imposing other conditions any of which might have an adverse effect on the combined company following the merger.

The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed bank merger.

In a recent approval order, the Federal Reserve Board has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve Board will not in the future allow the application to remain pending while the banking organization addresses its weaknesses. The Federal Reserve Board explained that, in the future, if issues arise during the processing of an application, it will require the applicant banking organization to withdraw its application pending resolution of any supervisory concerns. Accordingly, if there is an adverse development in either party’s regulatory standing, NYCB may be required to withdraw some or all of the applications for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved. See “The Merger—Regulatory Approvals Required for the Merger.”

The success of the merger and integration of NYCB and Astoria will depend on a number of uncertain factors.

The success of the merger will depend on a number of factors, including, without limitation:

•	NYCB’s ability to integrate the branches acquired from Astoria Bank in the merger (which we refer to as the “acquired branches”) into the Community Bank’s current operations;

•	NYCB’s ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the merger;

•	NYCB’s ability to control the incremental non-interest expense from the acquired branches in a manner that enables it to maintain a favorable overall efficiency ratio;

•	NYCB’s ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	NYCB’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

Integrating the acquired branches will be an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert NYCB’s management’s attention and resources. No assurance can be given that NYCB will be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect NYCB’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. NYCB may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect NYCB’s existing profitability, that NYCB will be able to achieve results in the future similar to those achieved by its existing banking business, or that NYCB will be able to manage any growth resulting from the merger effectively.

Combining NYCB and Astoria may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

NYCB and Astoria have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on NYCB’s ability to successfully combine and integrate the businesses of NYCB and Astoria in a manner that permits growth opportunities, and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect NYCB’s ability to successfully conduct its business, which could have an adverse effect on NYCB’s financial results and the value of its common stock. If NYCB experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause NYCB and/or Astoria to lose customers or cause customers to remove their accounts from NYCB and/or Astoria and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Astoria and NYCB during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The combined company may be unable to retain NYCB and/or Astoria personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by NYCB and Astoria. It is possible that these employees may decide not to remain with NYCB or Astoria, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Astoria to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, NYCB and Astoria may not be able to locate suitable replacements for any key employees who leave either company, or to offer employment to potential replacements on reasonable terms.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations of NYCB after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what NYCB’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the Astoria identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Astoria as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 129.

In connection with the merger, NYCB will assume Astoria’s outstanding debt obligations and preferred stock, and NYCB’s level of indebtedness following the completion of the merger could adversely affect NYCB’s ability to raise additional capital and to meet its obligations under its existing indebtedness.

In connection with the merger, NYCB will assume approximately $250 million of Astoria’s outstanding indebtedness and Astoria’s obligations related to its outstanding preferred stock. NYCB’s existing debt, together with any future incurrence of additional indebtedness, and assumption of Astoria’s outstanding preferred stock, could have important consequences for NYCB’s creditors and NYCB’s stockholders. For example, it could:

•	limit NYCB’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes;

•	restrict NYCB from making strategic acquisitions or cause the combined company to make non-strategic divestitures;

•	restrict NYCB from paying dividends to its stockholders;

•	increase the combined company’s vulnerability to general economic and industry conditions; and

•	require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing NYCB’s ability to use cash flows to fund its operations, capital expenditures, and future business opportunities.

Following completion of the merger, holders of NYCB common stock will be subject to the prior dividend and liquidation rights of the holders of the NYCB preferred stock that NYCB will issue upon completion of the merger. The holders of shares of Astoria preferred stock, which NYCB will assume from Astoria, as well as the holders of any shares of NYCB preferred stock that NYCB may issue in the future, would receive, upon NYCB’s voluntary or involuntary liquidation, dissolution, or winding up, before any payment is made to holders of NYCB common stock, their liquidation preferences as well as any accrued and unpaid distributions. These payments would reduce the remaining amount of NYCB’s assets, if any, available for distribution to holders of its common stock.

General market conditions and unpredictable factors, including conditions and factors different from those affecting Astoria preferred stock and depositary shares currently, could adversely affect market prices for NYCB preferred stock and NYCB depositary shares once the NYCB preferred stock is issued.

There can be no assurance about the market prices for the NYCB preferred stock that will be issued upon completion of the merger or the NYCB depositary shares representing shares of NYCB preferred stock. Several factors, many of which are beyond the control of NYCB, could influence the market prices of the NYCB preferred stock and NYCB depositary shares, including:

•	whether NYCB declares or fails to declare dividends on the NYCB preferred stock from time to time;

•	real or anticipated changes in the credit ratings assigned to the NYCB depositary shares, NYCB preferred stock, or other NYCB securities;

•	NYCB’s creditworthiness;

•	interest rates;

•	developments in the securities, credit, and housing markets, and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, corporate, securities market, geopolitical, regulatory or judicial events that affect NYCB, the banking industry, or the financial markets generally.

Shares of NYCB preferred stock will be equity interests and will not constitute indebtedness. As such, NYCB preferred stock and NYCB depositary shares will rank junior to all indebtedness of, and other non-equity claims on, NYCB with respect to assets available to satisfy claims. The market prices for the NYCB preferred stock and NYCB depositary shares may be affected by factors different from those currently affecting the Astoria preferred stock and Astoria depositary shares.

Certain of Astoria’s directors and executive officers have interests in the merger that may differ from the interests of Astoria’s stockholders.

Astoria’s common stockholders should be aware that some of Astoria’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Astoria’s common stockholders generally. These interests and arrangements may create potential conflicts of interest. Astoria’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Astoria’s common stockholders vote in favor of adopting the merger agreement.

For a more complete description of these interests, please see “The Merger—Interests of Astoria’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively impact Astoria or NYCB.

If the merger agreement is terminated, there may be various consequences. For example, Astoria’s or NYCB’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Astoria’s or NYCB’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Astoria or NYCB may be required to pay to the other party a termination fee of $69.5 million.

Astoria and NYCB will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Astoria or NYCB. These uncertainties may impair Astoria’s or NYCB’s ability to attract, retain, and motivate key personnel until the merger is completed, and could cause customers and others that deal with Astoria or NYCB to seek to change existing business relationships with Astoria or NYCB. Retention of certain employees by Astoria or NYCB may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with Astoria or NYCB, Astoria’s business or NYCB’s business could be harmed. In addition, subject to certain exceptions, Astoria has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to Astoria and NYCB.

If the merger is not completed, NYCB and Astoria will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of NYCB and Astoria has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing, and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, NYCB and Astoria would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits Astoria’s ability to pursue acquisition proposals and requires NYCB or Astoria to pay a termination fee of $69.5 million under limited circumstances, including circumstances relating to acquisition proposals. Additionally, certain provisions of the NYCB and Astoria charter and bylaws may deter potential acquirers.

The merger agreement prohibits Astoria from initiating, soliciting, knowingly encouraging, or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to Solicit Other Offers.” The merger agreement also provides that either NYCB or Astoria will be required to pay a termination fee in the amount of $69.5 million in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation by such party’s board of directors. See “The Merger Agreement—Termination Fee.” These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Astoria from considering or proposing such an acquisition. Under the Astoria and NYCB charters, certain business combinations involving affiliates or interested stockholders require the approval of a supermajority of stockholders unless they are approved by two-thirds of the disinterested directors on their respective board or certain other requirements are met, and the Astoria and NYCB charters generally prohibit holders of shares that are beneficially owned by a person who beneficially owns more than 10% of the outstanding shares of NYCB common stock or Astoria common stock, as applicable, from voting shares in excess of such 10% limit. See “Comparison of Stockholders’ Rights—Anti-Takeover Provisions and Other Stockholder Protections.” These provisions and other provisions of the Astoria or NYCB charters or bylaws, including provisions regarding classified boards of directors, described below, or of the DGCL could make it more difficult for a third-party to acquire control of Astoria or NYCB and may discourage a potential competing acquirer.

Additionally, both Astoria and NYCB have a classified board of directors.

The shares of NYCB common stock to be received by Astoria common stockholders as a result of the merger will have different rights from the shares of Astoria common stock.

Upon completion of the merger, Astoria common stockholders will become NYCB stockholders and their rights as stockholders will be governed by the DGCL and the NYCB charter and bylaws. The rights associated with Astoria common stock are different from the rights associated with NYCB common stock. Please see “Comparison of Stockholders’ Rights” beginning on page 152 for a discussion of the different rights associated with NYCB common stock.

Holders of Astoria and NYCB common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Holders of Astoria and NYCB common stock currently have the right to vote in the election of the board of directors and on other matters affecting Astoria and NYCB, respectively. Upon completion of the merger, each Astoria common stockholder who receives shares of NYCB common stock will become a stockholder of NYCB, with a percentage ownership of NYCB that is smaller than the stockholder’s percentage ownership of Astoria. Based on the number of shares outstanding on October 28, 2015 and the shares expected to be issued in the merger, the former stockholders of Astoria as a group will receive shares in the merger constituting approximately 17.5% of the outstanding shares of NYCB common stock immediately after the merger. As a result, current stockholders of NYCB as a group will own approximately 83% of the outstanding shares of NYCB common stock immediately after the merger. Because of this, Astoria common stockholders may have less influence on the management and policies of NYCB than they now have on the management and policies of Astoria, and current NYCB stockholders may have less influence than they now have on the management and policies of NYCB.

The opinions of NYCB’s and Astoria’s financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

NYCB and Astoria have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of NYCB or Astoria, general market and economic conditions and other factors that may be beyond the control of NYCB or Astoria, and on which NYCB’s and Astoria’s financial advisors’ opinions were based, may significantly alter the value of Astoria or the prices of the Astoria common shares or shares of NYCB common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because NYCB and Astoria do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.

Astoria common stockholders are expected to have appraisal rights in the merger.

If the merger agreement is adopted by Astoria common stockholders, Astoria common stockholders who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. Neither Astoria nor NYCB can predict the number of Astoria common stockholders who will seek appraisal of their shares. For more information, please see “The Merger—Dissenters’ Rights in the Merger.”

Pending Litigation Against NYCB and Astoria Could Result in an Injunction Preventing the Completion of the Merger or a Judgment Resulting in the Payment of Damages.

Following the announcement on October 28, 2015 of the execution of the merger agreement, seven stockholders of Astoria filed putative class action lawsuits against Astoria, its directors, and NYCB challenging the proposed transaction. The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to NYCB and Astoria, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger shall be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect NYCB’s business, financial condition, results of operations, and cash flows. For more information, see “The Merger—Litigation Related to the Merger.”

Risks Relating to NYCB’s Business

You should read and consider risk factors specific to NYCB’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in NYCB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 167 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to Astoria’s Business

You should read and consider risk factors specific to Astoria’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Astoria’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 167 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE NYCB SPECIAL MEETING

This section contains information for NYCB stockholders about the special meeting that NYCB has called to allow its stockholders to consider and vote on the merger agreement and other matters. NYCB is mailing this joint proxy statement/prospectus to you, as an NYCB stockholder, on or about March 18, 2016. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of NYCB stockholders and a form of proxy card that NYCB’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time, and Place of Meeting

The special meeting of NYCB stockholders will be held at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York 11354 at 10:00 a.m., Eastern time, on April 26, 2016. On or about March 18, 2016, NYCB commenced mailing this document and the enclosed form of proxy card to its stockholders entitled to vote at the NYCB special meeting.

Matters to Be Considered

At the NYCB special meeting, NYCB stockholders will be asked to consider and vote upon the following matters:

•	the NYCB merger proposal;

•	the NYCB charter amendment proposal; and

•	the NYCB adjournment proposal.

Recommendation of NYCB’s Board of Directors

The NYCB board of directors recommends that you vote “FOR” the NYCB merger proposal, “FOR” the NYCB charter amendment proposal, and “FOR” the NYCB adjournment proposal.

NYCB Record Date and Quorum

The NYCB board of directors has fixed the close of business on February 29, 2016 as the record date for determining the holders of NYCB common stock entitled to receive notice of and to vote at the NYCB special meeting.

As of the NYCB record date, there were 486,357,792 shares of NYCB common stock outstanding and entitled to vote at the NYCB special meeting held by 12,529 holders of record. Subject to the NYCB Limit, each share of NYCB common stock entitles the holder of record as of the NYCB record date to one vote at the NYCB special meeting on each proposal to be considered at the NYCB special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the NYCB special meeting constitutes a quorum for transacting business at the NYCB special meeting. All shares of NYCB common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NYCB special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

NYCB merger proposal:

•	Standard: Approval of the NYCB merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of NYCB common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the NYCB merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

NYCB charter amendment proposal:

•	Standard: Approval of the NYCB charter amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of NYCB common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the NYCB charter amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

NYCB adjournment proposal:

•	Standard: Approval of the NYCB adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the NYCB special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the NYCB special meeting, or fail to instruct your bank or broker how to vote with respect to the NYCB adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the NYCB record date, the directors and executive officers of NYCB and their affiliates owned, and were entitled to vote, 13,852,503 shares of NYCB common stock, representing approximately 2.8% of the shares of NYCB common stock outstanding on that date. NYCB currently expects that NYCB’s directors and executive officers will vote their shares in favor of the NYCB merger proposal, the NYCB charter amendment proposal, and the NYCB adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies; Incomplete Proxies

An NYCB stockholder may vote by proxy or in person at the NYCB special meeting. If you hold your shares of NYCB common stock in your name as a stockholder of record, to submit a proxy, you, as an NYCB stockholder, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on your proxy card and following the instructions.

•	Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

NYCB requests that NYCB stockholders vote by telephone, over the Internet, or by completing and signing the accompanying proxy card and returning it to NYCB as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of NYCB stock represented by it will be voted at the NYCB special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of NYCB common stock represented by the proxy card will be voted as recommended by the NYCB board of directors.

Every NYCB stockholder’s vote is important. Accordingly, each NYCB stockholder should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the NYCB stockholder plans to attend the NYCB special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in Street Name; Broker Non-Votes

If you are an NYCB stockholder and your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to NYCB or by voting in person at the NYCB special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of NYCB common stock on behalf of their customers may not give a proxy to NYCB to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the NYCB special meeting.

Revocability of Proxies and Changes to an NYCB Stockholder’s Vote

You have the power to change your vote at any time before your shares of NYCB common stock are voted at the NYCB special meeting by:

•	attending and voting in person at the NYCB special meeting;

•	giving notice of revocation of the proxy at the NYCB special meeting;

•	voting by telephone or the Internet at a later time; or

•	delivering to the Corporate Secretary of NYCB at 615 Merrick Avenue Westbury, New York 11590 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares and matters to be considered at the NYCB special meeting, bearing a date later than the proxy card previously executed.

Attendance at the NYCB special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the NYCB special meeting. If you have instructed a bank, broker, or other nominee to vote your shares of NYCB common stock, you must follow the directions you receive from your bank, broker, or other nominee in order to change or revoke your vote.

Benefit Plan Voting

Active employee-participants in NYCB benefit plans who hold NYCB common stock will receive an e-mail that contains a link to this joint proxy statement/prospectus, along with procedures to follow in order to vote both the shares of common stock credited to each participant’s account under the NYCB benefit plans and the shares of common stock (if any) held independently of the NYCB benefit plans. Retired and inactive employee-participants will receive their proxy materials via U.S. mail. Benefit plan voting instructions will be delivered to the trustee for the NYCB benefit plans and the shares will be voted as directed by participants. Shares for which no voting instructions are provided, or are not timely received, will be voted by the trustee for NYCB’s stock-based benefit plans in the same proportion as the voting instructions the trustee receives from other participants, or in the case of NYCB’s equity incentive plans, as directed by NYCB. Benefit plan voting instructions must be received by 11:30 p.m. Eastern Daylight Time on April 20, 2016.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers, and employees of NYCB may solicit proxies by personal interview, telephone, or electronic mail. NYCB reimburses brokerage houses, custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy material to their principals. NYCB has retained D.F. King & Co. to assist in the solicitation of proxies, which firm will, by agreement, receive compensation of $15,000, plus expenses, for these services. NYCB will bear the entire cost of soliciting proxies from you.

Attending the NYCB Special Meeting

Subject to space availability, all NYCB stockholders as of the NYCB record date, or their duly appointed proxies, may attend the NYCB special meeting. Since seating is limited, admission to the NYCB special meeting will be on a first-come, first-served basis. Registration and seating will begin at 8:30 a.m., Eastern time.

If you hold your shares of NYCB common stock in your name as a stockholder of record and you wish to attend the NYCB special meeting, please bring your legal proxy and evidence of your stock ownership, such as your most recent account statement, to the NYCB special meeting. You should also bring valid picture identification.

If your shares of NYCB common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the NYCB special meeting, you need to bring a copy of a bank or brokerage statement to the NYCB special meeting reflecting your stock ownership as of the NYCB record date. You should also bring valid picture identification.

Delivery of Proxy Materials to Stockholders Sharing an Address

The SEC has adopted rules that permit companies to mail a single proxy statement to two or more stockholders sharing the same address. This practice is known as “householding.” Householding provides greater convenience to stockholders and saves NYCB money by reducing excess printing costs. You may have been identified as living at the same address as another NYCB stockholder. If this is the case, and unless NYCB receives contrary instructions from you, NYCB will continue to “household” your proxy statement for the reasons stated above.

If you are an NYCB stockholder or a beneficial owner at a shared address to which a single copy of the proxy statement has been delivered, and you would like to receive your own copy of this proxy statement, you may obtain it electronically from the Investor Relations portion of our website, www.myNYCB.com, by selecting “SEC Documents”; by contacting the Investor Relations Department of NYCB by phone (516-683-4420) or by e-mail (ir@myNYCB.com); or by writing to the Investor Relations Department of NYCB and indicating that you are a stockholder at a shared address and would like an additional copy of the document.

Assistance

If you need assistance in completing your proxy card, have questions regarding NYCB’s special meeting, or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at (516) 683-4420 or NYCB’s proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or Toll-free: (866) 829-0545; (212) 493-3910 (Banks and Brokerage Firms).

NYCB PROPOSALS

PROPOSAL NO. 1: NYCB MERGER PROPOSAL

NYCB is asking its stockholders to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, the bank merger, and the issuance of common stock in the merger pursuant to the merger agreement. Holders of NYCB common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the NYCB board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, the bank merger, and the issuance of common stock in the merger pursuant to the merger agreement, to be advisable and in the best interests of NYCB and the stockholders of NYCB. See “The Merger—NYCB’s Reasons for the Merger; Recommendation of NYCB’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the NYCB board of directors’ recommendation.

The NYCB board of directors recommends a vote “FOR” the NYCB merger proposal.

PROPOSAL NO. 2: NYCB CHARTER AMENDMENT PROPOSAL

NYCB is asking its stockholders to approve an amendment to the NYCB charter to increase the number of authorized shares of its common stock by 300 million to 900 million. It is a condition to the completion of the merger that NYCB amend its charter to increase the number of authorized shares of its common stock.

The proposed amendment would revise ARTICLE FOURTH, Section A of the NYCB charter to state:

“The total number of shares of stock of all classes which the Corporation shall have authority to issue is nine hundred and five million (905,000,000) consisting of:

1.	Five million (5,000,000) shares of Preferred Stock, par value one cent ($0.01) per share (the “Preferred Stock”); and

2.	Nine hundred million (900,000,000) shares of Common Stock, par value one cent ($0.01) per share (the “Common Stock”).”

As of the NYCB record date NYCB had 486,357,792 shares of common stock outstanding, 280 shares of common stock held in Treasury, and 10,275,052 shares of common stock reserved for issuance to directors and employees under various compensation and benefits plans, with the remaining 103,336,876 shares being authorized, unissued, and unreserved shares available for other corporate purposes. In connection with the merger, NYCB expects to issue approximately 104.8 million shares of common stock to Astoria common stockholders.

Without this approval, NYCB will not have a sufficient number of authorized shares to complete the merger. Based on current estimates, if the proposal is approved, NYCB will have approximately 291.7 million authorized but unissued shares of common stock available for issuance after completion of the merger. The NYCB board of directors considers the proposed increase in the number of authorized shares desirable because it will enable NYCB to complete the merger and it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans, and to pursue other corporate purposes that may be identified by the NYCB board of directors in the future.

Each share of common stock authorized for issuance has the same rights as, and is identical in all respects with, each other share of common stock. The newly authorized shares of common stock will not affect the rights, such as voting and liquidation rights, of the shares of common stock currently outstanding. Under the NYCB charter, NYCB’s stockholders do not have pre-emptive rights. Therefore, should the NYCB board of directors elect to issue additional shares of common stock, existing common stockholders would not have any preferential rights to purchase those shares, and such issuance could have a dilutive effect on earnings per share, book value per share, and the voting power and shareholdings of current stockholders, depending on the particular circumstances in which the additional shares of common stock are issued. Please see “Description of Capital Stock of NYCB” included elsewhere in this joint proxy statement/prospectus for a description of NYCB capital stock and the rights of NYCB stockholders. The NYCB board of directors continually considers NYCB’s capital structure and will determine the terms and timing of any future issuance. Other than in connection with the merger and pursuant to the NYCB benefit plans, NYCB does not have any current plans to issue shares of common stock at this time.

The amendment to the NYCB charter will become effective on or prior to the effective time of the merger, and is not contingent on the completion of the merger. However, at any time prior to the effectiveness of the filing of the charter amendment with the Delaware Secretary of State, the NYCB board of directors may abandon the charter amendment without further action of the NYCB stockholders, notwithstanding prior authorization of the charter amendment proposal by the NYCB stockholders.

The foregoing description of the amendment to the NYCB charter does not purport to be complete and is qualified in its entirety by reference to the full text of the certificate of amendment, which is attached as Annex F to this joint proxy statement/prospectus.

The NYCB board of directors recommends a vote “FOR” the NYCB charter amendment proposal.

PROPOSAL NO. 3: NYCB ADJOURNMENT PROPOSAL

The NYCB special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the NYCB merger proposal.

If, at the NYCB special meeting, the number of shares of NYCB common stock present or represented and voting in favor of the NYCB merger proposal is insufficient to approve such proposal, NYCB intends to move to adjourn the NYCB special meeting in order to solicit additional proxies for the adoption of the merger agreement. In this proposal, NYCB is asking its stockholders to authorize the holder of any proxy solicited by the NYCB board of directors on a discretionary basis to vote in favor of adjourning the NYCB special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from NYCB stockholders who have previously voted.

The NYCB board of directors recommends a vote “FOR” the NYCB adjournment proposal.

THE ASTORIA SPECIAL MEETING

Date, Time, and Place of Meeting

The special meeting will be held on April 26, 2016 at The Inn at New Hyde Park, 214 Jericho Turnpike, New Hyde Park, New York 11040, at 9:30 a.m. local time.

Matters to Be Considered

At the special meeting of stockholders, you will be asked to consider and vote upon the following matters:

•	the Astoria merger proposal;

•	the Astoria compensation proposal; and

•	the Astoria adjournment proposal.

Recommendation of Astoria’s Board of Directors

Astoria’s board of directors has determined that the merger is advisable and in the best interests of Astoria and its common stockholders and has unanimously approved the merger agreement. Astoria’s board of directors unanimously recommends that Astoria common stockholders vote “FOR” the Astoria merger proposal, “FOR” the Astoria compensation proposal, and “FOR” the Astoria adjournment proposal. See “The Merger— Recommendation of Astoria’s Board of Directors; Astoria’s Reasons for the Merger” for a more detailed discussion of the Astoria board of directors’ recommendation.

Astoria Record Date and Quorum

Astoria’s board of directors has fixed the close of business on February 29, 2016 as the record date for determining the holders of Astoria common stock entitled to receive notice of and to vote at the Astoria special meeting.

As of the Astoria record date, there were 101,405,071 shares of Astoria common stock outstanding and entitled to vote at the Astoria special meeting held by approximately 2,931 holders of record. Subject to the Astoria Limit, each share of Astoria common stock entitles the holder of record as of the Astoria record date to one vote at the Astoria special meeting on each proposal to be considered at the Astoria special meeting.

The presence at the Astoria special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Astoria common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of Astoria common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Astoria special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

Astoria merger proposal:

•	Standard: Approval of the Astoria merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Astoria common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the Astoria merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Astoria compensation proposal:

•	Standard: Approval of the Astoria compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Astoria special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Astoria special meeting, or fail to instruct your bank or broker how to vote with respect to the Astoria compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Astoria adjournment proposal:

•	Standard: Approval of the Astoria adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Astoria special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Astoria special meeting, or fail to instruct your bank or broker how to vote with respect to the Astoria adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the Astoria record date, the directors and executive officers of Astoria and their affiliates beneficially owned and were entitled to vote approximately 2,259,308.36 shares of Astoria common stock representing approximately 2.2% of the shares of Astoria common stock outstanding on that date.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of Astoria common stock is accompanied by a form of proxy card with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

All shares represented by valid proxies that Astoria receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Astoria merger proposal, “FOR” the Astoria compensation proposal, and “FOR” the Astoria adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of Astoria common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank, or other nominee that are represented at the Astoria special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank, or other nominee holds your shares of Astoria common stock in “street name,” your broker, bank, or other nominee will vote your shares of Astoria common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank, or other nominee with this joint proxy statement/prospectus.

Astoria 401(k) Plan Voting

Participants in the Astoria 401(k) Plan as of the Astoria record date have the right to participate in directing the voting of Astoria common stock held in their plan accounts as of that date, but do not have the right to vote those shares personally at the special meeting. Such participants should refer to the voting instructions provided by the plan fiduciaries for information on how to direct the voting of such shares.

Revocability of Proxies and Changes to an Astoria Common Stockholder’s Vote

If you hold your shares of Astoria common stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Astoria’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary, and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time.

Any stockholder entitled to vote in person at the Astoria special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Astoria’s corporate secretary) of a stockholder at the Astoria special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Astoria Financial Corporation

One Astoria Bank Plaza

Lake Success, New York 11042-1085

Attention: Corporate Secretary

If your shares of Astoria common stock are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

Astoria is soliciting your proxy in conjunction with the merger. Astoria will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Astoria will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Astoria common stock and secure their voting instructions. Astoria has also made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies and has agreed to pay Innisfree M&A Incorporated approximately $20,000 plus reasonable expenses for these services.

Attending the Astoria Special Meeting

All holders of Astoria common stock, including holders of record and stockholders who hold their shares through banks, brokers, nominees, or any other holder of record, are invited to attend the Astoria special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the special meeting. If you plan to attend the Astoria special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted.

Astoria reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the Astoria special meeting is prohibited without Astoria’s express written consent.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), only one copy of this joint proxy statement/prospectus is being delivered to multiple stockholders of Astoria sharing an address unless Astoria has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers, or other holders of record. On written or oral request to Astoria’s proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or toll-free at (877) 717-3930. Astoria will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Astoria common stock, please contact Investor Relations, One Astoria Bank Plaza, Lake Success, New York 11042, (516) 327-3000), or Astoria’s proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or toll-free at (877) 717-3930.

ASTORIA PROPOSALS

PROPOSAL NO. 1: ASTORIA MERGER PROPOSAL

Astoria is asking its stockholders to adopt the merger agreement and approve the transactions contemplated thereby. Holders of Astoria common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Astoria board of directors, by a unanimous vote of all directors, determined that the merger, on the terms and conditions set forth in the merger agreement, is in the best interests of Astoria and its stockholders. Please see “The Merger—Astoria’s Reasons for the Merger; Recommendation of Astoria’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Astoria board of directors’ recommendation.

The Astoria board of directors unanimously recommends that Astoria common stockholders vote “FOR” the Astoria merger proposal.

PROPOSAL NO. 2: ASTORIA COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) of the Exchange Act, Astoria is seeking non-binding, advisory approval from its common stockholders of the compensation of Astoria’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Merger—Interests of Astoria Directors and Executive Officers in the Merger—Merger-Related Compensation for Astoria’s Named Executive Officers” beginning on page 97. The proposal gives Astoria’s stockholders the opportunity to express their views on the merger-related compensation of Astoria’s named executive officers. Accordingly, Astoria is requesting its stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Astoria’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Astoria Directors and Executive Officers in the Merger—Merger-Related Compensation for Astoria’s Named Executive Officers,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on NYCB or Astoria. If the merger is completed, the merger-related compensation may be paid to Astoria’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Astoria common stockholders fail to approve the advisory vote regarding merger-related compensation.

The Astoria board of directors unanimously recommends that Astoria common stockholders vote “FOR” the Astoria compensation proposal.

PROPOSAL NO. 3: ASTORIA ADJOURNMENT PROPOSAL

The Astoria special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Astoria merger proposal.

If, at the Astoria special meeting, the number of shares of Astoria common stock present or represented and voting in favor of the Astoria merger proposal is insufficient to approve such proposal, Astoria intends to move to adjourn the Astoria special meeting in order to solicit additional proxies for the adoption of the merger agreement. In accordance with the Astoria bylaws, a vote to approve the proposal to adjourn the Astoria special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Astoria special meeting to approve the Astoria merger proposal may be taken in the absence of a quorum.

In this proposal, Astoria is asking its stockholders to authorize the holder of any proxy solicited by the Astoria board of directors on a discretionary basis to vote in favor of adjourning the Astoria special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Astoria common stockholders who have previously voted.

The Astoria board of directors unanimously recommends that Astoria common stockholders vote “FOR” the Astoria adjournment proposal.

INFORMATION ABOUT NYCB

One of the largest U.S. bank holding companies, with assets of $50.3 billion as of December 31, 2015, NYCB is a leading producer of multi-family loans on rent-regulated buildings in New York City and the parent of the Community Bank and the Commercial Bank. With deposits of $28.4 billion as of December 31, 2015 and over 250 branches in Metro New York, New Jersey, Florida, Ohio, and Arizona, NYCB also ranks among the largest depositories in the United States.

Reflecting its growth through a series of acquisitions, the Community Bank operates through seven local divisions, each with a history of service and strength: Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, and Roosevelt Savings Bank in New York; Garden State Community Bank in New Jersey; Ohio Savings Bank in Ohio; and AmTrust Bank in Florida and Arizona. Similarly, the Commercial Bank currently operates 18 of its 30 New York-based branches under the divisional name Atlantic Bank. On September 17, 2015, NYCB submitted an application to the FDIC and the DFS requesting approval to merge the Commercial Bank with and into the Community Bank. The merger of the Commercial Bank and the Community Bank is not expected to impact either bank’s customers or employees, given that all of their respective branches operate on the same systems and, with few exceptions, offer the same products and services. Additional information about NYCB and its bank subsidiaries is available at www.myNYCB.com and www.NewYorkCommercialBank.com.

NYCB’s principal office is located at 615 Merrick Avenue, Westbury, New York 11590, and its telephone number at that location is (516) 683-4100. NYCB’s stock is traded on the NYSE under the symbol “NYCB.” Additional information about NYCB and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

INFORMATION ABOUT ASTORIA

With assets of $15.1 billion as of December 31, 2015, Astoria is the holding company for Astoria Bank. Established in 1888, Astoria Bank, with deposits in New York totaling $9.1 billion as of December 31, 2015, is the second largest thrift depository in New York and provides its retail and business customers and the local communities it serves with quality financial products and services through 87 convenient banking branch locations, a business banking office in Manhattan, and multiple delivery channels, including its flexible mobile banking app.

Astoria Bank has a significant presence in the Long Island market, which includes Brooklyn, Queens, Nassau, and Suffolk counties, with a population exceeding that of 38 individual states. Astoria Bank originates multi-family and commercial real estate loans, primarily on rent-controlled and rent-stabilized apartment buildings located in New York City and the surrounding metropolitan area, and originates residential mortgage loans through its banking and loan production offices in New York, a broker network in four states, primarily along the East Coast, and correspondent relationships covering 13 states and the District of Columbia.

Astoria’s principal office is located at One Astoria Bank Plaza, Lake Success, New York 11042, and its telephone number at that location is (516) 327-7869. Astoria’s stock is traded on the NYSE under the symbol “AF.” Additional information about Astoria and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of NYCB’s and Astoria’s respective boards of directors has unanimously approved the merger agreement. The merger agreement provides for the merger of Astoria with and into NYCB, with NYCB continuing as the surviving corporation. Immediately following the completion of the merger, Astoria Bank, a wholly-owned bank subsidiary of Astoria, will merge with and into the Community Bank, a wholly-owned bank subsidiary of NYCB. The Community Bank will be the surviving bank in the bank merger.

In the merger, each share of Astoria common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Astoria common stock held by Astoria or NYCB and shares of Astoria common stock held by stockholders who properly exercise appraisal rights, will be converted into the right to receive one share of NYCB common stock, par value $0.01 per share, and $0.50 in cash. No fractional shares of NYCB common stock will be issued in connection with the merger.

Also in the merger, each share of Astoria Preferred Stock issued and outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive one share of NYCB Preferred Stock. But for the par value of the securities, the NYCB preferred stock to be issued in connection with the merger will have terms that are identical to the terms of the outstanding Astoria preferred stock.

Astoria common stockholders and NYCB stockholders are being asked to adopt the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about conditions to the completion of the merger and provisions for terminating or amending the merger agreement.

Background of the Merger

The Astoria board of directors reviews, with management, its business strategies, opportunities and challenges as part of its consideration and evaluation of its long-term prospects in light of developments in its business, in the sectors in which it competes, in the economy generally and in financial markets, with the goal of enhancing value for its stockholders.

From time to time, Astoria has had general discussions with other financial institutions (including NYCB) regarding the possibility of a potential future strategic transaction and has discussed this topic with representatives of Sandler O’Neill and other investment banking institutions. These discussions included a review of the banking market, as well as industry trends and developments in mergers and acquisitions. Starting in the early summer of 2015, the Astoria board of directors and management began regularly consulting with counsel at Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”) and representatives of Sandler O’Neill on industry topics and strategic and transaction developments. The Astoria board of directors formally retained Sandler O’Neill to act as its financial advisor in connection with a possible transaction based on, among other factors, Sandler O’Neill’s reputation, experience in mergers and acquisitions, valuations, financing and capital markets and its familiarity with Astoria, Astoria’s strategic goals and the industries in which Astoria competes.

Historically, growth through mergers and acquisitions has been an important part of NYCB’s strategic plan and NYCB has remained focused on mergers and acquisitions as a key component of its growth plans. For some time, NYCB management has publically stated that, as part of its strategic growth strategy, it desired to complete a large merger or acquisition transaction that would take NYCB substantially above the $50 billion in consolidated assets threshold, recognizing that this also would trigger the enhanced prudential regulation applicable to banking organizations that are known as “Systemically Important Financial Institutions” or “SIFIs”. NYCB has long considered Astoria a suitable candidate for these purposes. In addition, NYCB management has also publically stated that it had taken steps to seek to ensure that it was prepared to comply with such enhanced prudential regulation applicable to SIFIs and planned to cross the threshold organically during 2016.

On August 26, 2015, at a regularly scheduled meeting of the Astoria board of directors, members of the board discussed the future and strategic plans of Astoria. Representatives of Sandler O’Neill and Wachtell Lipton attended the meeting. Representatives of Wachtell Lipton reviewed with the Board the applicable legal standards in connection with a possible transaction. Representatives of Sandler O’Neill provided the Astoria board of directors with an overview of the current mergers and acquisitions market with respect to financial institutions generally and Astoria in particular. As part of those discussions, representatives of Sandler O’Neill discussed the operating environment faced by Astoria and similarly situated financial institutions as well as the potential benefits associated with exploring strategic alternatives and management commented on the current standalone strategic plan for Astoria.

As a result of these discussions, the Astoria board of directors authorized Astoria management and Sandler O’Neill to contact five specific institutions, including NYCB, that were considered to have a strong strategic fit, based on various factors, including their financial performance and management teams, financial capacity to engage in a transaction, apparent regulatory standing and geographic footprint. Sandler O’Neill subsequently contacted these five financial institutions confidentially during the week of August 31, 2015.

NYCB was among the five financial institutions the Astoria board of directors authorized Astoria management and Sandler O’Neill to contact. When Sandler O’Neill first contacted NYCB management about a possible transaction with Astoria, NYCB management promptly engaged in a review of Astoria and began to evaluate and make plans to pursue a possible transaction.

During the weeks of September 14 and September 21, 2015, representatives of four of the five financial institutions contacted by Sandler O’Neill delivered verbal indications of interest to Sandler O’Neill. These indications of interest were non-binding and were based solely on publicly available information. Sandler O’Neill communicated these indications of interest to Astoria management and the board. Each indication of interest contemplated a stock for stock merger of Astoria with and into the potential acquiror, to be immediately followed by a merger of Astoria Bank into the potential acquiror’s wholly owned banking subsidiary. Terms were as follows:

•	Party A proposed a fixed exchange ratio of 1.5, which based on the then-current trading price of Party A’s common stock would provide consideration with a value equal to $17.95 per share of Astoria common stock.

•	NYCB proposed an indicative value range of $18.00 to 19.00 per share of Astoria common stock.

•	Party C proposed a range of fixed exchange ratios of 1.0 to 1.2, which based on the then-current trading price of Party C’s common stock would provide consideration with a value in a range between $15.22 and $18.26 per share of Astoria common stock.

•	Party D expressed a general interest in considering a potential transaction at a possible valuation range of $17.00 to $18.00 per share of Astoria common stock.

On September 22, 2015, the Astoria board of directors met to discuss, among other items, an updated and comprehensive assessment of Astoria’s standalone strategic plan as well as the verbal indications of interests that Sandler O’Neill had received. Representatives from Wachtell Lipton and Sandler O’Neill attended the meeting. The Sandler O’Neill representatives provided an overview of each potential acquiror’s business, financial position, regulatory history (based on public sources) and geographic footprint, as well as a summary of publicly available data about each company’s trading price and valuation. The Astoria board of directors discussed alternative strategies, including: continuing discussions regarding a possible business combination; expanding the process to solicit indications of interest from a larger group of potentially interested financial institutions; or terminating the process and continuing to operate as an independent institution. The Astoria board of directors engaged in a robust discussion regarding the indications of interest. In the course of its discussions, the Astoria board of directors also considered other potential strategic partners, the likelihood of any such partners actually having interest in proceeding with such a transaction, as well as what the Astoria board of directors believed to be significant risks from a confidentiality, competitive, and employee retention perspective of approaching other potential strategic partners. The Astoria board of directors determined that these risks outweighed the limited, if any, expected benefit from attempting to solicit interest in a business combination transaction from other parties because of the Astoria board of directors’ view, following consultation with Sandler O’Neill, that Party A, NYCB, Party C and Party D were the only potential strategic parties that, based on their respective market and industry positions, were likely to be potentially interested, financially capable of submitting a competitive offer, and potentially capable of executing a transaction in the near term. Based on these discussions and analyses, the Astoria board of directors directed management and Sandler O’Neill to continue discussions with the parties that had already expressed interest.

On September 29, 2015, Astoria and Party A executed a mutual confidentiality agreement that contained customary standstill provisions. The confidentiality agreement provided for the standstill to automatically terminate if Astoria entered into an agreement with a third party providing for an acquisition of a majority of Astoria’s voting securities or all or substantially all of Astoria’s assets. In addition, Astoria executed a mutual confidentiality agreement with the same customary standstill provisions with Party C on October 8, 2015 and with NYCB on October 9, 2015. During this general time period Party D ceased regular contact on a potential transaction, and did not proceed with diligence or otherwise communicate any definitive indication of interest.

Over the course of the following weeks, Party A and NYCB began to undertake their respective due diligence investigations of Astoria’s business, including its financial condition, loan book and information technology and risk management applications and systems. Astoria made available to each party certain due diligence materials in an electronic data room. On October 8, 2015, representatives of Party A attended an in-person diligence session at Astoria’s offices. Astoria also began a reciprocal due diligence investigation of Party A. During this period, management updated the members of the Astoria board of directors on the results of the ongoing due diligence investigations. At the end of the following week, following completion of substantial due diligence work by Party A, Astoria directed Wachtell Lipton to deliver to Party A and its legal advisors an initial draft merger agreement for the proposed transaction.

On October 9, 2015, senior management of Astoria met in person with senior management of Party C. During the course of such meeting, Party C’s management expressed reservations about proceeding with any potential transaction in the near term, instead preferring to pursue a transaction at the end of 2015. Party C also obtained access to Astoria’s electronic data room. After this date, Astoria did not again receive any communication directly from Party C’s management with respect to their potential interest in a transaction or otherwise.

On October 20, 2015, at a regularly scheduled meeting of the NYCB board of directors, NYCB management presented an overview of the potential transaction with Astoria and preliminary transaction considerations. The NYCB board of directors agreed that NYCB should continue a comprehensive due diligence review and work towards a potential transaction with Astoria.

Also during the week of October 19, representatives of Sandler O’Neill contacted representatives of Party A, NYCB and Party C to request their updated views on valuation, which would be informed by the additional due diligence each party had conducted. In addition, Wachtell Lipton sent a draft merger agreement for the proposed transaction to NYCB and its legal counsel, Sullivan & Cromwell LLP (which we refer to as “S&C”).

Party A submitted a written proposal contemplating a fixed exchange ratio of 1.5, which was unchanged from its initial indication, and committing to sign and announce a transaction by the end of October. Party A’s letter also indicated that it would intend to appoint four representatives from Astoria’s board of directors to Party A’s board of directors in connection with the transaction.

NYCB provided a verbal indication that it intended to offer between $18.00 to $19.00 per share of Astoria common stock. NYCB also indicated that it would envision a fixed exchange ratio of 1.0. Although NYCB did not make a specific commitment as to the date of signing and announcing a transaction, it indicated that it desired to execute and announce a transaction promptly. NYCB also informed Sandler O’Neill that it would be willing to discuss appointing representatives from Astoria’s board of directors to NYCB’s board of directors in proportion to the post-merger ownership of the combined company by former Astoria stockholders and by the NYCB stockholders.

Party C’s financial advisor provided a verbal indication that their view on valuation would fall in the top of their previously communicated range of exchange ratios. Party C’s financial advisor did not make a specific commitment as to the date of signing and announcing a transaction and indicated verbally that it would be willing to discuss the proportional appointment of representatives from Astoria’s board of directors to Party C’s board of directors.

On October 23, 2015, the Astoria board of directors met at a special meeting. At this meeting, management provided the Astoria board of directors with an update on the process, including the ongoing due diligence investigations by Party A, NYCB and Party C and the updated views on valuation provided by each of them. Sandler O’Neill then presented to the Astoria board of directors an analysis of the financial condition and trading prices of each of Astoria, Party A, NYCB and Party C and a comparison of the updated views of valuation. In addition, representatives of Wachtell Lipton provided the board with an overview of certain non-financial factors regarding each of Party A, NYCB and Party C, as described below. The Astoria board of directors discussed the analysis presented by Sandler O’Neill and Wachtell Lipton, including the financial metrics associated with each potential acquiror, the all stock-nature of each proposal, the fixed exchange ratio, each party’s perceived interest in negotiating and entering into a transaction, each party’s likely skill in obtaining required transaction approvals from its respective banking regulators in a timely manner and, in the case of NYCB and Party C, the amount of planning and preparation such party had performed in anticipation of being designated a SIFI, which would be likely to occur as a result of the acquisition of Astoria. The Astoria board of directors also discussed that Party A would not necessarily be designated a SIFI solely as a result of a potential acquisition of Astoria, but that with additional organic growth or other acquisitions could be expected to reach that designation in the foreseeable future. In this regard, the Astoria board of directors discussed at length their belief, based on public statements and commentary and the views of its advisors, that NYCB possessed execution advantages over each of Party A and Party C in completing and successfully integrating a transaction. The Astoria board of directors directed Sandler O’Neill to explore with each of the interested parties the possibility of an increase in the overall consideration to be paid in the transaction.

On October 24, 2015, senior management of Astoria, Sandler O’Neill and Wachtell, Lipton met in-person with Party A to conduct further due diligence on Party A. On October 25, 2015, senior management of Astoria and Sandler O’Neill met in-person with senior management of NYCB to continue their reciprocal due diligence efforts.

Between October 24 and October 27, 2015 Wachtell Lipton exchanged drafts of the merger agreement with Party A’s legal advisors and with S&C and worked towards finalizing the terms and conditions of the transaction with both parties on substantially the same terms. In addition, during this period, Astoria and Wachtell Lipton held preliminary discussions with NYCB and Party A and their respective legal advisors concerning the regulatory approvals that would be required in connection with a potential transaction and the process for obtaining required regulatory approvals.

On October 27, 2015, the NYCB board of directors held a special meeting to consider approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. At the meeting, the

NYCB board of directors received an update from NYCB management on the status of negotiations with Astoria and information regarding the proposed merger and the combined business, and reviewed the terms of the proposed transaction and the strategic rationale and anticipated benefits of the proposed transaction to NYCB’s shareholders. Representatives of Goldman Sachs and Credit Suisse reviewed the financial terms of NYCB’s proposal to offer to acquire Astoria in a stock-for-stock merger at a fixed exchange ratio of one NYCB share for each Astoria share. Each of Goldman Sachs and Credit Suisse, respectively, reviewed the financial analyses each firm performed in connection with its evaluation of NYCB’s proposed offer, including discussing the various financial methodologies used in each advisor’s analysis. Each of Goldman Sachs and Credit Suisse then indicated that it expected it would be in a position to deliver an opinion to the NYCB board of directors to the effect that, and subject to and based on the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken, in each case as set forth in its written opinion, a fixed exchange ratio of 1.0 was fair, from a financial point of view, to NYCB. A representative from S&C reviewed the terms of the merger agreement and other legal considerations. NYCB management and NYCB’s advisors then reviewed with the NYCB board of directors a letter contemplating NYCB’s proposal for a transaction.

On the basis of the update from NYCB management, and presentations from Goldman Sachs, Credit Suisse and S&C, the NYCB board of directors authorized NYCB management to submit a proposal to Astoria of a fixed exchange ratio of 1.0. At the same time, the NYCB board of directors authorized Joseph R. Ficalora, the chief executive officer of NYCB, if necessary, to deliver a subsequent, best and final proposal to Astoria of a fixed exchange ratio of 1.0 and an additional amount in cash to be reasonably determined by Mr. Ficalora based on his discussions with the NYCB board of directors (which we refer to as a “final proposal”), in all events subject to receipt by NYCB from each of Goldman Sachs and Credit Suisse of a fairness opinion on the final proposal (each of which was subsequently received as described below).

After considering the presentations of its financial advisors and the proposed terms of the merger agreement, including the possibility of NYCB submitting a final proposal, and taking into consideration the matters discussed during that meeting and during prior meetings of the NYCB board of directors, including the factors described under “—NYCB’s Reasons for the Merger; Recommendation of NYCB’s Board of Directors,” the NYCB board of directors unanimously determined that the merger with Astoria was advisable and in the best interests of NYCB and its stockholders and voted unanimously to approve and adopt the merger agreement and the transactions contemplated thereby and recommended that NYCB’s stockholders approve the merger agreement.

After its board meeting, on October 27, 2015, NYCB sent a letter to the Astoria board of directors with its proposal for a transaction. NYCB indicated that it was prepared to proceed with a transaction in which Astoria would merge into NYCB, immediately followed by the merger of Astoria Bank with the Community Bank. The letter contemplated that Astoria common stockholders would receive one share of NYCB common stock for each share of Astoria stock, which based on the closing price of NYCB’s common stock on October 27, 2015 represented consideration with a value equal to $18.79 per share of Astoria common stock. The letter did not contemplate the payment by NYCB of any amount of cash consideration. The letter also described in extensive detail NYCB’s proposed balance sheet repositioning, where NYCB would prepay approximately $10 billion of wholesale borrowings, resulting in an expected one-time after-tax prepayment charge of approximately $614 million that NYCB proposed to offset with the proceeds of a follow-on offering of its common stock. The letter also outlined the perceived benefits that the balance sheet repositioning would have in connection with a strategic combination with Astoria.

Later that evening, representatives of Party A told Sandler O’Neill that it would not increase its offer but that it was prepared to proceed with a transaction on the terms that it had presented in its letter of interest. Based on Party A’s then-current trading price, the fixed exchange ratio of 1.5 represented consideration with a value equal to $18.99 per share of Astoria common stock.

During this time, representatives of Party C’s financial advisor communicated verbally preliminary interest in a transaction at the top of Party C’s initially communicated valuation range. However, Party C did not communicate this interest directly or in writing, and did not indicate any ability or willingness to execute a transaction in the immediate future or provide an actionable proposal with respect to a possible transaction. Also during this time, Sandler O’Neill spoke with representatives of Party D, who declined to make a firm proposal for a transaction.

Based on the very similar pricing levels indicated by Party A and NYCB, and the significant amount of diligence work and discussions on the draft merger agreement completed with each party to that date, the Astoria board of directors invited senior management of each institution to present to the Astoria board at the October 28 regular board meeting.

On October 28, 2015, the Astoria board of directors met for a regularly scheduled meeting, which was attended by senior management and representatives of Sandler O’Neill and Wachtell, Lipton. Representatives of Sandler O’Neill and Astoria’s senior management discussed with the Astoria board of directors the process since the October 23 board meeting and reviewed with the board the offers that Astoria had received from Party A and NYCB the day before and also reviewed the communications with Party C and Party D. The Astoria board of directors determined that, based on the past discussions and materials that Sandler O’Neill had prepared in advance of the meeting, that each proposal presented Astoria common stockholders with significant value when compared to Astoria’s standalone strategy.

The Astoria board of directors then invited Mr. Ficalora to discuss NYCB’s proposed combination and strategic vision for the combined company. Following the oral presentation by Mr. Ficalora, the Astoria board of directors asked questions about NYCB’s proposed balance sheet repositioning, future dividends and strategic vision for the combined companies. Discussion ensued among Mr. Ficalora, the Astoria board of directors and Astoria’s advisors with respect to those matters and other related matters. At the conclusion of that discussion, the Astoria board of directors told Mr. Ficalora that in view of the competitive nature of the process NYCB would need to raise its offer. Mr. Ficalora indicated that NYCB would consider revising its proposal to pay a certain amount of cash consideration in addition to NYCB stock, and that NYCB would respond with a revised proposal. Mr. Ficalora then departed the meeting.

The Astoria board of directors then invited the Chief Executive Officer and Chief Operating Officer of Party A to discuss Party A’s proposed business combination and strategic vision for the combined company. Following the oral presentation by Party A’s Chief Executive Officer and Chief Operating Officer, the Astoria board of directors asked questions about Party A’s strategy for the combined company, the execution risk involved in the potential business combination and certain regulatory matters. Discussion ensued between the executive officers of Party A, the Astoria board of directors and its advisors. Following that discussion, the Astoria board of directors told Party A’s representatives that in view of the competitive nature of the process Party A would need to raise its offer. Party A’s representatives then left the meeting.

The Astoria board of directors then had an extensive discussion comparing and contrasting the competing offers of NYCB and Party A. During the course of that discussion, the Astoria board of directors received input from Wachtell Lipton, Sandler O’Neill and Astoria management on various aspects of the proposed strategic business combinations. Astoria management explained that, based on its due diligence efforts, a combination with Party A had greater execution risk. Management also observed that Party A could face obstacles in achieving synergies due to the higher relative cost of integration. This was in part due to significant recent growth of Party A, the smaller size of Party A relative to NYCB and the different business and current geographic focus of Party A. The Astoria board of directors also discussed, among other items, the concerns raised by NYCB’s proposal, including the timing of the proposed balance sheet repositioning, NYCB’s plans for an approximately $600 million capital raise, the announcement of a NYCB dividend reduction that would accompany an announcement of a deal and the effect that the balance sheet repositioning could have on the value of NYCB common stock. The Astoria board of directors then discussed the execution risks of each of the proposed transactions. Management observed that NYCB generally seemed in a better position to promptly execute and complete a transaction, and that its rapid and efficient work in the process provided evidence of this preparedness. Representatives from Wachtell Lipton also reviewed with the Astoria board of directors their fiduciary duties under Delaware law in connection with a proposed business combination transaction and the conduct of the process the board of directors had conducted to date. The Astoria board of directors also engaged in a lengthy discussion with respect to the risks and benefits of each of the proposals.

The Astoria board of directors then began to review with the representatives of Sandler O’Neill the financial aspects of the competing transaction proposals. The Astoria board of directors directed Sandler O’Neill to reach out to both bidders for their best and final offers so that these offers could be used as the basis for analyzing each proposal.

After consulting with Goldman Sachs and informing Credit Suisse, and on the basis of the instruction from the Astoria board of directors that NYCB would need to raise its offer and Sandler O’Neill’s request for a best and final offer, Mr. Ficalora delivered a final proposal for a fixed exchange ratio of 1.0 plus $0.50 in cash for each Astoria share.

During further discussions with the Astoria board of directors, Sandler O’Neill informed the Astoria board of directors that Party A increased the fixed exchange ratio in its offer to 1.52, which based on the closing price of Party A’s common stock on October 27, 2015, represented consideration with value equal to $19.24 per share of Astoria common stock and a total transaction value of $1.98 billion. Sandler O’Neill also informed the Astoria board of directors that NYCB had increased its offer to 1.0 share of NYCB stock and an additional $0.50 in cash for each outstanding share of Astoria common stock. Based on the closing price of NYCB common stock on October 27, 2015, the offer represented consideration with value equal to $19.29 per share of Astoria common stock and a total transaction value of $1.99 billion.

Following receipt of the revised offers, Sandler O’Neill reported to the Astoria board of directors on its discussions with representatives of NYCB and Party A with respect to their improved financial proposals. The Astoria board of directors and its advisors continued to discuss the relative merits of each proposal in detail. The Chairman of the Board then solicited comments from the outside directors on their view of the competing proposals. The outside directors unanimously concluded that, based on the offers, including the proposed terms of the transaction documents and the higher execution, compliance and regulatory risks with Party A’s proposal, that NYCB’s proposal had a higher certainty of completion and therefore was in the best interests of Astoria common stockholders.

Sandler O’Neill then rendered its oral opinion, which was confirmed by delivery of a written opinion dated October 28, 2015, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration provided for in the merger was fair, from a financial point of view, to Astoria common stockholders. In addition, representatives of Wachtell Lipton discussed with the board the terms of the transaction documents to be executed with NYCB, including the treatment of Astoria equity awards, preferred stock and the depositary receipts representing fractional interests in the preferred stock, as well as the assumption by NYCB of Astoria’s existing debt. Following these discussions, and review and discussion among the members of the Astoria board of directors, including consideration of the factors described under “—Astoria’s Reasons for the Merger; Recommendation of the Astoria board of directors,” the Astoria board of directors determined that the merger agreement with NYCB and the transactions contemplated by the merger agreement, including the merger of Astoria and NYCB, were advisable and in the best interest of Astoria and its stockholders and voted unanimously to approve the merger agreement and the transactions contemplated by the merger agreement.

Goldman Sachs and Credit Suisse each rendered a written opinion, dated as of October 28, 2015, to the effect that, as of October 28, 2015, and subject to and based on the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken, in each case as set forth in its written opinion, the merger consideration to be paid by NYCB pursuant to the merger agreement was fair, from a financial point of view, to NYCB.

On the evening of October 28, 2015, representatives of Wachtell Lipton and S&C finalized the terms of the merger agreement, which Astoria and NYCB executed. On the morning of October 29, 2015, Astoria and NYCB issued a joint press release announcing the execution of the merger agreement.

NYCB’s Reasons for the Merger; Recommendation of NYCB’s Board of Directors

In reaching its decision to adopt the merger agreement, to approve the merger and the other transactions contemplated by the merger agreement, and to recommend that NYCB’s stockholders adopt the merger agreement, the NYCB board of directors consulted with NYCB management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of NYCB’s, Astoria’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the NYCB board of directors considered its view that Astoria’s financial condition and asset quality are sound, that Astoria’s business and operations complement those of NYCB, and that the merger would result in a combined company with a larger market presence and more diversified loan portfolio as well as an attractive funding base, including through core deposit funding, and even stronger asset quality. The board of directors further considered that Astoria’s earnings and prospects, and the synergies potentially available in the proposed transaction, create the opportunity for the combined company to have superior future earnings and prospects compared to NYCB’s earnings and prospects on a stand-alone basis. In particular, the board of directors considered the following:

•	the potential of creating the pre-eminent New York-based community banking franchise, aimed at supporting local borrowers, businesses, and economies in the greater New York metropolitan area, and management’s expectation that the merger would result in a significant increase of NYCB’s share of deposits in the attractive markets of Nassau, Suffolk, Queens and Brooklyn;

•	combining the benefits of NYCB’s leading multi-family and wholesale mortgage lending platform and Astoria’s traditional in-market retail lending franchise, thereby diversifying the combined organization’s revenue sources and loan portfolio;

•	the similarity of the business models and cultures of the two companies, including with respect to strategic focus, target markets, and client service, which management believes should facilitate integration and implementation of the transaction;

•	the ability to enhance revenue by expanding NYCB’s multi-family and residential mortgage lending activities; and

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	the NYCB board’s expectation that the merger will create the opportunity for the combined company to have superior future earnings and prospects compared to NYCB’s earnings and prospects on a stand-alone basis. In particular, the board of directors considered the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings, tangible stockholders’ equity per share and total deposits and on regulatory capital levels;

•	the participation of two of Astoria’s directors in the combined company which the NYCB board of directors believed would enhance the likelihood that the strategic benefits that NYCB expects to achieve as a result of the merger will be realized;

•	the positive effects on the combined company’s balance sheet, including a reduction in exposure to rising interest rates and improvement in NYCB’s interest rate sensitivity ratios, and the expected reduction of NYCB’s annual interest rate expense resulting from the planned NYCB balance sheet repositioning, the anticipated related one-time after-tax prepayment charge of approximately $614 million, and the planned common stock offering intended to offset the prepayment charge;

•	the complementary nature of the customers and markets of NYCB and Astoria, given Astoria’s longstanding roots in the New York banking market and its strong ties to the same communities that NYCB serves;

•	NYCB’s successful track record of creating stockholder value through M&A transactions, including its proven experience in successfully integrating acquired businesses, and management’s belief that NYCB will be able to integrate Astoria with NYCB successfully;

•	its understanding of the current and prospective environment in which Astoria and NYCB operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on NYCB both with and without the proposed transaction;

•	its review and discussions with NYCB’s management concerning the due diligence examination of Astoria’s business;

•	management’s expectation that NYCB will retain its strong capital position and superior asset quality upon completion of the transaction;

•	that the proposed transaction will result in a combined company with total consolidated assets of more than $50 billion in a manner consistent with NYCB’s pre-existing plan to cross the $50 billion threshold organically by the end of the second quarter of 2016, and the related work that management of NYCB has done to prepare for the enhanced requirements relating to being a SIFI;

•	the regulatory implications, including stricter prudential standards and increased compliance costs, to NYCB of becoming a SIFI, the costs of which the NYCB board of directors considered to be outweighed by the benefits of the proposed transaction, including a higher capacity to retain loans in the NYCB portfolio which will contribute to higher liquidity and an improved risk profile, an estimated 20% accretion in NYCB’s earnings and 6% accretion in NYCB’s tangible book value per share upon closing (estimated assuming a closing in the fourth quarter of 2016), NYCB’s preparedness to comply with the increased prudential standards and regulatory expectations applicable to a SIFI, and the NYCB board of directors’ and management’s belief that the merger will provide additional scale to absorb SIFI compliance-related costs (which NYCB expected to incur in 2016, regardless, as NYCB planned to cross the $50 billion threshold organically);

•	the expectation that the merger will result in significant annual cost savings, estimated to be up to 50% on the Astoria side of the combined company (reflecting an approximately 50% reduction of Astoria’s non-interest expense) following the completion of the merger and full integration of the two companies;

•	the positive impact on the combined company’s capital position resulting from the anticipated dividend payout ratio of approximately 50% upon completion of the merger and the expected immediate reduction in NYCB’s quarterly dividend from $0.25 to $0.17;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to NYCB’s stockholders;

•

the financial presentations, delivered on October 27, 2015, by each of Goldman Sachs and Credit Suisse, financial advisors to the NYCB board of directors, in connection with each financial advisor’s evaluation of NYCB’s then-current proposal to offer to acquire Astoria in a stock-for-stock merger at a fixed exchange ratio of one NYCB share for each Astoria share and, with respect to such proposed consideration, the indication from each of Goldman Sachs and Credit Suisse that it expected it would be in a position to deliver an opinion to the board of directors to the effect that, and subject to and based on the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken, in each case as set forth in its written opinion, such merger consideration was fair, from a financial point of view, to NYCB and the fact that any inclusion of cash consideration (as determined necessary by Mr. Ficalora) was in all events subject to receipt by NYCB from each of Goldman Sachs and Credit Suisse of a fairness opinion on the final proposal (each of which was subsequently received);

•	the fact that NYCB’s stockholders will have a chance to vote on the merger; and

•	its review with its independent legal advisor, Sullivan & Cromwell LLP, and its independent financial advisors, Goldman Sachs and Credit Suisse, of the financial and other terms of the merger agreement, including mutual deal protection and termination fee provisions.

The NYCB board of directors also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Astoria’s business, operations, and workforce with those of NYCB;

•	the transaction-related restructuring charges and other merger-related costs, including the payments and other benefits to be received by Astoria management in connection with the merger pursuant to existing Astoria plans and compensation arrangements and the merger agreement;

•	diversion of management attention and resources from the operation of NYCB’s business towards the completion of the merger; and

•	the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received in a timely manner and may impose unacceptable conditions.

The foregoing discussion of the information and factors considered by the NYCB board of directors is not intended to be exhaustive, but includes the material factors considered by the NYCB board of directors. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the NYCB board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The NYCB board of directors considered all these factors as a whole, including discussions with, and questioning of, NYCB’s management and Astoria’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the NYCB board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, are advisable and in the best interests of NYCB and its stockholders, and unanimously adopted and approved the merger agreement and the transactions contemplated by it.

The NYCB board of directors unanimously recommends that NYCB stockholders vote “FOR” the approval of the merger proposal and other merger-related proposals.

It should be noted that this explanation of the NYCB board of directors’ reasoning presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28.

Unaudited Prospective Financial Information

NYCB does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, NYCB is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was provided to Goldman Sachs and Credit Suisse, financial advisors to the NYCB board of directors, for discussion in their October 27, 2015 presentations and for further analysis on October 28, 2015. The inclusion of this information should not be regarded as an indication that any of NYCB, Goldman Sachs or Credit Suisse, their respective representatives or any other recipient of this information considered, or now considers, it necessarily to be predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. NYCB’s management directed Goldman Sachs’ and Credit Suisse’s to use the following unaudited prospective financial information in connection with their analysis of the fairness, from a financial point of view, of the merger consideration to NYCB’s shareholders. This information was prepared solely for internal use and is subjective in many respects.

While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to NYCB’s business, all of which are difficult to predict and many of which are beyond NYCB’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. NYCB can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to NYCB’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in NYCB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the other reports filed by NYCB with the SEC.

The unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. NYCB can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. NYCB DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING SINCE ITS PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR, OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS. The unaudited prospective financial information does not take into account the possible financial and other effects on NYCB of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on NYCB of any possible failure of the merger to occur. None of NYCB, Goldman Sachs or Credit Suisse, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of NYCB or Astoria or other person regarding NYCB’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The summary of the unaudited prospective financial information included below is being provided solely because it was made available to the financial advisors to the NYCB board of directors in connection with the merger.

The following table presents two separate sets of selected unaudited prospective financial data for the fiscal years ending December 31, 2016 through December 31, 2022. The first set of information was provided to Goldman Sachs and Credit Suisse for discussion in their presentations to the NYCB board of directors at its October 27, 2015 meeting, and the second set of information was provided to Goldman Sachs and Credit Suisse for further analysis on October 28, 2015 in response to a request from Goldman Sachs and Credit Suisse.

NYCB net income projections (millions of dollars, as of December 31 of each year):	2016	2017	2018	2019	2020	2021	2022
October 27, 2015(1)	$465	$489	$523	$560	$599	$641	$686
October 28, 2015(2)	$477	$491	$525	$562	$601	$643	$688
Difference (% change)	$12	$2	$2	$2	$2	$2	$2
	(2.6%)	(0.3%)	(0.3%)	(0.3%)	(0.3%)	(0.3%)	(0.3%)

NYCB EPS projections (as of December 31 of each year):	2016	2017	2018	2019	2020	2021	2022
October 27, 2015(1)	$1.05	$1.10	$1.18	$1.26	$1.35	$1.44	$1.54
October 28, 2015(2)	$1.06	$1.09	$1.17	$1.25	$1.33	$1.43	$1.53
Difference (% change)	$0.02	$0.01	$0.01	$0.01	$0.01	$0.02	$0.02
	(1.6%)	(1.1%)	(1.1%)	(1.1%)	(1.1%)	(1.1%)	(1.1%)

(1)	The net income and EPS projections provided to Goldman Sachs and Credit Suisse on October 27, 2015 utilized I/B/E/S consensus estimates for 2016 and 2017 and NYCB management extrapolations for the subsequent years.
(2)	The net income and EPS projections provided to Goldman Sachs and Credit Suisse on October 28, 2015 represent NYCB management projections for 2016 and 2017 and NYCB management extrapolations for the subsequent years.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither NYCB’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The independent registered public accountant reports included in this joint proxy statement/prospectus relate to NYCB’s historical financial information. They do not extend to the unaudited prospective financial information and should not be read to do so.

In light of the foregoing, and considering that NYCB’s special meeting will be held after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Astoria and NYCB stockholders are cautioned not to place unwarranted reliance on such information, and NYCB urges all Astoria and NYCB stockholders to review NYCB’s most recent SEC filings for a description of NYCB’s reported financial results. See “Where You Can Find More Information.”

Opinion of Goldman, Sachs & Co.

Goldman Sachs, financial advisor to the NYCB board of directors, rendered its oral opinion to certain members of the NYCB board of directors acting on behalf of the board, which opinion was addressed to the board and was subsequently confirmed by delivery of a written opinion addressed to the board, to the effect that, as of October 28, 2015 and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid by NYCB for each share of Astoria common stock pursuant to the merger agreement was fair from a financial point of view to NYCB.

The full text of the written opinion of Goldman Sachs, dated October 28, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the NYCB board of directors in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any NYCB stockholder should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of NYCB and Astoria for the five fiscal years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of NYCB and Astoria;

•	certain other communications from NYCB and Astoria to their respective stockholders;

•	certain publicly available research analyst reports for NYCB and Astoria;

•	(i) certain I/B/E/S consensus estimates for Astoria for the fiscal years ending December 31, 2016 and 2017 (extrapolated by the management of NYCB for the fiscal years ending December 31, 2018 through 2022), (ii) certain internal financial analyses and forecasts for NYCB prepared by its management and (iii) certain internal financial analyses and forecasts for NYCB pro-forma for the merger prepared by NYCB management that reflect, among other things, the Synergies (as defined below), the NYCB common stock offering, the NYCB balance sheet repositioning and the anticipated reduction in NYCB’s dividend payout ratio (which we refer to as the “NYCB dividend reduction”), in each case, as approved for its use by NYCB (which, for purposes of this section “—Opinion of Goldman, Sachs & Co.”, we refer to as the “Forecasts”), and certain operating synergies projected by the management of NYCB to result from the merger, as approved for its use by NYCB (which, for purposes of this section “—Opinion of Goldman, Sachs & Co.”, we refer to as the “Synergies”); and

•	certain internal financial analyses and forecasts for Astoria prepared by its management. Representatives of Astoria requested that all parties disregard such analyses and forecasts, which had previously been made available by Astoria, because such analyses and forecasts were outdated and did not represent Astoria management’s then-current view of the expected financial performance of Astoria. In lieu of updated forecasts, representatives of Astoria instead requested that such parties refer to and rely on I/B/E/S estimates for the fiscal years ending December 31, 2016 and 2017 for purposes of their financial analysis related to the potential merger of NYCB and Astoria. After a discussion between Goldman Sachs, Credit Suisse and members of Astoria management, and with the approval of NYCB management, Goldman Sachs disregarded the Astoria financial forecasts and relied exclusively on such I/B/E/S estimates, together with the extrapolations by the management of NYCB for Astoria for the fiscal years ending December 31, 2018 through 2022, in connection with its financial analysis and opinion.

Goldman Sachs also held discussions with members of the senior managements of NYCB and Astoria regarding their assessment of the past and current business operations, financial condition and future prospects of Astoria and with the members of senior management of NYCB regarding their assessment of the past and current business operations, financial condition and future prospects of NYCB and the strategic rationale for, and the potential benefits of, the merger; reviewed the reported price and trading activity for the shares of NYCB common stock and the shares of Astoria common stock; compared certain financial and stock market information for NYCB and Astoria with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the banking industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with NYCB’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with NYCB’s consent that the Forecasts and the Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of NYCB. Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of NYCB or Astoria or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, it assumed that such allowances for losses were in the aggregate adequate to cover such losses. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained and that the NYCB common stock offering, the NYCB balance sheet repositioning and the NYCB dividend reduction will occur, in each case, without any adverse effect on NYCB or Astoria or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of NYCB to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to NYCB; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to NYCB, as of the date of the opinion, of the merger consideration to be paid by NYCB for each share of Astoria common stock pursuant to the merger agreement. Goldman Sachs’ opinion did not express any view on, and did not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of NYCB; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of NYCB or Astoria, or any class of such persons in connection with the merger, whether relative to the merger consideration to be paid by NYCB for each share of Astoria common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of NYCB common stock will trade at any time or as to the impact of the merger on the solvency or viability of NYCB or Astoria or the ability of NYCB or Astoria to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses performed by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 28, 2015, the last trading day before the public announcement of the merger, and is not necessarily indicative of current market conditions.

Selected Transactions Analysis

Goldman Sachs also analyzed certain information relating to the following selected transactions in the banking and thrift industry since 2010 with target assets in excess of $5 billion (which we refer to as the “Precedent Transactions”):

Acquiror	Target	Date Announced
BB&T Corporation	National Penn Bancshares, Inc.	August 17, 2015
Royal Bank of Canada	City National Corporation	January 22, 2015
BB&T Corporation	Susquehanna Bancshares, Inc.	November 12, 2014
CIT Group Inc.	IMB Holdco LLC	July 22, 2014
Umpqua Holdings Corporation	Sterling Financial Corporation	September 11, 2013
PacWest Bancorp	CapitalSource Inc.	July 22, 2013
MB Financial, Inc.	Taylor Capital Group, Inc.	July 15, 2013
FirstMerit Corporation	Citizens Republic Bancorp, Inc.	September 12, 2012
M&T Bank Corporation	Hudson City Bancorp, Inc.	August 27, 2012
Hilltop Holdings Inc.	PlainsCapital Corporation	May 8, 2012
Mitsubishi UFJ Financial Group, Inc.	Pacific Capital Bancorp	March 12, 2012
First Niagara Financial Group, Inc.	HSBC Holdings Plc (195 branches)	July 31, 2011
PNC Financial Services Group, Inc.	RBC Bank (USA)	June 20, 2011
Capital One Financial Corporation	ING Bank, FSB	June 16, 2011
Comerica Incorporated	Sterling Bancshares, Inc.	January 18, 2011
Hancock Holding Company	Whitney Holding Corporation	December 22, 2010
Bank of Montreal	Marshall & Ilsley Corporation	December 17, 2010
M&T Bank Corporation	Wilmington Trust Corporation	October 31, 2010
First Niagara Financial Group, Inc.	NewAlliance Bancshares, Inc.	August 19, 2010

While none of the companies that participated in the Precedent Transactions are directly comparable to NYCB or Astoria and none of the transactions in the Precedent Transactions are directly comparable to the merger, the companies that participated in the Precedent Transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of NYCB’s or Astoria’s results, market size and product profile. For each of the Precedent Transactions, Goldman Sachs calculated and compared:

•	price per share, as of October 28, 2015, as a multiple of estimated earnings per share for calendar year 2016, which is referred to below as “2016E P/E”;

•	price per share, as of October 28, 2015, as a multiple of tangible book value per share of the target entity (as of the date of announcement of the transaction), adjusted for disclosed transaction-related loan marks net of reserves (which, for purposes of this section “—Opinion of Goldman, Sachs & Co.”, we refer to as “P/TBV”);

•	price per share as a multiple of estimated earnings per share for the fiscal year as of the date of announcement of the transaction (which, for purposes of this section “—Opinion of Goldman, Sachs & Co.”, we refer to as “FY1 EPS”); and

•	the premium to the target companies’ core deposits implied by the announced transaction values (which, for purposes of this section “—Opinion of Goldman, Sachs & Co.”, we refer to as the “Core Deposit Premium”).

Based on information obtained from SEC filings and certain publicly available research analyst reports, Goldman Sachs then further considered differences between the business, financial and operating characteristics and prospects of NYCB, Astoria and the Precedent Transactions. Based on its judgment and experience, Goldman Sachs then selected the M&T/Hudson City, BB&T/National Penn, First Niagara/NewAlliance and CIT/IMB transactions for the purposes of its analysis of 2016E P/E and P/TBV, and the BB&T/National Penn, First Niagara/NewAlliance and CIT/IMB transactions for the purposes of its analysis of Core Deposit Premium (which, for purposes of this section “—Opinion of Goldman, Sachs & Co.”, we refer to as the “Selected Transactions”). The M&T/Hudson City, First Niagara/NewAlliance and CIT/IMB transactions were selected because they were thrift deals involving over $5 billion in assets that were in the Northeast and/or included a large residential component such that these transactions were comparable to the proposed transaction. The BB&T/National Penn transaction was selected because it was the most recent Precedent Transaction.

Acquiror	Target	FY1 EPS	P/TBV	Core Deposit Premium
BB&T Corporation	National Penn Bancshares, Inc.	16.9	2.4	15.2%
CIT Group Inc.	IMB Holdco LLC	—	1.2	6.2%
M&T Bank Corporation	Hudson City Bancorp, Inc.	12.4	0.8	Not included
First Niagara Financial Group, Inc.	NewAlliance Bancshares, Inc.	23.1	1.8	14.0%
Median		16.9x	1.5x	14.0%

The ranges of equity values in this analysis were calculated based on ranges of multiples, including a range of price to earnings multiples (P/E multiples), derived by Goldman Sachs utilizing its experience and professional judgment, excluding current and historical trading data and the current P/E multiples for selected companies which exhibited similar business characteristics to NYCB and Astoria. Goldman Sachs then divided the range of illustrative equity values it derived from this analysis by the number of fully diluted outstanding shares of Astoria, as provided by management of NYCB, to derive ranges of illustrative present values per share of Astoria common stock (which we refer to as the “Illustrative Equity Valuation Range”).

The following table presents the results of this analysis:

Methodology	Selected Transactions
	Range	Median	Astoria Metric	Illustrative Equity Valuation Range
2016E P/E	12.4x-23.1x	16.9x	EPS of $0.62	$7.69-$14.32
P/TBV	0.8x-2.2x	1.5x	TBVPS of $13.03	$10.43-$28.67
Core Deposit Premium	6.2%-15.2%	14.0%	$ 8,527mm Core Deposits	$17.89-25.36

Illustrative Discounted Cash Flow Analysis of Astoria

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Astoria. Using discount rates ranging from 7.0% to 9.0% (reflecting estimates of Astoria’s weighted average cost of capital) and a Tier 1 leverage target rate of 8.5% (reflecting an estimate of the ratio of a bank’s Tier 1 capital to its consolidated average adjusted tangible assets), Goldman Sachs discounted to present value (i) estimates of unlevered free cash flow for Astoria for the second half of calendar year 2015 through calendar year 2020, as reflected in the Forecasts, and (ii) a range of illustrative terminal values for Astoria by applying a terminal Tier 1 leverage target rate/Exit multiple range of 14.0x to 16.0x to a terminal year estimate of the free cash flow to be generated by Astoria, as reflected in the Forecasts.

Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Astoria, as provided by management of NYCB, to derive a range of illustrative present values per share of Astoria common stock ranging from $13.70 to $16.25 (excluding the impact of the

Synergies), and a range of illustrative present values per share of Astoria Common Stock ranging from $16.25 to $18.94 (taking into account the Synergies).

Illustrative Discounted Cash Flow Analysis of NYCB

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on NYCB. Using discount rates ranging from 7.0% to 9.0% (reflecting estimates of NYCB’s weighted average cost of capital) and a Tier 1 leverage target rate of 7.5% (reflecting an estimate of the ratio of a bank’s Tier 1 capital to its consolidated average adjusted tangible assets), Goldman Sachs discounted to present value (i) estimates of unlevered free cash flow for NYCB for the second half of calendar year 2015 through calendar year 2020, as reflected in the Forecasts, and (ii) a range of illustrative terminal values for NYCB for calendar year 2020 based on a terminal multiple range of 16.0x to 18.0x to a terminal year estimate of the free cash flow to be generated by NYCB, as reflected in the Forecasts.

Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of NYCB, as provided by management of NYCB, to derive a range of illustrative present values per share of NYCB Common Stock ranging from $17.39 to $21.09.

Illustrative Discounted Cash Flow Analysis of the Pro Forma Company

Using the Forecasts and the Synergies, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma company. Using discount rates ranging from 7.0% to 9.0% (reflecting estimates of the pro forma company’s weighted average cost of capital) and Tier 1 leverage target rates of 7.5% (reflecting an estimate of the ratio of a bank’s Tier 1 capital to its consolidated average adjusted tangible assets), Goldman Sachs discounted to present value (i) estimates of unlevered free cash flow for the pro forma company for calendar year 2016 through calendar year 2020 as reflected in the Forecasts, and (ii) a range of illustrative terminal values for the pro forma company for calendar year 2020 based on a terminal multiple range of 16.0x to 18.0x to a terminal year estimate of the free cash flow to be generated by the pro forma company, as reflected in the Forecasts.

Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of NYCB, as provided by management of NYCB, on a pro forma basis to derive a range of illustrative present values per share of the pro forma company’s common stock ranging from $21.80 to $26.27.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for NYCB and Astoria to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the banking industry (which we refer to, collectively, as the “selected companies”):

Company	2016E P/E	2017E P/E	P/TBV	Core Deposit Premium
BankUnited, Inc.	16.6	13.9	1.9	15.8
Dime Community Bankshares, Inc.	15.1	13.5	1.6	10.2
First Niagara Financial Group, Inc.	17.5	15.5	1.6	5.3
Flushing Financial Corporation	14.8	13.2	1.4	6.1
Investors Bancorp, Inc.	22.3	18.6	1.4	11.1
People’s United Financial, Inc.	17.9	16.2	2.0	10.5
Provident Financial Services, Inc.	14.6	13.5	1.7	10.7
Valley National Bancorp	15.6	13.6	1.9	9.3
Washington Federal, Inc.	15.2	14.6	1.4	8.5
Webster Financial Corporation	16.1	14.3	2.1	11.3
High	22.3	18.6	2.1	15.8
Mean	16.7	14.9	1.8	10.8
Median	16.1	14.3	1.7	10.5
Low	14.6	13.2	1.4	5.3

Although none of the selected companies is directly comparable to NYCB or Astoria, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of NYCB and Astoria.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of June 30, 2015, information it obtained from SEC filings and IBES estimates. The multiples and ratios of NYCB were calculated using the NYCB closing price on October 28, 2015 and the multiples and ratios of Astoria were calculated using the Astoria closing price on October 28, 2015. The multiples and ratios of NYCB and Astoria were based on the Forecasts. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated: 2016E P/E; price per share, as of October 28, 2015, as a multiple of estimated earnings per share for calendar year 2017, which is referred to below as “2017E P/E”; P/TBV; and Core Deposit Premium.

The results of these analyses are summarized as follows:

Calculation	Range
	Selected Companies	NYCB	Astoria
2016E P/E	14.6x-22.3x	18.2x	28.9x
2017E P/E	13.2x-18.6x	17.3x	26.9x
P/TBV	1.4x-2.1x	2.5x	1.4x
Core Deposit Premium	5.3%-15.8%	20.0%	5.6%

Implied Premia Analysis for Transactions

Based on publicly available information, the distribution of premia (expressed as a percentages of the per share merger consideration over the closing price on the trading day prior to announcement or undisturbed price) for transactions announced from 2010 through 2015 (as of October 28, 2015). The analysis included change of control transactions in which the publicly-held target’s primary industry was banking and such target’s assets exceeded $5 billion. The following table presents the results of this analysis:

Year	2010	2011	2012	2013	2014	YTD 2015
Number of Transactions	4	1	3	3	1	2
Implied Premia	30%	30%	17%	20%	36%	23%

Illustrative Contribution Analysis

Based on publicly available financial data as of June 30, 2015 and market data as of October 28, 2015, Goldman Sachs reviewed specific historical operating and financial information including, net income for the last twelve months (which, for purposes of this section “—Opinion of Goldman, Sachs & Co.”, we refer to as “LTM”), assets and market capitalization relative to a proposed transaction value of approximately $2.025 billion (calculated as the number of the number of fully diluted outstanding shares of NYCB, as provided by management of NYCB, multiplied by the merger consideration to be paid by NYCB for each share of Astoria common stock pursuant to the merger agreement), in each case for NYCB and Astoria in proportion to the combined entity resulting from the merger.

The following table presents the results of this analysis:

	Contribution to Combined Entity
Metric	NYCB	Astoria
Market Cap/Transaction Value	80.8%	19.2%
LTM Net Interest Income	77.2%	23.9%
LTM Noninterest Income	79.6%	20.4%
LTM Net Income	85.5%	14.5%
Total Assets	76.1%	23.9%
Total Loans	75.8%	24.2%
Deposits	75.6%	24.2%
Core Deposits	75.1%	24.9%
Common Equity	79.5%	20.5%
Tangible Common Equity	72.0%	28.0%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to NYCB or Astoria or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the NYCB board of directors as to the fairness from a financial point of view to NYCB, as of October 28, 2015, of the merger consideration to be paid by NYCB for each share of Astoria common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of NYCB, Astoria, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The merger consideration was determined through arm’s-length negotiations between NYCB and Astoria and was approved by the NYCB board of directors. Goldman Sachs provided advice to NYCB during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to NYCB or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ advice to the NYCB board of directors was one of many factors taken into consideration by the NYCB board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of NYCB, Astoria, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to NYCB in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to NYCB and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including, without limitation, having acted as a joint book-running manager with respect to a public offering of 40,625,000 shares of NYCB common stock in November 2015. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to NYCB, Astoria and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. During the two year period ended October 28, 2015, the Investment Banking Division of Goldman Sachs received compensation for services provided to NYCB of approximately $3 million. During the two year period ended October 28, 2015, the Investment Banking Division of Goldman Sachs did not receive any compensation for services provided to Astoria.

Goldman Sachs has advised NYCB from time to time on strategic matters, including potential acquisition transactions. NYCB engaged Goldman Sachs on September 7, 2015 to act as a financial advisor in connection with a possible transaction with Astoria.

The NYCB board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated October 26, 2015, NYCB engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. The engagement letter between NYCB and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $15 million, all of which is contingent upon consummation of the transaction. In addition, NYCB has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Credit Suisse Securities (USA) LLC

Credit Suisse, financial advisor to the NYCB board of directors, delivered to the NYCB board of directors a written opinion, dated October 28, 2015, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Credit Suisse described in such opinion, the merger consideration was fair, from a financial point of view, to NYCB.

The full text of Credit Suisse’s written opinion, dated October 28, 2015, to the NYCB board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex C hereto and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Credit Suisse’s opinion was provided to the NYCB board of directors (solely in its capacity as such) for its information in connection with its evaluation of the merger consideration and did not address any other aspect of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to NYCB or the underlying business decision of NYCB to proceed with the merger. The opinion does not constitute advice or a recommendation to any NYCB stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger or otherwise.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Astoria and NYCB;

•	reviewed certain other information relating to Astoria and NYCB, including certain internal financial analyses and forecasts related to NYCB and certain I/B/E/S consensus estimates relating to Astoria for the fiscal years ending December 31, 2016 and 2017 (extrapolated by the management of NYCB for the fiscal years ending December 31, 2018 through 2022) (which, for purposes of this section “—Opinion of Credit Suisse Securities (USA) LLC”, we refer to as the “Forecasts”), in each case, as approved for its use by NYCB;

•	met with the management of Astoria to discuss the business and prospects of Astoria;

•	met with management of NYCB to discuss the business and prospects of Astoria and NYCB and its estimates regarding future cost savings and synergies anticipated to result from the merger (which, for purposes of this section “—Opinion of Credit Suisse Securities (USA) LLC”, we refer to as the “Synergies”);

•	considered certain financial and stock market data of Astoria and NYCB, which Credit Suisse compared with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of Astoria and NYCB;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied on such information being complete and accurate in all material respects. With respect to the Forecasts for Astoria utilized by Credit Suisse, as approved by the management of NYCB, for purposes of its analysis and opinion, Credit Suisse was advised by the management of NYCB, and Credit Suisse assumed, that such Forecasts represent reasonable estimates and judgments with respect to the future financial performance of Astoria. With respect to the Forecasts for NYCB utilized by Credit Suisse, as approved by the management of NYCB, for purposes of its analysis and opinion, Credit Suisse was advised by the management of NYCB, and Credit Suisse assumed, that such Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NYCB as to the future financial performance of NYCB. With respect to the estimates provided to Credit Suisse by the management of NYCB with respect to the Synergies, Credit Suisse was advised by the management of NYCB, and Credit Suisse assumed, that the forecasts of such Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NYCB and that such Synergies will be realized in the amounts and at the times indicated thereby. At the direction of the management of NYCB, Credit Suisse assumed that the Forecasts for Astoria, the Forecasts for NYCB and NYCB’s forecasts of the Synergies are a reasonable basis on which to evaluate Astoria, NYCB and the merger, and Credit Suisse expressed no opinion with respect to such Forecasts or estimates or the assumptions upon which they were based.

Credit Suisse was also furnished with certain internal financial analyses and forecasts for Astoria prepared by its management. However, representatives of Astoria requested that all parties disregard such financial analyses and forecasts, which had previously been made available by Astoria, because such analyses and forecasts were outdated and did not represent Astoria management’s then-current view of the expected financial performance of Astoria. In lieu of updated forecasts, representatives of Astoria instead requested that such parties refer to and rely on I/B/E/S estimates for the fiscal years ending December 31, 2016 and 2017 for purposes of their financial analysis related to the potential merger of NYCB and Astoria. After a discussion between Credit Suisse, Goldman Sachs and members of Astoria management, and with the approval of NYCB management, Credit Suisse disregarded the Astoria financial forecasts and relied exclusively on such I/B/E/S estimates, together with the extrapolations by the management of NYCB for Astoria for the fiscal years ending December 31, 2018 through 2022, in connection with its financial analysis and opinion.

Credit Suisse also assumed, with the consent of NYCB, that, in the course of obtaining any regulatory and third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed (including as a result of NYCB becoming a SIFI) that would have an adverse effect on Astoria, NYCB or the contemplated benefits of the merger, and that the merger would be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the assets (including the loan portfolios and related collateral arrangements) or liabilities (contingent or otherwise) of Astoria or NYCB, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse also assumed that appraisal rights will not be exercised in a manner that would have any adverse effect on NYCB, Astoria or on the expected benefits of the merger in any way meaningful to its opinion or analysis. Credit Suisse also did not make an independent evaluation of the adequacy of the allowance for loan losses of Astoria, NYCB or the combined entity after the merger. Credit Suisse assumed, with the consent of the management of NYCB, that the respective allowances for loan losses for both Astoria and NYCB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, to NYCB of the merger consideration to be paid by NYCB in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise including, without limitation, the form and structure of the merger and the merger consideration, the financing of the merger consideration or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the stock consideration, the cash consideration, the merger consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended regarding matters that require legal, regulatory, accounting, insurance, tax or executive compensation or other similar professional advice. Credit Suisse assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee. Credit Suisse has not undertaken to, and is under no obligation to, update, revise, reaffirm or withdraw its opinion.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on that date. As the NYCB board of directors was aware, the Forecasts that Credit Suisse reviewed relating to the future financial performance of Astoria and NYCB, each on a standalone basis, reflected certain assumptions of the management of NYCB regarding the capital required to be retained to operate the respective businesses, in the absence of the merger, to achieve the results indicated by the Forecasts and that these assumptions, if different than assumed in the Forecasts, could have a material impact on Credit Suisse’s analyses and opinion. Credit Suisse did not express any opinion as to what the value of shares of NYCB common stock actually would be when issued to the Astoria common stockholders pursuant to the merger or the prices at which shares of NYCB common stock would trade at any time. Credit Suisse’s opinion does not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to NYCB, nor does it address the underlying business decision of NYCB to proceed with the merger.

In preparing its opinion to the NYCB board of directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters as they existed on, and could be evaluated as of, the date of its opinion, many of which are beyond the control of NYCB. No company, transaction or business used in Credit Suisse’s analyses is identical to Astoria, NYCB or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the implied per share reference ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable by NYCB in the proposed merger, which merger consideration was determined through negotiations between NYCB and Astoria, and the decision to enter into the merger agreement was solely that of the NYCB board of directors. Credit Suisse’s advice and financial analyses were only one of many factors considered by the NYCB board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the NYCB board of directors or the management of NYCB with respect to the merger or the merger consideration. Under the terms of its engagement by NYCB, neither Credit Suisse’s opinion nor any other advice or services rendered by it in connection with the proposed merger or otherwise, should be construed as creating, and Credit Suisse should not be deemed to have, any fiduciary duty to the NYCB board of directors, NYCB, Astoria, any security holder or creditor of NYCB or Astoria or any other person, regardless of any prior or ongoing advice or relationship.

Summary of the Financial Analyses of Credit Suisse

The following is a summary of the material financial analyses performed by Credit Suisse in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses.

For purposes of the financial analyses summarized below, the term “Implied Total Consideration” refers to $19.66 per share of Astoria common stock, calculated based on the total consideration mix provided for in the merger agreement, which consists of (i) $0.50 in cash per share of Astoria common stock and (ii) the implied value of the stock consideration based on the exchange ratio and the closing share price of NYCB common stock of $19.16 on October 28, 2015 (the last trading day prior to October 29, 2015).

Selected Companies Analyses

Credit Suisse performed separate selected companies analyses of NYCB and Astoria.

Astoria. In performing a selected public companies analysis of Astoria, Credit Suisse reviewed financial and stock market information of Astoria and the following eleven selected publicly traded companies which Credit Suisse, in its professional judgment, considered generally relevant for comparative purposes (which we refer to, collectively, as the “Astoria selected companies”):

Company	2016E P/E	2017E P/E	P/TBV	Core Deposit Premium
BankUnited, Inc.	16.0	13.3	1.77	14.1
Dime Community Bankshares, Inc.	14.4	13.7	1.55	9.3
First Niagara Financial Group, Inc.	14.5	12.8	1.34	2.9
Flushing Financial Corporation	13.6	12.6	1.31	4.3
Investors Bancorp, Inc.	21.8	19.5	1.33	9.6
New York Community Bancorp, Inc.	17.7	16.8	2.46	19.3
People’s United Financial, Inc.	17.5	15.9	1.94	9.4
Provident Financial Services, Inc.	14.1	13.1	1.82	11.2
Valley National Bancorp	14.9	13.0	1.84	8.4
Washington Federal, Inc.	14.7	13.8	1.39	7.9
Webster Financial Corporation	15.3	13.6	1.99	10.2
Median	14.9	13.6	1.77	9.4
Mean	15.9	14.4	1.70	9.7

Note: Market data as of 10/27/15 and financial data as of the most-recent quarter available, other than for First Niagara Financial Group, Inc. (“FNFG”), where such market data was based on the unaffected price for FNFG shares as of market close on 9/22/15 (prior to a Bloomberg article published after market close on such date indicating the exploration of a potential sale of FNFG).

Credit Suisse reviewed, among other things, per share stock prices as multiples of calendar years 2016 and 2017 estimated earnings per share as contained in the Forecasts (which we refer to as “EPS”); stock price as a multiple of per share tangible book value (which, for purposes of this section “—Opinion of Credit Suisse Securities (USA) LLC”, we refer to as “P/TBV”); and the tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) (which, for purposes of this section “—Opinion of Credit Suisse Securities (USA) LLC”, we refer to as the “Core Deposit Premium”).

The EPS multiples for the Astoria selected companies for calendar years 2016 and 2017 had a mean of 15.9x and a median of 14.9x, and a mean of 14.4x and a median of 13.6x, respectively. The EPS multiples for the Astoria selected companies for calendar years 2016 and 2017 had a high of 21.8x and a low of 13.6x, and a high of 19.5x and a low of 12.6x, respectively. Credit Suisse observed that the calendar year 2016 and the calendar year 2017 EPS multiples for Astoria were 28.3x and 26.4x, respectively.

Credit Suisse also observed that, on an unaffected basis (based on publicly available research analysts’ estimates, public filings and other publicly available information as of July 20, 2015, before Basswood Capital Management LLC publicly disclosed a 9.2% ownership stake on August 3, 2015), the calendar year 2016 and the calendar year 2017 EPS multiples for Astoria were 22.6x and 21.1x, respectively. Credit Suisse then applied selected ranges of EPS multiples of 14.0x to 17.0x and 13.0x to 16.0x for calendar year 2016 and calendar year 2017, respectively, derived by Credit Suisse from the Astoria selected companies to corresponding data of Astoria.

The P/TBV multiples and Core Deposit Premium percentages for the Astoria selected companies had a mean of 1.70x and a median of 1.77x, and a mean of 9.7% and a median of 9.4%, respectively. The P/TBV multiples and Core Deposit Premium percentages for the Astoria selected companies had a high of 2.46x and a low of 1.31x, and a high of 19.3% and a low of 2.9%, respectively. Credit Suisse observed that the P/TBV multiple and the Core Deposit Premium percentage for Astoria were 1.35x and 5.2%, respectively, and, on an unaffected basis, were 1.09x and 1.1%, respectively. Credit Suisse then applied selected ranges of P/TBV multiples of 1.10x to 1.75x and Core Deposit Premium percentages of 1.0% to 9.5%, derived by Credit Suisse from the Astoria selected companies to corresponding P/TBV and Core Deposit Premium data of Astoria.

Financial data of the Astoria selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Astoria was also based on the Forecasts.

The foregoing analyses of the Astoria selected companies indicated the following approximate implied per share value reference ranges for Astoria common stock relative to the Implied Total Consideration:

2016 and 2017 EPS	P/TBV and Core Deposit Premium
$8.65-10.64	$13.89-22.80

NYCB. In performing a selected public companies analysis of NYCB, Credit Suisse reviewed financial and stock market information of NYCB and the following seventeen selected publicly traded companies, which Credit Suisse in its professional judgment considered generally relevant for comparative purposes (which we refer to, collectively, as the “NYCB selected companies”):

Company	2016E P/E	2017E P/E	P/ TBV	Core Deposit Premium
BankUnited, Inc.	16.0	13.3	1.77	14.1
BB&T Corporation	11.7	10.3	1.87	11.0
Citizens Financial Group, Inc.	12.4	10.3	1.00	(0.1)
Comerica Incorporated	13.4	11.4	1.07	1.7
Fifth Third Bancorp	10.9	9.4	1.24	2.9
First Republic Bank	17.7	15.1	2.19	13.4
Huntington Bancshares Incorporated	12.1	10.9	1.59	6.3
Investors Bancorp, Inc.	21.8	19.5	1.33	9.6
KeyCorp	11.0	9.7	1.19	2.6
M&T Bank Corporation	14.4	12.5	2.01	11.6
People’s United Financial, Inc.	17.5	15.9	1.94	9.4
Provident Financial Services, Inc.	14.1	13.1	1.82	11.2
Regions Financial Corporation	10.9	9.6	1.11	1.0	(1)
SunTrust Banks, Inc.	11.6	10.7	1.37	4.0	(1)
Valley National Bancorp	14.9	13.0	1.84	8.4
Webster Financial Corporation	15.3	13.6	1.99	10.2
Zions Bancorporation	14.3	12.1	1.02	0.6
Median	14.1	12.1	1.59	8.4
Mean	14.1	12.4	1.55	6.9

(1)	Based on Q2 2015 tangible common equity and core deposits

Credit Suisse reviewed, among other things, 2016 and 2017 EPS; P/TBV; and the Core Deposit Premium. The EPS multiples for the NYCB selected companies for calendar years 2016 and 2017 had a mean of 14.1x and a median of 14.1x, and a mean of 12.4x and a median of 12.1x, respectively. The EPS multiples for the NYCB selected companies for calendar years 2016 and 2017 had a high of 21.8x and a low of 10.9x, and a high of 19.5x and a low of 9.4x, respectively. Credit Suisse observed that the calendar year 2016 and the calendar year 2017 EPS multiples for NYCB were 17.7x and 16.8x, respectively. Credit Suisse then applied selected ranges of EPS multiples of 15.0x to 18.0x and 14.0x to 17.0x for calendar year 2016 and calendar year 2017, respectively, derived by Credit Suisse from the NYCB selected companies to corresponding data of NYCB.

The P/TBV multiples and Core Deposit Premium percentages for the NYCB selected companies had a mean of 1.55x and a median of 1.59x, and a mean of 6.9% and a median of 8.4%, respectively. The P/TBV multiples and Core Deposit Premium percentages for the NYCB selected companies had a high of 2.19x and a low of 1.00x, and a high of 14.1% and a low of (0.1)%, respectively. Credit Suisse observed that the P/TBV multiple and Core Deposit Premium percentage for NYCB were 2.46x and 19.3%, respectively. Credit Suisse then applied selected ranges of P/TBV multiples of 1.90x to 2.50x and Core Deposit Premium percentages of 10.0% to 20.0%, derived by Credit Suisse from the NYCB selected companies to corresponding P/TBV and Core Deposit Premium data of NYCB.

Financial data of the NYCB selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of NYCB was based on the Forecasts.

The foregoing analyses of the NYCB selected companies indicated the following approximate implied per share value reference ranges for NYCB Common Stock:

2016 and 2017 EPS	P/TBV and Core Deposit Premium
$15.40-18.90	$13.39-19.17

Selected Transactions Analysis

Credit Suisse reviewed and considered publicly available financial information of the following thirteen transactions since January 1, 2010, involving U.S. bank holding companies with “brick and mortar” bank franchises with equity values between $1 billion to $10 billion that Credit Suisse deemed relevant (which, for purposes of this section “—Opinion of Credit Suisse Securities (USA) LLC”, we refer to, collectively, as the “selected transactions”). Transactions that, in Credit Suisse’s view, involved distressed targets, noted below with an asterisk, were excluded from the aggregated financial data. The selected transactions were:

Acquiror	Target	Date Announced	P/TBV	P/LTM EPS		P/NTM EPS		Core Deposit Premium%
BB&T Corporation	National Penn Bancshares, Inc.	August 17, 2015	2.20	17.8		16.3		15.2
Royal Bank of Canada	City National Corporation	January 22, 2015	2.64	22.8		20.8		12.5
BB&T Corporation	Susquehanna Bancshares, Inc.	November 12, 2014	1.69	16.3		16.8		9.0
CIT Group Inc.	IMB HoldCo LLC	July 22, 2014	1.14	15.4		NA		3.6
Umpqua Holdings Corporation	Sterling Financial Corporation	September 11, 2013	1.65	18.8		19.3		13.1
PacWest Bancorp	CapitalSource Inc.	July 22, 2013	1.66	17.9		18.2		31.1
M&T Bank Corporation	Hudson City Bancorp, Inc.	August 27, 2012	0.85	NM		13.0		(3.7)
Mitsubishi UFJ Financial Group, Inc.	Pacific Capital Bancorp	March 12, 2012	1.64	36.3	^	36.3	^	15.3
PNC Financial Services Group, Inc.	RBC Bank (USA)*	June 20, 2011	0.97	NM		NA		(0.5)
Comerica Incorporated	Sterling Bancshares, Inc.	January 18, 2011	2.32	NM		62.5	^	16.0
Hancock Holding Company	Whitney Holding Corporation	December 22, 2010	1.64	NM		55.3	^	7.5
Bank of Montreal	Marshall & Ilsley Corporation*	December 17, 2010	0.70	NM		NM		(4.7)
First Niagara Financial Group, Inc.	NewAlliance Bancshares, Inc.	August 19, 2010	1.63	23.9		20.1		10.7
Mean			1.73	19.0		17.8		11.8
Median			1.65	17.9		18.2		12.5

^	P/LTM EPS and P/NTM EPS average and median multiples exclude multiples ≥30.0x.
*	Companies were excluded from calculation of mean and median because they were considered to be distressed assets.

The P/TBV multiples for the selected transactions had a mean of 1.73x and a median of 1.65x. The P/TBV multiples for the selected transactions had a high of 2.64x and low of 0.85x. Credit Suisse then applied selected ranges of P/TBV multiples of 1.25x to 1.75x, derived by Credit Suisse from the selected companies to the tangible book value data of Astoria.

The last twelve months (which, for purposes of this section “—Opinion of Credit Suisse Securities (USA) LLC”, we refer to as “LTM”), and next twelve months (which we refer to as “NTM”), earnings per share multiples for the selected transactions (excluding, in each case, multiples that were greater than 30.0x), had a mean of 19.0x and a median of 17.9x, and a mean of 17.8x and a median of 18.2x, respectively. The LTM and NTM earnings per share multiples for the selected transactions (excluding, in each case, multiples that were greater than 30.0x) had a high of 23.9x and a low of 15.4x, and a high of 20.8x and a low of 13.0x, respectively. Credit Suisse then applied selected ranges of LTM earnings per share multiples of 17.0x to 21.0x, and NTM earnings per share multiples of 16.0x to 20.0x, in each case derived by Credit Suisse from the companies in the selected transactions to LTM and NTM earnings per share data of Astoria.

The Core Deposit Premium percentages for the selected transactions had a mean of 11.8% and a median of 12.5%. The Core Deposit Premium percentages for the selected transactions had a high of 31.1% and a low of (3.7%). Credit Suisse then applied selected Core Deposit Premium percentages of 5.0% to 12.5%, derived by Credit Suisse from the companies in the selected transactions to the Core Deposit Premium data of Astoria.

Financial data of the selected transactions were based on public filings and other publicly available information.

The foregoing analyses of the selected transactions indicated an approximate implied per share value reference range of $10.03 to $23.83 per share for Astoria common stock relative to the Implied Total Consideration.

Dividend Discount Analyses

Credit Suisse performed dividend discount analyses for each of NYCB and Astoria.

NYCB. In performing a dividend discount analysis of NYCB, Credit Suisse calculated the estimated present value of distributable cash flow that NYCB was forecasted to generate during calendar years ending December 31, 2016 through December 31, 2021 based on the Forecasts. Credit Suisse then calculated terminal value ranges for NYCB by applying a range of terminal value multiples of 15.0x to 18.0x to NYCB’s calendar year ending December 31, 2022 adjusted net income based on the Forecasts. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 7.5% to 8.5%. The resulting analysis indicated an approximate implied per share value reference range for NYCB common stock of $16.35 to $20.17.

Astoria. In performing a dividend discount analysis of Astoria, Credit Suisse calculated the estimated present value of distributable cash flow that Astoria was forecasted to generate during calendar years ending December 31, 2016 through December 31, 2021 based on the Forecasts. Credit Suisse then calculated terminal value ranges for Astoria by applying a range of terminal value multiples of 14.0x to 17.0x to Astoria’s calendar year ending December 31, 2022 adjusted net income based on the Forecasts. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 7.0% to 8.5%. The resulting analysis indicated an approximate implied per share value reference range for Astoria of $11.40 to $14.50 (excluding the impact of the Synergies) and $21.66 to $27.50 (including the impact of the Synergies), in each case relative to the Implied Total Consideration.

Implied Exchange Ratio Analysis

Credit Suisse also performed an implied exchange ratio analysis by deducting the cash consideration of $0.50 per share of Astoria common stock from the implied reference ranges indicated by its financial analyses for Astoria and dividing the result by the implied reference ranges indicated by its financial analyses for NYCB. To determine the low ends of the implied exchange ratio reference ranges, the low ends of the implied reference ranges indicated by the selected companies analysis, the dividend discount analysis (including and excluding the impact of the Synergies) and the selected transactions analysis for Astoria (after reduction by the amount of the cash consideration) were divided, respectively, by the high ends of the implied reference ranges indicated by the selected companies analysis, the discounted cash flow analysis and the selected companies analysis for NYCB. To determine the high ends of the implied exchange ratio reference ranges, the high ends of the implied reference ranges indicated by the selected companies analysis, the dividend discount analysis (including and excluding the impact of the Synergies) and the selected transactions analysis for Astoria (after reduction by the amount of the cash consideration) were divided, respectively, by the low ends of the implied reference ranges indicated by the selected companies analysis, the discounted cash flow analysis and the selected companies analysis for NYCB.

The foregoing analyses indicated implied exchange ratio reference ranges of 0.698x to 1.665x, based on the selected companies analyses of P/TBV and Core Deposit Premium of Astoria and NYCB; 0.431x to 0.658x, based on the selected companies analyses of 2016 and 2017 EPS of Astoria and NYCB; 0.540x to 0.856x, based on the dividend discount analyses of Astoria and NYCB (excluding Synergies); 1.049x to 1.651x, based on the dividend discount analyses of Astoria and NYCB (including Synergies); and 0.497x to 1.742x, based on the selected transactions analysis for Astoria and the selected companies analysis for NYCB, as compared to the stock consideration.

Financial data of Astoria and NYCB were based on the Forecasts.

Other Factors

Credit Suisse also noted certain additional factors that were not considered in its financial analysis with respect to its opinion but that were referenced for informational purposes.

Credit Suisse reviewed the 52-week trading range for Astoria of $12.09 to $14.08 and the 52-week volume-weighted average share price of Astoria of $12.97. Credit Suisse also reviewed the research analyst price target ranges that were available to Credit Suisse for the share prices of Astoria of $14.00 to $17.50 (as of October 27, 2015) and the research analyst price target ranges as of unaffected share prices of Astoria of $13.50 to $16.00 (as of July 20, 2015, before Basswood Capital Management LLC publicly disclosed a 9.2% ownership stake).

Financial Advisor Disclosure

NYCB retained Credit Suisse as its financial advisor in connection with the proposed merger. NYCB selected Credit Suisse based on Credit Suisse’s experience and reputation and Credit Suisse’s knowledge of NYCB and its industry. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse’s role in the merger was to be an additional financial advisor to the board of directors of NYCB and to render a written opinion to the board of directors of NYCB with respect to the fairness, from a financial point of view, to NYCB of the merger consideration. Given the significance of the merger to NYCB, the board of directors wanted an additional opinion from another financial advisor. Credit Suisse will receive a transaction fee of $5 million for its services as financial advisor to NYCB in connection with the merger, $1 million of which became payable to Credit Suisse upon the rendering of its opinion to the NYCB board of directors and the balance of which is contingent upon completion of the merger. NYCB may, in its sole discretion, pay to Credit Suisse an additional incentive amount upon completion of the merger reflecting NYCB’s assessment of Credit Suisse’s role in connection with the transaction, the amount of which would be determined by NYCB in its sole discretion and which amount would not be subject to any cap or measured as a percentage of the total merger consideration (there being no understanding as to what specific factors, if any, that NYCB would take into account in exercising its discretion). Credit Suisse has been informed by NYCB that it does not currently expect to pay such additional incentive amount to Credit Suisse. NYCB has agreed to reimburse certain of Credit Suisse’s expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

During the two year period ended October 28, 2015, Credit Suisse did not receive any compensation from either NYCB or Astoria for investment banking services provided to either of them. NYCB engaged Credit Suisse on October 25, 2015 to act as a financial advisor in connection with a possible transaction with Astoria. Credit Suisse and its affiliates have provided investment banking and other financial services, and in the future may provide, investment banking and other financial services to Astoria, NYCB and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation including, since January 2013, having acted as an underwriter in the Astoria’s offering of preferred securities in March 2013. In particular, Credit Suisse acted as a bookrunner for an issuance of common stock by NYCB subsequent to the announcement of the merger. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the merger and equity, debt and other securities and financial instruments (including bank loans and other obligations) of Astoria, NYCB and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Astoria’s Reasons for the Merger; Recommendation of Astoria’s Board of Directors

After careful consideration, the Astoria board of directors, at a meeting held on October 28, 2015, determined that merger with NYCB is in the best interests of Astoria and its common stockholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and recommends that Astoria’s common stockholders vote “FOR” the adoption of the Astoria merger proposal. In reaching its decision to approve and recommend the adoption of the merger agreement, the Astoria board of directors consulted with Astoria’s management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of Astoria’s, NYCB’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects;

•	the soundness of NYCB’s financial condition and asset quality;

•	the complementary nature of NYCB’s business and operations, including NYCB’s longstanding presence in the New York banking market and ties to the same communities that Astoria serves, that would result in a combined company with a more diversified balance sheet and asset mix as well as a superior deposit mix and attractive cost of funding;

•	the complementary nature of the cultures and product mix of the two companies, including with respect to strategic focus, target markets and client service;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	NYCB’s successful track record in executing mergers and the likelihood of completion in a timely manner;

•	the anticipated pro forma impact of the merger on the combined company, including the expected 20% pro forma earnings accretion in 2017 and 6% tangible book value accretion upon closing of the merger;

•	the anticipated continued participation of certain of Astoria’s directors, officers and employees in the combined company, which enhances the likelihood that the strategic benefits that Astoria expects to achieve as a result of the merger will be realized and that the benefits and talents that Astoria brings to the combined institution will be appropriately valued and effectively utilized;

•	its understanding of the current and prospective environment in which Astoria and NYCB operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Astoria both with and without the proposed transaction;

•	its consideration that the transaction with NYCB was more favorable to the Astoria stockholders than the potential value that might result from other alternatives reasonably available to Astoria, including, but not limited to:

•	the Astoria board of directors negotiations and exploration of a possible combination with Party A, Party C and Party D,

•	the fact that, in a consolidating industry, institutions with an interest in merging with another institution typically make that interest known,

•	the fact that, in the current regulatory environment, many institutions may not be able to obtain regulatory approval for a strategic transaction with Astoria,

•	the attractiveness and strategic fit of NYCB as a potential merger partner given its multi-family wholesale mortgage lending, its knowledge of the New York banking market and its history of integrating previous acquisitions, and

•	the likelihood of an alternative transaction emerging;

•	its review and discussions with Astoria’s management concerning the due diligence examination of the business of NYCB and Party A;

•	the potential positive impact of the balance sheet repositioning on the future prospects of the combined company upon completion of the transaction;

•	management’s expectation that the combined company will have a strong capital position upon completion of the transaction;

•	the Astoria board of directors’ belief that the transaction is likely to provide substantial value to Astoria’s stockholders, including the combined company’s strong market presence in New York, a more diversified loan portfolio and attractive funding base and the expected superior pro forma earnings impact to Astoria’s earning prospects on a stand-alone basis;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to Astoria’s stockholders;

•	the written opinion of Sandler O’Neill, dated as of October 28, 2015, delivered to the Astoria board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Astoria common stock;

•	the fact that the exchange ratio is fixed, which the Astoria board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

The board of directors of Astoria also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Astoria’s business, operations and workforce with those of NYCB;

•	the transaction-related restructuring charges and other merger-related costs;

•	the risk that the market would react negatively to NYCB’s concurrent announcement of its balance sheet repositioning, including the reduction of NYCB’s dividend, and the follow-on offering;

•	the nature and amount of payments to be received by Astoria’s management in connection with the merger;

•	the potential risk of diverting management attention and resources from the operation of Astoria’s business and towards the completion of the merger; and

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the Astoria board of directors is not intended to be exhaustive, but includes the material factors considered by the Astoria board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Astoria board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Astoria board of directors considered all these factors as a whole, including discussions with, and questioning of, Astoria’s management and Astoria’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Opinion of Sandler O’Neill & Partners, L.P.

By letter dated October 6, 2015, Astoria retained Sandler O’Neill to act as financial advisor to the Astoria board of directors in connection with Astoria’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. The Astoria board of directors also considered the fact that Sandler O’Neill is familiar with Astoria and its business as Sandler O’Neill has provided investment banking services to Astoria in the past.

Sandler O’Neill acted as financial advisor in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 28, 2015 meeting at which Astoria’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the Astoria board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the merger consideration was fair to the holders of Astoria common stock from a financial point of view.

The full text of Sandler O’Neill’s opinion is attached as Annex D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Astoria common stockholders are urged to read the entire opinion carefully in connection with their consideration of the Astoria merger proposal.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Astoria’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the merger consideration to Astoria common stockholders. Sandler O’Neill’s opinion does not constitute a recommendation to any Astoria common stockholder as to how such Astoria common stockholder should vote at any meeting of stockholders called to consider and vote upon the Astoria merger proposal. It does not address the underlying business decision of Astoria to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Astoria or the effect of any other transaction in which Astoria might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Astoria’s officers, directors, or employees, or class of such persons, relative to the merger consideration to be received by Astoria common stockholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated October 28, 2015;

•	certain publicly available financial statements and other historical financial information of Astoria that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of NYCB that Sandler O’Neill deemed relevant;

•	publicly available mean and median analyst earnings per share estimates for Astoria for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of Astoria;

•	publicly available mean and median analyst earnings per share estimates for NYCB for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of NYCB;

•	the pro forma financial impact of the merger on NYCB based on assumptions related to transaction expenses, purchase accounting adjustments, and an estimated dividend payout ratio as well as certain cost savings, as provided by senior management of NYCB;

•	the pro forma financial impact of the merger on NYCB based on assumptions related to the repositioning of certain of NYCB’s outstanding liabilities and the offer and sale of NYCB common stock following the announcement of the merger (the “Repositioning”) as provided by NYCB;

•	the publicly reported historical price and trading activity for Astoria’s and NYCB’s common stock, including a comparison of certain financial and stock market information for Astoria’s and NYCB’s common stock and similar publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information of Astoria and NYCB with similar bank and thrift institutions for which information is publicly available;

•	the financial terms of certain other recent merger and acquisition transactions in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

Sandler O’Neill also discussed with certain members of Astoria’s senior management the business, financial condition, results of operations and prospects of Astoria and held similar discussions with the senior management of NYCB regarding the business, financial condition, results of operations and prospects of NYCB.

In conducting its review and arriving at its opinion, Sandler O’Neill relied upon and assumed the accuracy and completeness of all of the financial and other information provided to Sandler O’Neill or that was publicly available and Sandler O’Neill did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. Sandler O’Neill further relied upon NYCB senior management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger, including with respect to the Repositioning, on NYCB (and the assumptions and bases therefor, including without limitation, cost savings, related expenses and, as provided by senior management of NYCB and referred to above). Sandler O’Neill further relied on the assurance of senior management of NYCB that such estimates reflected the best currently available estimates of such management and that such estimates would be realized in the amounts and in the time periods estimated by such management.

Sandler O’Neill also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Astoria or NYCB since the date of the last financial statements of each such entity that were made available to, or reviewed by, Sandler O’Neill. Sandler O’Neill is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and Sandler O’Neill assumed, without independent verification and with Astoria’s consent, that the aggregate allowances for loan and lease losses for Astoria and NYCB were adequate to cover such losses. In rendering its opinion, Sandler O’Neill did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Astoria or NYCB, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did Sandler O’Neill examine any individual loan or credit files, nor did Sandler O’Neill evaluate the solvency, financial capability or fair value of Astoria or NYCB under any state or federal laws, including those relating to bankruptcy, insolvency or other matters.

Sandler O’Neill assumed that, in all respects material to its analyses, (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement, (ii) that all of the representations and warranties contained in the merger agreement were true and correct in all material respects, that each of the parties to the merger agreement would perform in all material respects all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement were not waived, (iii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Astoria, NYCB or the merger in any respect that would be material to its analyses, (iv) the merger and any related transactions will be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (v) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In preparing its analyses, Sandler O’Neill used publicly available mean and median analyst earnings per share estimates for Astoria for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of the Astoria. In addition, Sandler O’Neill used publicly available mean and median analyst earnings per share estimates for NYCB for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of NYCB. Sandler O’Neill also received and used in its analyses certain assumptions related to transaction expenses, purchase accounting adjustments, an estimated dividend payout ratio, certain cost savings as well as the Repositioning, as provided by the senior management of NYCB. With respect to those estimates, the senior management of Astoria and NYCB confirmed to Sandler O’Neill that they reflected the best currently available estimates of the senior managements of Astoria and NYCB, respectively, and Sandler O’Neill assumed that such estimates would be achieved. Sandler O’Neill expressed no opinion as to any such estimates or the assumptions on which they were based. Sandler O’Neill assumed in all respects material to its analysis that Astoria and NYCB would remain as going concerns for all periods relevant to its analyses.

Sandler O’Neill’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to Sandler O’Neill through such date. Developments subsequent to the date of Sandler O’Neill’s opinion may have affected, and may affect, the conclusion reached in Sandler O’Neill’s opinion and Sandler O’Neill has not undertaken to update, revise or reaffirm its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the actual value of NYCB common stock to be issued in the merger when it is received by Astoria shareholders or the prices, trading range or volume at which Astoria common stock or NYCB common stock will trade following the public announcement of the merger or the prices, trading range or volume at which NYCB common stock would trade following consummation of the merger. Sandler O’Neill did not express any opinion as to any of the legal, regulatory, accounting or tax matters relating to the merger or any other transactions contemplated in connection therewith, including whether or not the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In performing its analyses, Sandler O’Neill made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Sandler O’Neill, Astoria and NYCB. Any estimates contained in the analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the values of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, Sandler O’Neill’s opinion was among several factors taken into consideration by the Astoria board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Astoria board of directors with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Astoria and NYCB and the decision to enter into the merger agreement was solely that of the Astoria board of directors.

The following is a summary of the material financial analyses presented by Sandler O’Neill to the Astoria board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Sandler O’Neill to the Astoria board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Sandler O’Neill believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Sandler O’Neill reviewed the financial terms of the proposed merger. As described in the merger agreement, upon the effective time of the merger, each share of Astoria common stock issued and outstanding immediately prior to the effective time, other than certain shares described in the merger agreement, will be converted into the right to receive (i) one share of NYCB common stock and (ii) $0.50 in cash. Using NYCB’s October 27, 2015 closing stock price of $18.79, and based upon the following, (a) 100,786,186 shares of Astoria common stock outstanding, (b) all 12,000 shares of Astoria common stock reserved for issuance upon the exercise of outstanding Astoria stock options (which have a weighted average exercise price of $29.76 per share) will be cancelled with no consideration, and (c) 2,205,597 outstanding Astoria restricted shares, which will vest according to their terms, Sandler O’Neill calculated an implied transaction value per share of $19.29 and aggregate implied transaction value of $1,986,711,000.

Sandler O’Neill calculated the following implied transaction metrics :

Transaction Price / Last Twelve Months Earnings Per Share:	23.0	x
Transaction Price / September 30, 2015 Book Value Per Share:	128%
Transaction Price / September 30, 2015 Tangible Book Value Per Share:	146%
Transaction Price / 2015 Analyst Estimated Earnings Per Share:	29.2	x
Transaction Price / 2016 Analyst Estimated Earnings Per Share:	31.1	x
Tangible Book Premium / Core Deposits[1]:	7.8%
Market Premium as of August 03, 2015 [2] :	25.7%
Market Premium as of October 27, 2015:	10.0%

[1]	Core deposits equal to total deposits less jumbo CDs.
[2]	The date of Basswood Capital Management, LLC 13D filing

Stock Trading History

Sandler O’Neill reviewed the historical publicly reported trading prices of Astoria and NYCB common stock for three year period ended October 27, 2015. Sandler O’Neill then compared the relationship between the movements in the price of Astoria and NYCB common stock, respectively, to movements in their respective comparable groups (as described on pages 87 and 88) as well as certain stock indices.

Astoria’s Three-Year Stock Performance

	Beginning Value October 27, 2012	Ending Value October 27, 2015
Astoria	100%	176.5%
Astoria Peer Group (as defined below)	100%	148.5%
NASDAQ Bank Index	100%	152.8%
S&P 500 Index	100%	146.3%

NYCB’s Three-Year Stock Performance

	Beginning Value October 27, 2012	Ending Value October 27, 2015
NYCB	100%	135.8%
NYCB Peer Group (as defined below)	100%	159.0%
NASDAQ Bank Index	100%	152.8%
S&P 500 Index	100%	146.3%

Astoria Comparable Company Analysis

Using publicly available information, Sandler O’Neill compared selected financial information for Astoria with a group of financial institutions selected by Sandler O’Neill. The Astoria peer group consisted of public bank and thrift holding companies whose securities were listed on major exchanges and which had total assets between $12.0 billion and $20.0 billion, excluding Puerto Rican headquartered banks and announced merger targets (the “Astoria Peer Group”).

The Astoria Peer Group included:

IBERIABANK Corporation.	Bank of Hawaii Corporation
Valley National Bancorp	MB Financial, Inc.
Texas Capital Bancshares, Inc.	Washington Federal, Inc.
UMB Financial Corporation	Western Alliance Bancorporation
Fulton Financial Corporation	BancorpSouth, Inc.
PrivateBancorp, Inc.	Cathay General Bancorp
F.N.B. Corporation	Flagstar Bancorp, Inc.
PacWest Bancorp	Hilltop Holdings Inc.
United Bankshares, Inc.	Trustmark Corporation
International Bancshares Corporation

The analysis compared publicly available financial information for Astoria with the corresponding data for the Astoria Peer Group as of or for the twelve months ended September 30, 2015 (unless otherwise indicated), with pricing data as of October 27, 2015. The table below sets forth the data for Astoria and the median, mean, high and low data for the Astoria Peer Group. Certain financial data prepared by Sandler O’Neill, as referenced in the tables presented below, may not correspond to the data presented in Astoria’s historical financial statements, as a result of the different periods, assumptions and methods used by Sander O’Neill to compute the financial data presented.

Sandler O’Neill’s analysis showed the following concerning the financial performance and financial condition of Astoria and the Astoria Peer Group:

	Astoria (2)		Peer Group Median		Peer Group Mean		Peer Group High		Peer Group Low
Total assets (in millions)	$15,099		$14,950		$15,343		$19,534		$12,074
Tangible common equity/Tangible assets	8.93%		8.85%		9.23%		12.21%		6.85%
Leverage ratio	10.06%		10.35%		10.24%		12.64%		7.18%
Total risk-based capital ratio	18.63%		13.50%		14.86%		21.64%		11.39%
LTM Return on average assets	0.60%		1.06%		1.11%		1.95%		0.63%
LTM Return on average equity	5.82%		8.21%		9.17%		14.81%		6.42%
LTM Net interest margin	2.31%		3.41%		3.52%		5.80%		2.54%
LTM Efficiency ratio	72.1%		57.9%		60.2%		83.5%		38.2%
Loan loss reserves/Gross loans	0.92%		1.09%		1.12%		2.34%		0.60%
Non-performing assets (1)/Total assets	1.64%		0.95%		1.01%		3.04%		0.27%
Price/Tangible book value	133%		174%		187%		297%		104%
Price/LTM Earnings per share	20.9	x	16.2	x	16.3	x	20.7	x	10.0	x
Price/2015 Earnings per share³	26.6	x	15.9	x	16.2	x	19.7	x	13.0	x
Price/2016 Earnings per share³	28.3	x	14.9	x	14.8	x	18.8	x	11.0	x
Current Dividend Yield	0.9%		2.1%		2.1%		4.4%		0.0%
Market value (in millions)	$1,767		$2,353		$2,543		$5,452		$1,290

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
(2)	September 30, 2015 financials per Astoria management except LTM profitability metrics, current dividend yield, LTM dividend payout ratio and NPAs/Assets are as of June 30, 2015

Note: Financial data as of June 30, 2015 for Valley National Bancorp, Hilltop Holdings Inc., United Bankshares, Inc. and International Bancshares Corporation and as of September 30, 2015 for all others

No company in the Astoria Peer Group is identical to Astoria. Accordingly, an analysis of the results of Sandler O’Neill’s analyses is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

NYCB Comparable Company Analysis

Using publicly available information, Sandler O’Neill compared selected financial information for NYCB with a group of financial institutions selected by Sandler O’Neill. The NYCB peer group consisted of banks and bank and thrift holding companies whose securities were listed on a major stock exchange that which had total assets between $30.0 billion and $80.0 billion, excluding Puerto Rican banks and announced merger targets (the “NYCB Peer Group”).

The NYCB Peer Group included:

Comerica Incorporated	First Niagara Financial Group, Inc.
Huntington Bancshares Incorporated	People’s United Financial, Inc.
Zions Bancorporation	Signature Bank
First Republic Bank.	East West Bancorp, Inc.
SVB Financial Group	BOK Financial Corporation

The analysis compared publicly available financial information for NYCB with corresponding data for the NYCB Peer Group as of or for the twelve months ended September 30, 2015 (unless otherwise indicated), with pricing data as of October 27, 2015. The table below sets forth the data for NYCB and the median, mean, high and low data for the NYCB Peer Group. Certain financial data prepared by Sandler O’Neill, as referenced in the tables presented below, may not correspond to the data presented in NYCB’s historical financial statements, as a result of the different periods, assumptions and methods used by Sander O’Neill to compute the financial data presented. Sandler O’Neill’s analysis showed the following concerning the financial performance and financial condition of Astoria and the selected companies:

	NYCB		Peer Group Median		Peer Group Mean		Peer Group High		Peer Group Low
Total assets (in millions)	$49,045		$40,572		$46,740		$71,012		$30,726
Tangible common equity/Tangible assets	7.27%		8.12%		8.35%		9.92%		6.32%
Leverage ratio	7.80%		8.90%		9.10%		11.63%		7.66%
Total risk-based capital ratio	13.89%		12.81%		13.28%		16.48%		11.80%
LTM Return on average assets	1.00%		0.99%		0.92%		1.31%		0.50%
LTM Return on average equity	8.42%		9.39%		9.07%		13.48%		3.84%
LTM Net interest margin	2.61%		3.11%		3.00%		3.48%		2.57%
LTM Efficiency ratio	44.2%		63.7%		59.1%		72.5%		34.3%
Loan loss reserves/Gross loans	0.50%		1.16%		1.08%		1.48%		0.59%
Non-performing assets (1)/Total assets	0.17%		0.50%		0.68%		1.91%		0.12%
Price/Tangible book value	247%		174%		176%		265%		102%
Price/LTM Earnings per share	16.9	x	18.6	x	18.3	x	25.5	x	13.8	x
Price/2015 Earnings per share³	17.6	x	18.1	x	17.6	x	23.3	x	13.4	x
Price/2016 Earnings per share³	17.7	x	15.5	x	15.4	x	17.8	x	12.1	x
Current Dividend Yield	5.3%		2.0%		1.8%		4.1%		0.0%
LTM Dividend Ratio	90.1%		28.6%		29.9%		78.5%		0.0%
Market value (in millions)	$8,349		$5,984		$6,387		$9,188		$3,725

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases and real estate owned
(2)	Financial data as of September 30, 2015 for BOK Financial Corporation and as of June 30, 2015 for all others

No company in the NYCB Peer Group is identical to NYCB. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis

Sandler O’Neill reviewed publicly available information for recent merger and acquisition transactions on a national basis. The group consisted of bank and thrift transactions announced between January 1, 2013 and October 27, 2015 with transaction values greater than $450 million (the “Precedent Transactions Group”). The Precedent Transactions Group included the following transactions:

Acquiror:	Target:
Bank of the Ozarks, Inc.	Community & Southern Holdings, Inc.
BB&T Corp.	National Penn Bancshares, Inc.
F.N.B. Corporation	Metro Bancorp, Inc.
PacWest Bancorp	Square 1 Financial, Inc.
Royal Bank of Canada	City National Corp.
BB&T Corp.	Susquehanna Bancshares, Inc.

Acquiror:	Target:
Sterling Bancorp	Hudson Valley Holding Corp.
Banner Corp.	Starbucks Bancshares Inc.
CIT Group Inc.	IMB HoldCo LLC
First Citizens BancShares Inc.	First Citizens Bancorp
Umpqua Holdings Corp.	Sterling Financial Corp
PacWest Bancorp	CapitalSource Inc.
MB Financial Inc.	Taylor Capital Group Inc.
United Bankshares Inc.	Virginia Commerce Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, transaction value to book value per share, core deposit premium, 1-month market premium, and 1-day market premium. Sandler O’Neill compared the indicated transaction metrics for the merger to the median, mean, high and low metrics of the Precedent Transactions group.

	Astoria/NYCB		Median Precedent Transactions		Mean Precedent Transactions		High Precedent Transactions		Low Precedent Transactions
Transaction price/LTM earnings per share	23.0	x	19.1	x	21.0	x	47.4	x	5.4	x
Transaction price/Estimated earnings per share:	29.2	x	19.3	x	21.0	x	44.0	x	14.0	x
Transaction price/Tangible book value per share:	146%		177%		182%		263%		102%
Transaction price/Book value per share	128%		166%		159%		262%		89%
Core deposit premium:	7.8%		10.6%		12.4%		35.4%		0.8%
1-Day market premium:	10.0%		20.1%		22.5%		40.4%		(0.7)%
1-Month market premium	17.9%[1]		26.4%		29.6%		61.0%		13.1%

(1)	Market premium based off of September 28, 2015 closing stock price of $16.36

Net Present Value Analyses

Sandler O’Neill performed an analysis that estimated the net present value per share of Astoria’s common stock, assuming Astoria performed in accordance with publicly available median analyst earnings estimates for Astoria for the years ending December 31, 2015, December 31, 2016 and December 31, 2017. The estimates for December 31, 2018 and December 31, 2019 were calculated based on an estimated long-term earnings per share growth rate of 6.0%, which growth rate was selected based on guidance from the senior management of Astoria. To approximate the terminal value of Astoria common stock at December 31, 2019, Sandler O’Neill applied price to 2019 earnings multiples ranging from 12.0x to 22.0x and multiples of December 31, 2019 tangible book value ranging from 100% to 175%. The terminal values were then discounted to present values using different discount rates ranging from 6.8% to 9.8%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Astoria common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Astoria common stock of $6.60 to $13.04 when applying multiples of earnings and $10.93 to $21.00 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
6.8%	$7.39	$8.52	$9.65	$10.78	$11.91	$13.04
7.3%	$7.25	$8.36	$9.47	$10.57	$11.68	$12.79
7.8%	$7.12	$8.20	$9.29	$10.37	$11.46	$12.54
8.3%	$6.98	$8.05	$9.11	$10.18	$11.24	$12.31
8.8%	$6.85	$7.90	$8.94	$9.98	$11.03	$12.07
9.3%	$6.73	$7.75	$8.77	$9.80	$10.82	$11.84
9.8%	$6.60	$7.61	$8.61	$9.61	$10.62	$11.62

Tangible Book Value Multiples

Discount Rate	100%	115%	130%	145%	160%	175%
6.8%	$12.27	$14.01	$15.76	$17.51	$19.26	$21.00
7.3%	$12.03	$13.74	$15.46	$17.17	$18.88	$20.60
7.8%	$11.80	$13.48	$15.16	$16.84	$18.52	$20.20
8.3%	$11.58	$13.22	$14.87	$16.52	$18.16	$19.81
8.8%	$11.36	$12.97	$14.59	$16.20	$17.82	$19.43
9.3%	$11.14	$12.73	$14.31	$15.89	$17.48	$19.06
9.8%	$10.93	$12.49	$14.04	$15.59	$17.15	$18.70

Sandler O’Neill also considered and discussed with the Astoria board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis, assuming Astoria’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Astoria common stock, applying the price to 2019 earnings multiples range of 12.0x to 22.0x referred to above and a discount rate of 8.30%.

Earnings Per Share Multiples

Annual Estimate Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(15.0%)	$6.02	$6.93	$7.83	$8.74	$9.64	$10.55
(10.0%)	$6.34	$7.30	$8.26	$9.22	$10.18	$11.13
(5.0%)	$6.66	$7.67	$8.69	$9.70	$10.71	$11.72
0.0%	$6.98	$8.05	$9.11	$10.18	$11.24	$12.31
5.0%	$7.30	$8.42	$9.54	$10.66	$11.77	$12.89
10.0%	$7.62	$8.79	$9.96	$11.13	$12.31	$13.48
15.0%	$7.94	$9.17	$10.39	$11.61	$12.84	$14.06

Sandler O’Neill also performed an analysis that estimated the net present value per share of NYCB common stock, assuming that NYCB performed in accordance with publicly available median analyst earnings per share estimates for NYCB for the years ending December 31, 2015, December 31, 2016 and December 31, 2017 and estimated long-term annual earnings per share and balance sheet growth rates for NYCB for the years ending December 31, 2018 and December 21, 2019, based on guidance from the senior management of NYCB. To approximate the terminal value of NYCB common stock at December 31, 2019, Sandler O’Neill applied price to 2019 earnings multiples ranging from 12.0x to 22.0x and multiples of December 31, 2019 tangible book value ranging from 125% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 6.7% to 9.7%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of NYCB common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of NYCB common stock of $13.90 to $25.09 when applying earnings multiples and $10.57 to $19.52 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
6.7%	$15.43	$17.36	$19.29	$21.22	$23.15	$25.09
7.2%	$15.16	$17.05	$18.95	$20.84	$22.73	$24.63
7.7%	$14.90	$16.75	$18.61	$20.47	$22.32	$24.18
8.2%	$14.64	$16.46	$18.28	$20.10	$21.92	$23.74
8.7%	$14.39	$16.17	$17.96	$19.74	$21.53	$23.31
9.2%	$14.14	$15.89	$17.64	$19.39	$21.14	$22.89
9.7%	$13.90	$15.62	$17.33	$19.05	$20.77	$22.48

Tangible Book Value Multiples

Discount Rate	125%	150%	175%	200%	225%	250%
6.7%	$11.68	$13.25	$14.82	$16.39	$17.95	$19.52
7.2%	$11.49	$13.02	$14.56	$16.10	$17.63	$19.17
7.7%	$11.30	$12.80	$14.31	$15.82	$17.32	$18.83
8.2%	$11.11	$12.59	$14.06	$15.54	$17.02	$18.50
8.7%	$10.93	$12.37	$13.82	$15.27	$16.72	$18.17
9.2%	$10.75	$12.17	$13.59	$15.01	$16.43	$17.85
9.7%	$10.57	$11.96	$13.36	$14.75	$16.15	$17.54

Sandler O’Neill also considered and discussed with the Astoria board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming NYCB’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for NYCB common stock, applying the price to 2019 earnings multiples range of 12.0x to 22.0x referred to above and a discount rate of 8.23%.

Earnings Per Share Multiples

Annual Estimate Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(15.0%)	$13.00	$14.55	$16.10	$17.64	$19.19	$20.74
(10.0%)	$13.55	$15.19	$16.82	$18.46	$20.10	$21.74
(5.0%)	$14.09	$15.82	$17.55	$19.28	$21.01	$22.74
0.0%	$14.64	$16.46	$18.28	$20.10	$21.92	$23.74
5.0%	$15.19	$17.10	$19.01	$20.92	$22.83	$24.74
10.0%	$15.73	$17.73	$19.74	$21.74	$23.74	$25.74
15.0%	$16.28	$18.37	$20.46	$22.56	$24.65	$26.74

In connection with its analyses, Sandler O’Neill considered and discussed with the Astoria board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential “base-case” pro forma effects of the merger, based on the following assumptions: (i) the merger closes in the fourth calendar quarter of 2016; (ii) per share merger consideration consisting of 1.00 fixed stock exchange ratio and $0.50 fixed cash payment; and (iii) all 12,000 shares of Astoria common stock reserved for issuance upon the exercise of outstanding Astoria stock options (which have a weighted average exercise price of $29.76 per share) will be cancelled with no consideration, and (iv) 2,205,597 outstanding Astoria restricted shares, which will vest according to their terms. Sandler O’Neill also utilized the following: (i) estimated earnings per share for Astoria based on median analyst consensus estimates and an estimated long-term earnings per share growth rate as discussed with the senior management of Astoria; (ii) estimated earnings per share for NYCB, based on median analyst consensus estimates and an estimated long-term earnings per share and balance sheet growth rate based upon guidance from the senior management of NYCB, (iii) purchase accounting adjustments, as provided by the senior management of NYCB; (iv) estimated annual cost savings, as provided by NYCB senior management; and (v) estimated pre-tax one-time transaction costs and expenses, provided by NYCB senior management. Sandler O’Neill also analyzed certain pro forma effects of the merger making all the assumptions described above and adding additional assumptions pertaining to the Repositioning. The Repositioning assumptions, as provided by the senior management of NYCB, included: (i) a $650 million common equity offering by NYCB, (ii) the repositioning of approximately $11.8 billion of liabilities, which included restructuring $10.4 billion of long-term borrowings and extending the duration of $1.5 billion of short-term borrowings, and (iii) an adjusted dividend payout ratio upon completion of the merger. Both the “base-case” and “Repositioning case” analyses indicated that the merger would be accretive to NYCB’s estimated earnings per share (excluding one-time transaction costs and expenses) in 2017 and 2018 and accretive to NYCB’s estimated tangible book value per share at close and at the year-end of 2017 and 2018.

In connection with this analysis, Sandler O’Neill considered and discussed with the Astoria’s board of directors how the analysis would be affected by changes in the underlying assumptions and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill is acting as Astoria’s financial advisor in connection with the merger and a significant portion of Sandler O’Neill’s fee is contingent upon the closing of the merger. Sandler O’Neill’s fee is equal to 0.75% of the aggregate purchase price, or approximately $14.9 million, which is due and payable in immediately available funds on the day of closing of the merger. Sandler O’Neill also received a $250,000 retainer fee upon the execution of a general advisory engagement letter with Astoria on August 10, 2015 as well as a $1 million fee from Astoria as a result of rendering its fairness opinion. The retainer fee and the fairness opinion fee will be credited towards the fee that will become due and payable to Sandler O’Neill on the day of closing of the merger. Astoria has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with its engagement.

In the two years preceding the date of its opinion, Sandler O’Neill provided certain other investment banking services for Astoria and received the $250,000 retainer fee mentioned above for such services. In addition, in the two years preceding the date of its opinion, an affiliate of Sandler O’Neill acted as a broker to NYCB in connection with NYCB’s sale of certain loans for which such affiliate received approximately $275,000. Sandler O’Neill, or its affiliates, may provide, and receive compensation for, investment banking services for NYCB in the future, including during the pendency of the merger. Additionally, in the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Astoria, NYCB and their affiliates. Sandler O’Neill may also actively trade the equity and debt securities of Astoria, NYCB or their affiliates for its own account and for the accounts of its customers.

Interests of NYCB’s Directors and Executive Officers in the Merger

In considering the recommendation of the NYCB board of directors with respect to its adoption of the merger agreement, NYCB stockholders should be aware that NYCB’s directors and officers have interests in the merger that are different from, or in addition to, those of NYCB stockholders generally. The NYCB board of directors was aware of these interests and considered them, among other matters, in adopting the merger agreement and making its recommendation that NYCB stockholders vote “FOR” the proposals set forth in this joint proxy statement/prospectus. Please see “—NYCB’s Reasons for the Merger; Recommendation of NYCB’s Board of Directors.”

These interests are summarized below.

Continuing Service as Directors on the NYCB Board

The NYCB board of directors after the merger will include each of the current directors from the current NYCB board of directors, in addition to two directors from the current Astoria board of directors. The NYCB board of directors presently consists of twelve directors.

Continuing Employment with the NYCB Surviving Corporation

It is currently expected that the executive officers of NYCB will continue their employment with NYCB following the effective time of the merger on substantially similar terms and conditions as in existence immediately prior to the effective time of the merger.

None of NYCB’s directors or executive officers is a party to, or participates in any, NYCB plan, program, or arrangement that provides such director or executive officer with any kind of compensation that is based on or otherwise relates to the completion of the merger.

Directors’ and Officers’ Insurance

NYCB will continue to provide indemnification and insurance coverage to the directors and executive officers of NYCB.

Interests of Astoria’s Directors and Executive Officers in the Merger

In considering the recommendations of Astoria’s board of directors with respect to the merger, you should be aware that Astoria’s directors and executive officers have agreements or arrangements that provide them with interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other stockholders of Astoria. Astoria’s board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to Astoria’s stockholders that they vote for the Astoria merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger. See the sections entitled “The Merger—Background of the Merger” and “The Merger—Recommendation of Astoria’s Board of Directors; Astoria’s Reasons for the Merger” of this joint proxy statement/prospectus, respectively. These interests are described in more detail below, and certain of them are quantified in the narrative and table below.

Treatment of Astoria Equity Awards

Stock Options. At the effective time of the merger, each outstanding option to purchase shares of Astoria common stock will fully vest and be converted automatically into the right to receive NYCB common stock with a value equal to the sum of (1) the exchange ratio multiplied by the NYCB share closing price and (2) the cash consideration, less the applicable exercise price. Any option to purchase shares of Astoria common stock that has an exercise price per share that is greater or equal to the per share stock consideration will be cancelled in exchange for no consideration.

Restricted Stock. At the effective time of the merger, each outstanding restricted share of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration.

Restricted Stock Units. At the effective time of the merger, each outstanding restricted stock unit award in respect of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration in respect of each share of Astoria common stock underlying the restricted stock unit award.

Quantification of Payments. For an estimate of the amounts that would be payable to each of Astoria’s named executive officers upon settlement of their unvested Astoria equity awards, see “Merger-Related Compensation for Astoria’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Astoria’s four executive officers who are not named executive officers upon settlement of their unvested Astoria equity awards if the effective time of the merger occurred on February 16, 2016 is $2,929,284. We estimate that the aggregate amount that would be payable to Astoria’s six non-employee directors upon settlement of their unvested Astoria equity awards if the effective time of the merger occurred on February 16, 2016 is $1,094,504. The amounts specified in this paragraph are determined using a price per share of Astoria common stock of $16.20, the average closing price per share over the first five business days following the announcement of the merger agreement.

Employment Agreements with Named Executive Officers

Astoria and Astoria Bank have existing employment agreements with each of Astoria’s named executive officers, which provide for severance benefits in the event of, among other things, a termination of employment by Astoria without cause, or a resignation by the named executive officer for good reason, in each case, following a change of control (which we refer to as a “qualifying termination”). The employment agreements with the named executive officers also permit the named executive officer to resign for any reason within six months following a change of control and have that resignation treated as a qualifying termination.

Upon a qualifying termination, the named executive officer would be entitled to receive:

•	a lump sum payment equal to the base salary the executive would have earned during the remainder of the employment agreement term (three years in the case of all named executive officers other than Gerard C. Keegan, Astoria’s Vice Chairman, Senior Executive Vice President, and Chief Operating Officer, whose employment agreement term was less than one year on February 16, 2016 and expires on August 28, 2016);

•	a lump sum payment equal to the target incentive compensation the executive could have earned during the remainder of the employment agreement term;

•	a lump sum payment equal to the employer contributions the executive would have received under the defined contribution plans of Astoria and Astoria Bank during the remainder of the employment agreement term; and

•	continued life, medical, and disability insurance benefits for the remainder of the employment agreement term at no cost to the executive.

In addition, as described above, all of the outstanding equity awards held by the named executive officer will vest and be settled in connection with the merger. Under the employment agreements with Astoria, the named executive officers would also be entitled to a gross-up to compensate them for any excise taxes owed under Section 4999 of the Code.

For an estimate of the value of the payments and benefits described above that would be payable to each of the named executive officers under their employment agreements in connection with a qualifying termination following the merger, see “Merger-Related Compensation for Astoria’s Named Executive Officers” below.

Employment Agreements with Other Executive Officers

Astoria and Astoria Bank have existing employment agreements with each of Astoria’s four executive officers who are not named executive officers, which provide for severance benefits in the event of a qualifying termination following a change of control. The employment agreements with the other executive officers also permit the executive officer to resign for any reason within six months following a change of control and have that resignation treated as a qualifying termination.

Upon a qualifying termination, each executive officer who is not a named executive officer would be entitled to:

•	continued payment of the executive’s base salary during the remainder of the employment agreement term (two years in the case of each of the executive officers who are not named executive officers);

•	a lump sum payment equal to the target incentive compensation the executive could have earned during the remainder of the employment agreement term; and

•	continued life, medical, and disability insurance benefits for the remainder of the employment agreement term at no cost to the executive.

In addition, as described above, all of the outstanding equity awards held by the executive officer will vest and be settled in connection with the merger. Under the employment agreements, any payments or benefits payable to the executive officer will be cut back to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code.

The estimated aggregate amount that would be payable to Astoria’s four executive officers who are not named executive officers under their respective employment agreements if the effective time of the merger were to occur and they were to experience a qualifying termination on February 16, 2016 is $4,810,288.

Other Compensation Matters

All of Astoria’s executive officers are participants in the Astoria Financial Corporation Executive Officer Annual Incentive Plan (other than one executive officer who is not a named executive officer, who will commence participation in 2016), which provides that, if the executive officer is terminated without cause following a change of control, then he or she will be entitled to a prorated bonus payment for the year of termination based on actual performance. Under the merger agreement, Astoria has the right to pay prorated annual bonus awards in respect of the 2016 fiscal year on the closing date for the period from January 1, 2016 through the closing date, based upon the greater of actual performance through the closing and target performance and taking into account the expenses and costs related to the merger. For an estimate of the value of the prorated bonus payable to each of the named executive officers in connection with the merger, see “Merger-Related Compensation for Astoria’s Named Executive Officers.” The estimated aggregate prorated bonuses (based on target performance) that would be payable to Astoria’s four executive officers who are not named executive officers in connection with the merger if the effective time of the merger were to occur on February 16, 2016 is $104,709.

In addition, under the terms of the merger agreement, Astoria may determine and pay annual bonuses in respect of the 2015 fiscal year based on actual performance taking into account the expenses and costs related to the merger, and may grant 2016 annual equity awards in the ordinary course of business consistent with past practice, although such awards may provide for service-based vesting only. Astoria also, in consultation with NYCB, accelerated the determination and payment of the 2015 annual bonuses and the vesting of certain equity awards that would otherwise have vested later, so that such amounts were paid or awards vested in December 2015. The aggregate value of the accelerated Astoria equity awards held by Astoria’s four executive officers who are not named executive officers that vested on December 28, 2015, based on the closing price of Astoria common stock on the NYSE on December 23, 2015 of $16.09, was $1,422,517.

Under the merger agreement, Astoria is permitted to amend the employment agreements with Alan P. Eggleston, Astoria’s Senior Executive Vice President and Chief Risk Officer, and Frank E. Fusco, Astoria’s Senior Executive Vice President and Chief Financial Officer, and three executive officers who are not named executive officers to provide that for purposes of such individual’s participation in Astoria’s retiree welfare policy, they will receive age and service credit equal to the number of years such individuals are entitled to receive continued life, medical, and disability insurance benefits under their respective employment agreements. For an estimate of the value of the enhanced benefit under Astoria’s retiree welfare policy for Messrs. Eggleston and Fusco, see “Merger-Related Compensation for Astoria’s Named Executive Officers.” The estimated aggregate value of the enhanced benefit for the three executive officers who are not named executive officers if the effective time of the merger were to occur on February 16, 2016 is $211,612.

In addition, Astoria may amend the employment agreements with each executive officer to provide that such individual may purchase his or her Astoria-provided car at book value, plus any sales tax and registration fees on or following the effective time of the merger. Astoria may also amend the employment agreements with each of the executive officers who are not named executive officers to ensure that, upon the effective time of the merger, the employment period under the employment agreement will be extended for a two-year term.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that after the effective time of the merger, NYCB and the surviving corporation will indemnify and hold harmless all present and former directors, officers, and employees of Astoria and its subsidiaries against any costs or liabilities arising out of the fact that such person is or was a director, officer, or employee of Astoria or any of its subsidiaries and pertaining to matters, acts, or omissions existing or occurring at or prior to the effective time of the merger, to the fullest extent permitted by applicable law, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Subject to certain limitations, the merger agreement also requires the surviving corporation to maintain, for a period of six years after the completion of the merger, Astoria’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of Astoria and its subsidiaries arising from facts or events that occurred at or prior to the effective time of the merger. NYCB will not, however, be required to spend annually in the aggregate an amount in excess of 300% of the annual premium currently paid by Astoria under its current policy. In lieu of the foregoing, Astoria, in consultation with NYCB, may obtain at or prior to the effective time a six-year prepaid “tail” policy under Astoria’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence, if such policy can be obtained at an aggregate price of no more than the cap described in the preceding sentence. For additional information, see the section entitled “The Merger Agreement—Director and Officer Indemnification and Insurance” of this joint proxy statement/prospectus.

Board of Directors of NYCB and New York Community Bank Following the Merger

Pursuant to the merger agreement, NYCB has agreed to cause the number of directors that will comprise the board of directors of NYCB on or prior to the effective time of the merger to be increased by two and to appoint Monte Redman and Ralph Palleschi to fill the vacancies resulting from such increase. NYCB has also agreed to cause the number of directors that will comprise the board of directors of the Community Bank on or prior to the effective time of the merger to be increased by two and constituted in the same manner and with the same individuals as the board of directors of the surviving corporation.

Board of Astoria Bank Division of New York Community Bank

Promptly following the effective time of the merger, NYCB will invite members of the Astoria board of directors (other than Monte Redman and Ralph Palleschi ) to serve as a member of a board of the Astoria Bank Division of the Community Bank. As consideration for service on such board, each such member shall be entitled to receive compensation in the amount of $66,000 per year for a period of at least three years following the closing of the merger.

Merger-Related Compensation for Astoria’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Astoria’s named executive officers that is based on or otherwise relates to the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of Astoria’s stockholders, as described above in “Astoria Proposals—Proposal No.3 Astoria Compensation Proposal.”

The table below sets forth the amount of payments and benefits that each of Astoria’s named executive officers would receive in connection with the merger, assuming that the merger were consummated and each such named executive officer experienced a qualifying termination on February 16, 2016. The amounts below are determined using a price per share of Astoria common stock of $16.20, the average closing price per share over the first five business days following the announcement of the merger agreement, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. The amounts below do not reflect certain compensation actions that may occur before the effective time of the merger, including the grants of 2016 equity awards, but do assume that the employment agreement amendments relating to age and service credit for purposes of Astoria’s retiree welfare plan is adopted. As a result of the foregoing assumptions, the actual amounts, if any, to be received by an Astoria named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Monte N. Redman	5,483,759	4,095,360	87,000	3,865,496	13,531,614
Frank E. Fusco	3,131,500	1,801,602	668,674	2,090,328	7,692,104
Gerard C. Keegan	625,963	1,583,550	13,000	—	2,222,513
Alan P. Eggleston	2,804,309	1,683,990	147,544	—	4,635,843
Hugh J. Donlon	2,351,276	1,061,861	115,000	—	3,528,137

(1)	The cash payments payable to each of the Astoria named executive officers consist of (a) a lump sum payment equal to the base salary the executive would have earned during the remainder of his employment agreement term (three years in the case of Messrs. Redman, Fusco, Eggleston, and Donlon and less than one year for Mr. Keegan, whose employment agreement term expires on August 28, 2016); (b) a lump sum payment equal to the target incentive compensation the executive could have earned during the remainder of his employment agreement term; (c) a lump sum prorated bonus for 2016 (based on target performance); and (d) a lump sum payment equal to the employer contributions the executive would have received under the defined contribution plans of Astoria and Astoria Bank during the remainder of his employment agreement term. The payment described in clause (c) is “single-trigger” and the payments described in clauses (a), (b), and (d) are “double-trigger.” Set forth below are the separate values of each of payments described in clauses (a)–(d) above.

Name	Salary Payment ($)	Bonus Payment ($)	Prorated Bonus ($)	Defined Contribution Payment ($)
Monte N. Redman	2,970,000	2,376,000	101,984	35,775
Frank E. Fusco	1,845,000	1,199,250	51,475	35,775
Gerard C. Keegan	342,822	222,834	53,986	6,321
Alan P. Eggleston	1,650,000	1,072,500	46,034	35,775
Hugh J. Donlon	1,380,000	897,000	38,501	35,775

(2)

As described above, all unvested equity-based awards held by Astoria’s named executive officers will become vested and be settled at the effective time of the merger (i.e., “single-trigger” vesting). Set forth below are the values of each type of equity-based award that would become vested and be settled upon the effective time of the merger, based on a price per share of Astoria common stock of $16.20, the average closing price per share over the first five business days following the announcement of the merger agreement. None of the named executive officers holds stock options, whether vested or unvested. If the effective time of the merger occurs on or after July 1, 2016, 65,000 shares of performance-based restricted stock held by Mr. Redman will be forfeited, thereby reducing the value in the Equity and Tax Reimbursement columns of this table. In addition, in December 2015, Astoria accelerated the vesting of certain equity awards held by its named executive officers that would have otherwise vested in a future year, so that such equity awards vested on December 23, 2015. The value of these awards, based on the closing price of Astoria common stock on the NYSE on December 23, 2015 of $16.09, was as follows: Mr. Redman, $1,604,012; Mr. Fusco, $767,976; Mr. Keegan, $809,327; Mr. Eggleston, $760,574; and Mr. Donlon, $544,598.

Name	Restricted Stock ($)	Restricted Stock Units ($)
Monte N. Redman	1,342,980	2,752,380
Frank E. Fusco	967,302	834,300
Gerard C. Keegan	867,510	716,040
Alan P. Eggleston	872,370	811,620
Hugh J. Donlon	796,181	265,680

(3)	The amounts in the table include (a) the estimated value of continued life, medical, and disability insurance benefits for the remainder of the named executive officer’s employment agreement term ($87,000 in the case of Messrs. Eggleston and Redman, $115,000 in the case of Messrs. Donlon and Fusco, and $13,000 in the case of Mr. Keegan), and (b) in the case of Messrs. Eggleston and Fusco, the estimated value of the enhanced benefit under the Astoria’s retire welfare policy ($60,544 in the case of Mr. Eggleston and $553,674 in the case of Mr. Fusco). The continued life, medical, and disability insurance benefits are “double-trigger,” while the enhanced benefits for Messrs. Eggleston and Fusco under the Astoria’s retire welfare policy are “single-trigger.” This table assumes that the book value purchase of the employer provided car does not result in additional compensation to the executive.
(4)	Each of the named executive officers is entitled to tax gross-up payments for excise taxes incurred under Section 4999 of the Code. Estimated excise tax reimbursements are subject to change based on the actual effective time of the merger, date of termination of employment (if any) of the named executive officer, interest rates then in effect, and certain other assumptions used in the calculations.

Information About the Astoria Directors Joining the NYCB Board of Directors on Completion of the Merger

Monte N. Redman (65) will join the NYCB board of directors upon completion of the merger. Mr. Redman has served as President, Chief Executive Officer and a director of Astoria since July 2011. Mr. Redman joined Astoria in 1977 and served as President and Chief Operating Officer from August 2007 to June 2011 and as Executive Vice President and Chief Financial Officer from December 1997 to August 2007. He is a member of the board of directors of the Federal Home Loan Bank of New York. He serves on the board of directors of the New York Banker’s Association and is the past Chairman and current member of the board of directors of the national Tourette Association of America. Mr. Redman, a magna cum laude graduate of New York Institute of Technology (NYIT) with a degree in accounting, serves as a member of NYIT’s board of trustees.

Mr. Redman brings to his position over thirty-eight years of experience in banking, with over twenty-five of them as an executive officer, of which for eighteen years he was a chief financial officer. As such, he is familiar with all material aspects of the business of Astoria and Astoria Bank, their culture and markets. Mr. Redman has been a primary spokesman for Astoria with the investing public since its initial public offering in 1993. He is well versed in the regulatory and other issues facing the banking industry. Mr. Redman has a background in accounting and finance. His executive management experience includes interest rate risk management, strategic and operational planning and the implementation and management of effective operating controls. Although no formal determination has been made by the NYCB board of directors, it is expected that Mr. Redman will be independent within the meaning of the rules of the New York Stock Exchange.

Astoria Bank maintains an Employee & Director Mortgage Loan Policy. Pursuant to the Employee & Director Mortgage Loan Policy, all full time employees, officers and directors of Astoria Bank in good standing and having at least three months of continuous service are eligible to obtain discounts on certain mortgage loans provided by Astoria Bank. The discount is available only on loans secured by the participant’s owner-occupied, primary residence. The discount is not available on mortgage loan products which are not intended to be held in portfolio by Astoria Bank. The loans must, in all respects, satisfy all normal underwriting parameters applicable to non-affiliated customers. Such loans may not involve more than the normal risk of collection or present other unfavorable features.

For eligible mortgage loans, the following discounts are provided:

•	discount/origination fees, up to a maximum of 2% of the loan amount, if applicable, are waived at closing;

•	underwriting and document preparation fees, if applicable, are waived at closing; and

•	the interest rate is adjusted as follows:

¡	on fixed rate mortgage loans, the applicable interest rate is lowered by 0.50%;

¡	on adjustable rate mortgage loans, both the initial rate and the margin used on future rate adjustments are reduced by 0.50%.

Once a discounted mortgage loan is obtained, it may be refinanced through use of Astoria Bank’s refinance programs once within the first ten years and the discounts will continue to be available. After ten years, the property can be refinanced one time with new discounts applied.

The interest rate discounts continue to apply so long as the participant continues in the service of Astoria Bank, or after the participant ceases service due to disability or retirement at or after age 55 with at least ten years of service. In the event of death, the benefit is available to the participant’s spouse for as long as the spouse occupies the principal residence. Upon retirement, no discounts are allowed on refinances of any kind or if a new primary residence is purchased.

Pursuant to Astoria’s Employee and Director Mortgage Loan Policy, Mr. Redman received a mortgage loan with a highest aggregate amount of indebtedness outstanding since January 1, 2015 of $343,985.58, with a principal outstanding balance as of December 31, 2015 of $315,857.89 and an interest rate of 3.5%. Mr. Redman paid $28,128 in principal and $11,591 in interest on the indebtedness in 2015. If this loan remains outstanding as of the closing of the merger, it will be assumed by the Community Bank in the bank merger.

Ralph F. Palleschi (69) will join the NYCB board of directors upon completion of the merger. Mr. Palleschi has served as Chairman of the Board of Directors of Astoria since June 2012, and as a director of Astoria since 1996. He serves as Chairman of the Nominating and Corporate Governance Committee of the Astoria Board of Directors. In 1983, he co-founded First Long Island Investors, Inc., an investment advisor registered under the Investment Advisers Act of 1940, as amended, and a broker/dealer registered with the SEC. He continues to serve as a director and is President and Chief Operating Officer of its successor companies, First Long Island Investors, LLC and FLI Investors, LLC. From 1993 to 1997, he served as Chief Operating Officer of the New York Islanders hockey team. From 1977 to 1983, he served as Vice President — Finance and Chief Financial Officer of Entenmann’s Inc., a publicly traded food products company. From 1968 to 1977, he was employed by Peat, Marwick, Mitchell & Co., the predecessor of KPMG LLP. He is Chairman of the board of trustees of the Variety Child Learning Center and a member of the board of directors of the Viscardi Center.

Mr. Palleschi, a certified public accountant, brings extensive experience in managing, planning and operating a financial services business in the Long Island market. He brings significant experience and knowledge of the equity markets. He has expertise in developing, reviewing and maintaining systems of internal controls and in financial controls, reporting and analysis. He also has experience in the operation of a significant retail products company focused on customer demands. Although no formal determination has been made by the NYCB board of directors, it is expected that Mr. Palleschi will be independent within the meaning of the rules of the New York Stock Exchange.

Amendment to NYCB’s Certificate of Incorporation

In connection with the merger, NYCB is seeking stockholder approval of an amendment to the NYCB charter to increase the number of authorized shares of common stock by 300 million to 900 million, which amendment is referred to as the “NYCB charter amendment.” In connection with the merger, NYCB expects to issue approximately 104.8 million shares of common stock to Astoria common stockholders. The NYCB board of directors considers the proposed increase in the number of authorized shares desirable because it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans, and to pursue other corporate purposes that may be identified by the NYCB board of directors in the future. The amendment to the NYCB charter will become effective on or prior to the effective time of the merger, and is not contingent on the completion of the merger. Please see “NYCB Proposals—Proposal No. 2 NYCB Charter Amendment Proposal” for additional information about the NYCB charter amendment.

The foregoing description of the amendment to the NYCB charter does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Amendment, which is attached as Annex F to this joint proxy statement/prospectus.

Balance Sheet Repositioning

In anticipation of the merger, NYCB repositioned its balance sheet in the fourth quarter of 2015 by prepaying approximately $10.4 billion of wholesale borrowings with an average cost of 3.16%, and replaced them with a similar amount of wholesale borrowings having an average cost of 1.58%. The repositioning resulted in a one-time after-tax prepayment charge of approximately $547 million. NYCB completed an offering of 40,625,000 shares of its common stock on November 4, 2015, which generated proceeds of approximately $630 million for NYCB, in order to offset the impact of this charge on its capital.

NYCB’s Dividend Policy

On October 21, 2015, NYCB announced that its board of directors declared a $0.25 per share dividend, payable on November 18, 2015 to stockholders of record as of November 6, 2015. Based upon an anticipated dividend payout ratio of approximately 50% upon completion of the merger, NYCB has decided, going forward, to re-allocate $0.08 cents per share from its traditional dividend payment to support its future growth and capital strength. Accordingly, NYCB’s dividend is expected to be $0.17 per share per quarter in 2016, subject to regulatory approval, beginning in the first quarter of 2016. NYCB paid its first $0.17 per share dividend on February 19, 2016 to shareholders of record as of February 8, 2016.

NYCB generally pays quarterly dividends on its common stock depending on its financial results, determinations by its board of directors; and certain regulatory requirements. Due to the charge related to NYCB’s balance sheet repositioning, described above in “NYCB Balance Sheet Repositioning,” any future dividends paid by NYCB over the next four quarters will require regulatory clearance.

Public Trading Markets

NYCB common stock is listed for trading on the NYSE under the symbol “NYCB”, and Astoria common stock is listed on the NYSE under the symbol “AF.” Upon completion of the merger, Astoria common stock will no longer be quoted on the NYSE. Following the merger, shares of NYCB common stock will continue to be traded on the NYSE.

Under the merger agreement, NYCB will cause the shares of NYCB common stock to be issued in the merger, including with respect to Astoria stock options, Astoria restricted stock, and Astoria restricted stock units, to be approved for listing on the NYSE, subject to notice of issuance, and the merger agreement provides that neither

NYCB nor Astoria will be required to complete the merger if such shares are not authorized for listing on the NYSE, subject to notice of issuance.

Each outstanding share of Astoria’s 6.50% Non-Cumulative, Perpetual Preferred Stock, Series C, is represented by Astoria depositary shares that are listed on the NYSE under the symbol “AF.PRC.” Each Astoria depositary share represents a 1/40th interest in a share of Astoria preferred stock. Following the conversion of Astoria preferred stock into NYCB preferred stock upon completion of the merger, the depositary shares will continue to be listed on the NYSE under a new name and will be listed under a new symbol.

Appraisal Rights in the Merger

Under the DGCL, NYCB stockholders will not be entitled to appraisal or dissenters’ rights in connection with the merger agreement.

However, if the merger agreement is adopted by Astoria common stockholders, Astoria common stockholders who do not vote in favor of the Astoria merger proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Annex E. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Astoria common stockholders exercise their appraisal rights under Section 262 of the DGCL. Only a holder of record of shares of Astoria common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of Astoria common stock held of record in the name of another person, such as a broker, bank, or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of Astoria common stock through a broker, bank, or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank, or the other nominee.

Under Section 262 of the DGCL, holders of shares of Astoria common stock who (1) do not vote in favor of the Astoria merger proposal, (2) are the record holders of such shares on the date on which they make a demand for appraisal and continue to hold such shares through the effective time of the merger, and (3) otherwise follow exactly the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery.

Under Section 262 of the DGCL, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes Astoria’s notice to its stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex E. In connection with the merger, any holder of shares of Astoria common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review Annex E carefully.

Failure to strictly comply with the requirements of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights under the DGCL. A stockholder who loses his, her, or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Astoria common stock, Astoria believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Stockholders wishing to exercise the right to seek an appraisal of their shares of Astoria common stock must do ALL of the following:

•	the stockholder must not vote in favor of the Astoria merger proposal. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal to adopt the merger agreement, abstain, or not vote its shares;

•	the stockholder must deliver to Astoria a written demand for appraisal before the vote on the Astoria merger proposal at the Astoria special meeting;

•	the stockholder must continuously hold the shares from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger; and

•	the stockholder or the surviving entity must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. If no party files such petition for appraisal within 120 days after the effective time of the merger, then the stockholder will lose its right to an appraisal of its shares of Astoria common stock. The surviving entity is under no obligation to file any petition and has no intention of doing so.

Filing Written Demand

Any holder of shares of Astoria common stock wishing to exercise appraisal rights must deliver to Astoria, before the vote on the adoption of the merger agreement at the Astoria special meeting at which the Astoria merger proposal will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not submit a blank proxy or vote in favor of the Astoria merger proposal. A holder of shares of Astoria common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Astoria merger proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Astoria merger proposal or abstain from voting on the Astoria merger proposal. Neither voting against the Astoria merger proposal nor abstaining from voting on the Astoria merger proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Astoria merger proposal. A proxy or vote against the Astoria merger proposal will not constitute a demand. A stockholder’s failure to make the written demand prior to the taking of the vote on the Astoria merger proposal at the Astoria special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Astoria common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Astoria common stock should be executed by or on behalf of the holder of record, and must reasonably inform Astoria of the identity of the holder and state that the holder intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, such demand must be executed by or on behalf of the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners.

Stockholders who hold their shares in brokerage or bank accounts or other nominee forms, and who wish to exercise appraisal rights, should consult with their brokers, banks, and nominees, as applicable, to determine the appropriate procedures for the broker, bank, or other nominee holder to make a demand for appraisal of those shares. A person having a beneficial interest in shares held of record in the name of another person, such as a bank, broker, or other nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps necessary to perfect appraisal rights. Shares held through brokerage firms, banks, and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial holder of shares desiring to exercise appraisal rights with respect to such shares that are held through a brokerage firm, bank, or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank, or other financial institution that the demand for appraisal must be made by the record holder of the shares, which might be the name of a central security depositary if the shares have been so deposited.

A record owner, such as a bank, brokerage firm, or other nominee, who holds shares of Astoria common stock as a nominee for others, may exercise his, her, or its right of appraisal with respect to the shares of Astoria common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Astoria common stock as to which appraisal is sought. Where no number of shares of Astoria common stock is expressly mentioned, the demand will be presumed to cover all shares of Astoria common stock held in the name of the record owner.

All written demands for appraisal pursuant to Section 262 of the DGCL should be mailed or delivered to:

Astoria Financial Corporation

One Astoria Bank Plaza

Lake Success, New York 11042

Attention: Corporate Secretary

Any holder of Astoria common stock who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party may withdraw his, her, or its demand for appraisal and accept the merger consideration by delivering to the surviving entity a written withdrawal of the demand for appraisal within 60 days after the effective time of the merger. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the merger will require written approval of the surviving entity. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; however, such dismissal will not affect the right of any stockholder who has not commenced an appraisal proceeding, or joined that proceeding as a named party, to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger.

Notice by the Surviving Entity

If the merger is completed, within ten days after the effective time of the merger, the surviving entity will notify each holder of shares of Astoria common stock who has made a written demand for appraisal pursuant to Section 262 of the DGCL, and who has not voted in favor of the proposal to adopt the merger agreement, that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving entity or any holder of shares of Astoria common stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving entity in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving entity is under no obligation, and has no present intention, to file a petition, and holders should not assume that the surviving entity will file a petition or initiate any negotiations with respect to the fair value of shares of Astoria common stock. Accordingly, any holders of shares of Astoria common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Astoria common stock within the time and in the manner prescribed by Section 262 of the DGCL. The failure of a holder of shares of Astoria common stock to file such a petition within the period specified in Section 262 of the DGCL could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective time of the merger, any holder of shares of Astoria common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares not voted in favor of the proposal to adopt the merger agreement and with respect to which Astoria has received demands for appraisal, and the aggregate number of holders of such shares. The surviving entity must mail this statement to the requesting stockholder within ten days after receipt of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the surviving entity the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is duly filed by a holder of shares of Astoria common stock and a copy thereof is served upon the surviving entity, the surviving entity will then be obligated within 20 days after such service to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court of Chancery, the court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss such stockholder from the proceedings.

Determination of Fair Value

After determining the holders of Astoria common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of the shares of Astoria common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise, and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Delaware Court of Chancery could be more than, the same as, or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although Astoria believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Astoria nor NYCB anticipate offering more than the merger consideration to any stockholder of Astoria exercising appraisal rights, and each of Astoria and NYCB reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Astoria common stock is less than the merger consideration. If a petition for appraisal is not timely filed, then the right to an appraisal will cease.

The costs of the appraisal proceedings may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, be charged pro-rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of Astoria common stock under Section 262 of the DGCL fails to perfect, or loses or successfully withdraws, such holder’s right to appraisal, the stockholder’s shares of Astoria common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to the shares, less applicable withholding taxes. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving entity a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262 of the DGCL.

From and after the effective time of the merger, no stockholder who has demanded appraisal rights will be entitled to vote such shares of Astoria common stock for any purpose, or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of Astoria common stock, if any, payable to stockholders of Astoria of record as of a time prior to the effective time of the merger; however, if no petition for an appraisal is filed, or if the stockholder delivers to the surviving entity a written withdrawal of the demand for an appraisal and an acceptance of the merger, either within 60 days after the effective time of the merger or thereafter with the written approval of the surviving entity, then the right of such stockholder to an appraisal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any stockholder who commenced the proceeding or joined that proceeding as a named party without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder of Astoria wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement from (i) the Federal Reserve Board, (ii) the FDIC, (iii) the DFS and (iii) any other regulatory approval the failure of which to obtain would reasonably be expected to have a material adverse effect on the surviving corporation (which NYCB and Astoria currently expect to be none), and the expiration of any applicable statutory waiting periods, in each case, without the imposition of a condition or requirement that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. Subject to the terms and conditions of the merger agreement, NYCB and Astoria have agreed to use their reasonable best efforts and cooperate to promptly prepare and file all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such approvals. NYCB and Astoria have filed applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board

The transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to sections 4(c)(8) and 4(j) of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). On December 8, 2015, NYCB submitted a notice pursuant to sections 4(c)(8) and 4(j) of the BHC Act, seeking the prior approval of the Federal Reserve Board for NYCB to (1) acquire and merge Astoria with and into NYCB, with NYCB surviving; (2) acquire Astoria Bank, which, immediately following the merger, will be merged with and into the Community Bank; and (3) acquire the other nonbanking subsidiaries of Astoria.

The Federal Reserve Board takes into consideration a number of factors when acting on notifications under section 4 of the BHC Act (12 U.S.C. § 1843(c)), and Regulation Y (12 C.F.R. Part 225). These factors include (1) the financial and managerial resources and the effect of the proposed merger on these resources (including capital and pro forma capital ratios of the combined organization, the management expertise, internal controls, and risk management systems, especially those with respect to compliance with laws applicable to consumers and “fair lending” laws), (2) the effect of the proposal on competition and (3) whether the proposed merger can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, unsound banking practices, or risk to the stability of the United States banking or financial system. The Federal Reserve Board also reviews the records of the relevant insured depository institutions under the Community Reinvestment Act of 1997, referred to as the CRA. In connection with such a review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate. In addition, the merger will subject the combined organization to heightened supervisory obligations and supervision and the Federal Reserve Board will likely assess NYCB’s ability to satisfy such obligations and meet the heightened supervisory expectations.

FDIC

The prior approval of the FDIC will be required under Section 18(c) of the Federal Deposit Insurance Act, referred to as the Bank Merger Act, to merge Astoria Bank with and into the Community Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) the financial and managerial resources and future prospects (including the risk management system with respect to compliance with laws applicable to consumers and “fair lending” laws) of each bank that is a party to the bank merger and the resultant bank, (3) each of the banks’ effectiveness in combating money-laundering activities, (4) the convenience and needs of the communities the banks serve, and (5) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The FDIC also reviews the performance records of the relevant depository institutions under the

CRA, including their CRA ratings. In connection with its review under the Bank Merger Act, the FDIC will provide an opportunity for public comment on the application for the bank merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Transactions approved by the FDIC generally may not be completed until 30 days after the approval of the FDIC is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the FDIC and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the FDIC, and thus it is possible that the DOJ could reach a different conclusion than the FDIC.

DFS

The prior approval of the DFS will be required under Section 601 of the New York Banking Law to merge Astoria Bank with and into the Community Bank. In reviewing the bank merger, the DFS will consider a variety of factors including: (1) whether the proposed merger will meet specific needs for banking services in the designated service areas which are not currently being met, (2) the competitive consequences of the proposed merger within the designated service areas, and (3) the manner in which the proposed merger will otherwise serve the public interest. The DFS will also take into account views of third-party commenters, particularly on the subject of the merging parties’ service to their communities.

Office of the Comptroller of the Currency

Astoria Bank is regulated by the OCC. As required by OCC regulation, a notice has been filed with the OCC advising the agency that Astoria Bank intends to merge with and into the Community Bank.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including certain state insurance departments.

Based on information available to us as of the date hereof, NYCB and Astoria believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither NYCB nor Astoria can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, or business of the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or if such a challenge is made, as to the result of such challenge.

Neither NYCB nor Astoria is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed bank merger. NYCB and Astoria are only aware of one other transaction since the enactment of the Dodd-Frank Act that caused the surviving entity to cross the $50 billion in total consolidated assets threshold.

In a recent approval order, the Federal Reserve Board has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve Board will not in the future allow the application to remain pending while the banking organization addresses its weaknesses. The Federal Reserve Board explained that, in the future, if issues arise during the processing of an application, it will require the applicant banking organization to withdraw its application pending resolution of any supervisory concerns. Accordingly, if there is an adverse development in either party’s regulatory standing, NYCB may be required to withdraw some or all of the applications for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved.

Litigation Relating to the Merger

Following the announcement on October 28, 2015 of the execution of the merger agreement, six lawsuits challenging the proposed transaction were filed in the Supreme Court of the State of New York, County of Nassau. These actions are captioned: (1) Sandra E. Weiss IRA v. Chrin, et al., Index No. 607132/2015 (filed November 4, 2015); (2) Raul v. Palleschi, et al., Index No. 607238/2015 (filed November 6, 2015); (3) Lowinger v. Redman, et al., Index No. 607268/2015 (filed November 9, 2015); (4) Minzer v. Astoria Fin. Corp., et al., Index No. 607358/2015 (filed November 12, 2015); (5) MSS 12-09 Trust v. Palleschi, et al., Index No. 607472/2015 (filed November 13, 2015); and (6) Firemen’s Ret. Sys. of St. Louis v. Keegan, et al., Index No. 607612/2015 (filed November 23, 2015). On January 15, 2016, the court consolidated the New York Actions under the caption In re Astoria Financial Corporation Shareholders Litigation, Index 607132/2015 (the “New York Action”), and on January 29 lead plaintiffs in the New York Action filed an amended consolidated complaint. In addition, a seventh lawsuit was filed challenging the proposed transaction in the Delaware Court of Chancery, captioned O’Connell v. Astoria Financial Corp., et al., Case No. 11928 (filed January 22, 2016) (the “Delaware Action”). On February 17, 2016, the plaintiff in the Delaware Action filed a verified first amended class action complaint, and motions for expedited proceedings and a preliminary injunction. Also on February 17, Astoria and NYCB moved to dismiss the Delaware Action.

Each of the lawsuits challenging the proposed transaction is a putative class action filed on behalf of the stockholders of Astoria and names as defendants Astoria, its directors, and NYCB. The various complaints allege that the directors of Astoria breached their fiduciary duties in connection with their approval of the merger agreement by, among other things: agreeing to an allegedly unfair price for Astoria; approving the transaction notwithstanding alleged conflicts of interest; agreeing to deal protection devices that plaintiffs allege are unreasonable; and by failing to disclose certain facts about the process that led to the merger and financial analyses performed by Astoria’s financial advisors. The complaints also allege that NYCB aided and abetted those alleged fiduciary breaches. The actions seek, among other things, an order enjoining completion of the proposed merger. Other potential plaintiffs may also file additional lawsuits challenging the proposed transaction.

The outcome of the pending and any additional future litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to NYCB and Astoria, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger shall be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect NYCB’s business, financial condition, results of operations and cash flows.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of NYCB’s and Astoria’s respective boards of directors has approved the merger agreement. The merger agreement provides for the merger of Astoria with and into NYCB, with NYCB continuing as the surviving corporation. Immediately following the completion of the merger Astoria Bank, a federal savings association and a wholly-owned subsidiary of Astoria, will merge with and into the Community Bank, a New York State-charted savings bank and a wholly-owned subsidiary of NYCB, with the Community Bank continuing as the surviving entity.

Before the completion of the merger, NYCB and Astoria may, by mutual agreement, change the method or structure of effecting the combination of NYCB and Astoria, to the extent that NYCB and Astoria both decide that such change is necessary, appropriate or desirable, except that no such change may (1) alter or change the exchange ratio or the number of shares of NYCB common stock received by Astoria common stockholders in exchange for each share of Astoria common stock or the cash consideration, (2) adversely affect the tax treatment of NYCB’s stockholders or Astoria’s stockholders, (3) adversely affect the tax treatment of NYCB or Astoria or (4) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner. The merger agreement further provides that if either Astoria or NYCB fails to obtain the required vote of its stockholders to adopt the merger agreement, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transaction (provided that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued Astoria common stockholders as provided for in the merger agreement, in a manner adverse to such party or its stockholders) and/or resubmit the merger agreement and/or the transactions contemplated thereby (or as restructured) to its respective stockholders for adoption.

Merger Consideration

Each share of Astoria common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive one share of NYCB common stock and $0.50 in cash, except for specified shares of Astoria common stock held by Astoria or NYCB and shares of Astoria common stock that are held by stockholders who properly exercise their appraisal rights.

If the number of outstanding shares of NYCB common stock or Astoria common stock is increased, decreased, changed into, or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio.

Fractional Shares

NYCB will not issue any fractional shares of NYCB common stock in the merger. Instead, an Astoria common stockholder who otherwise would have received a fraction of a share of NYCB common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (i) the NYCB share closing price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of NYCB common stock which such holder would otherwise be entitled to receive.

Governing Documents; Directors and Officers; Governance Matters; Headquarters

At the effective time of the merger, the NYCB charter and bylaws in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the surviving corporation after completion of the merger, subject to the NYCB charter certificate described in this joint proxy statement/prospectus, until thereafter amended in accordance with applicable law. Also at the effective time, the number of directors on the board of directors of the combined company will be 14, of which twelve will be the same twelve directors of NYCB as prior to the effective time of the merger, and two of which will be Astoria directors (Monte N. Redman, Astoria’s current President and Chief Executive Officer, and Ralph F. Palleschi, the current Chairman of the Astoria board of directors). At the effective time, the number of directors on the board of directors of the Community Bank will also be 14, constituted in the same manner and with the same individuals as the board of directors of NYCB.

At the effective time of the merger, Joseph R. Ficalora will continue to serve as President and Chief Executive Officer of NYCB and Dominick Ciampa will continue to serve as Chairman of NYCB.

At the effective time of the merger, the location of the headquarters and principal executive offices of NYCB will be Westbury, New York.

Treatment of Astoria Stock Options and Other Equity-Based Awards

Stock Options: At the effective time of the merger, each outstanding option to purchase shares of Astoria common stock will fully vest and be converted automatically into the right to receive NYCB common stock with a value equal to the sum of (1) the exchange ratio multiplied by the NYCB share closing price and (2) the cash consideration, less the applicable exercise price.

Any option to purchase shares of Astoria common stock that has an exercise price per share that is greater than or equal to the per share stock consideration will be cancelled in exchange for no consideration.

Restricted Stock: At the effective time of the merger, each outstanding restricted share of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration.

Restricted Stock Units: At the effective time of the merger, each outstanding restricted stock unit award in respect of Astoria common stock will fully vest (with any performance-based vesting condition deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be converted automatically into the right to receive the merger consideration in respect of each share of Astoria common stock underlying the restricted stock unit award.

Treatment of Astoria Preferred Stock and Depositary Shares

Each share of Astoria preferred stock issued and outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive one share of NYCB preferred stock. Pursuant to the merger agreement, the NYCB preferred stock must have rights, preferences, privileges, and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges, and voting powers, and limitations and restrictions equivalent to the outstanding Astoria preferred stock, taken as a whole immediately prior to the effective time of the merger. But for the par value of the securities, the NYCB preferred stock will have terms that are identical to the terms of the outstanding Astoria preferred stock. Each outstanding share of Astoria preferred stock is presently represented by depositary shares that are listed on the NYSE under the symbol “AF.PRC” and represent a 1/40th interest in a share of Astoria preferred stock. Upon completion of the merger, NYCB will assume the obligations of Astoria under the deposit agreement. NYCB will instruct the depositary to treat the shares of NYCB preferred stock received by it upon conversion of the shares of Astoria preferred stock as newly deposited securities under the deposit agreement. The depositary shares will thereafter represent shares of NYCB preferred stock. The depositary shares will continue to be listed on the NYSE upon completion of the merger under a new name and traded under a new symbol. Following the completion of the merger, NYCB will have 135,000 shares of NYCB preferred stock and 5,400,000 NYCB depositary shares issued and outstanding.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. Please see “—Conditions to Complete the Merger.”

The merger will become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware. The closing of the transactions contemplated by the merger will occur at 10:00 a.m., New York City time on a date no later than five business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, unless extended by mutual agreement of the parties. It currently is anticipated that the completion of the merger will occur in mid to late 2016 subject to the receipt of stockholder and regulatory approvals and other customary closing conditions, but neither Astoria nor NYCB can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Astoria common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of Astoria common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable after the completion of the merger, and in any event within 10 days thereafter, the exchange agent will mail to each holder of record of Astoria common stock immediately prior to the effective time of the merger a letter of transmittal and instructions on how to surrender shares of Astoria common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Astoria common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by NYCB, the posting of a bond in an amount as NYCB may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Astoria of shares of Astoria common stock that were issued and outstanding immediately prior to the effective time.

Withholding

NYCB and the exchange agent will be entitled to deduct and withhold from any cash consideration, cash in lieu of fractional shares, dividends or distributions payable, or any other consideration payable under the merger agreement to any Astoria common stockholder the amounts they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to NYCB common stock will be paid to the holder of any unsurrendered certificates of Astoria common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of NYCB common stock that the shares of Astoria common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties, and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, may be subject to limitations, qualifications, or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between NYCB and Astoria rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of NYCB, Astoria, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by NYCB or Astoria. The representations and warranties and other provisions of the merger agreement should not be read alone but, instead, should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of each of NYCB and Astoria relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by each of Astoria and NYCB relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee and employee benefit plan matters;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with regulatory authorities;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code;

•	opinion from financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	information security matters.

In addition, certain representations and warranties relating to a number of matters are made only by Astoria, including:

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities;

•	real property;

•	intellectual property;

•	loan matters; and

•	insurance matters.

Certain representations and warranties of NYCB and Astoria are qualified as to knowledge “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Astoria, NYCB, or the combined company, means a material adverse effect on (i) the business, properties, results of operations, or financial condition of such party and its subsidiaries taken as a whole (provided, that, with respect to this clause (i), material adverse effect shall not be deemed to include the impact of (A) changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules, or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national, or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (D) public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated thereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement in contemplation of the transactions contemplated thereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a material adverse effect has occurred) or (F) the expenses incurred by Astoria or NYCB in negotiating, documenting, effecting, and consummating the transactions contemplated by the merger agreement; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations, or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated thereby.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Astoria has agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course in all material respects and (b) use reasonable best efforts to maintain and preserve intact its business organization, employees, and advantageous business relationships. In addition, each of Astoria and NYCB has agreed that, during the same period, subject to specified exceptions, it will, and will cause each of its subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability of either of NYCB or Astoria to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement, or to perform its covenants and agreements under the merger agreement, or to consummate the transactions contemplated thereby on a timely basis.

Additionally, Astoria and NYCB have undertaken further covenants. Prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, Astoria may not, and Astoria may not permit any of its subsidiaries to, without prior written consent of NYCB (such consent not to be unreasonably withheld), undertake the following:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Astoria or any of its wholly-owned subsidiaries to Astoria or any of its subsidiaries), assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other individual, corporation, or other entity;

•	adjust, split, combine, or reclassify any capital stock;

•	make, declare, or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into, or exchangeable for, any shares of its capital stock (except (A) regular quarterly cash dividends by Astoria at a rate not in excess of $0.04 per share of Astoria common stock, (B) dividends payable on Astoria Series C Preferred Stock, (C) dividends paid by any of the subsidiaries of Astoria to Astoria or any of its wholly-owned subsidiaries, or (D) the acceptance of shares of Astoria common stock as payment for the exercise price of Astoria stock options or for withholding taxes incurred in connection with the exercise of Astoria stock options or the vesting or settlement of Astoria equity awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares, or other equity-based awards or interests, or grant any individual, corporation, or other entity any right to acquire any shares of its capital stock;

•	issue, sell, or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of Astoria stock options or the settlement of Astoria equity awards in accordance with their terms;

•	sell, transfer, mortgage, encumber, or otherwise dispose of any of its material properties or assets or any business to any individual, corporation, or other entity other than a wholly-owned subsidiary, or cancel, release, or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of the merger agreement;

•	except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, or other entity other than a wholly-owned subsidiary of Astoria;

•	terminate, materially amend, or waive any material provision of any Astoria contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Astoria, or enter into any contract that would constitute a, Astoria contract if it were in effect on the date of this agreement;

•	except as required under applicable law or the terms of any Astoria benefit plan, (i) enter into, adopt, or terminate any Astoria benefit plan, (ii) amend any Astoria benefit plan, other than amendments in the ordinary course of business consistent with past practice, that do not materially increase the cost to Astoria of maintaining such Astoria benefit plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, or director, except for annual base salary or wage rate increases for employees and officers in the ordinary course of business consistent with past practice, that do not exceed, in the aggregate, 4% of the aggregate cost of all employee annual base salaries and wage rates in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement, or arrangement, (vii) fund any rabbi trust or similar arrangement, or (viii) hire or terminate the employment of any officer or employee having a title that is above First Vice President, other than for cause;

•	settle any material claim, suit, action, or proceeding, except in the ordinary course of business, in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate, and that would not impose any material restriction on the business of it or its subsidiaries or the surviving corporation and its subsidiaries;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend the Astoria charter or bylaws or comparable governing documents of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize, or completely or partially liquidate or dissolve it or any of its subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales, or otherwise, or the manner in which the portfolio is classified or reported, or purchase any security rated below investment grade;

•	take any action that is intended or expected to result in a breach of Astoria’s obligations under the merger agreement to effect the merger;

•	implement or adopt any change in its accounting principles, practices, or methods, other than as may be required by generally accepted accounting principles;

•	(i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, and other banking and operating, securitization, and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation, or policies imposed by any governmental entity or (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice or that is in excess of $10 million in a single transaction, in each case, except pursuant to existing commitments; provided, that NYCB must respond to any request for a consent to make such loan or extension of credit in writing within three business days after the loan package is delivered to NYCB;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines, or policies imposed by any governmental entity

•	make, or commit to make, any capital expenditures in excess of $100,000 individually or $1 million in the aggregate;

•	other than in the ordinary course of business, make, change, or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment, or dispute, or surrender any material right to claim a refund of taxes;

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, NYCB may not, and NYCB may not permit any of its subsidiaries to, without prior written consent of Astoria (such consent not to be unreasonably withheld), undertake the following:

•	other than to increase the number of authorized shares of NYCB common stock to 900 million, amend the NYCB charter or NYCB bylaws in a manner that would adversely affect the economic benefits of the merger to the holders of Astoria common stock;

•	(i) adjust, split, combine, or reclassify any capital stock of NYCB, or (ii) make, declare, or pay any dividend, or make any other distribution on, any shares of NYCB common stock (except regular quarterly cash dividends by NYCB at a rate not in excess of $0.25 per share of NYCB common stock);

•	incur any indebtedness for borrowed money (other than indebtedness of NYCB or any of its wholly-owned subsidiaries to NYCB or any of its subsidiaries) that would reasonably be expected to prevent NYCB or its subsidiaries from assuming Astoria’s outstanding indebtedness;

•	(i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business or (ii) make loans, advances, or capital contributions to, or investments in, any other person, in each case of clauses (i) and (ii), that would reasonably be expected to prevent, impede, or materially delay the consummation of the merger, or (iii) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of NYCB;

•	take any action that is intended or expected to result in a breach of NYCB’s obligations under the merger agreement to effect the merger;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Regulatory Matters

NYCB and Astoria have agreed to cooperate and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all permits, consents, approvals, and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such government entities. However, in no event will NYCB or Astoria be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals, and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger. NYCB and Astoria have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to promptly keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Benefit Matters

Through the first anniversary of the closing date of the merger, NYCB has agreed to cause the surviving corporation to provide each Astoria continuing employee with (i) a base salary or base wage rate that is no less favorable than that provided by Astoria to the continuing employee immediately prior to the effective time of the merger, (ii) an annual short-term cash incentive opportunity that is substantially comparable to that which was provided by Astoria to the continuing employee immediately prior to the effective time of the merger, and (iii) other compensation, including long-term incentive opportunities, and employee benefits that are substantially comparable in the aggregate to either (A) those provided by Astoria to the continuing employee immediately prior to the effective time of the merger or (B) those provided by NYCB to similarly situated employees of NYCB. NYCB will, or will cause the surviving corporation to, provide to each continuing employee whose employment terminates during the 12-month period following the closing date of the merger with severance benefits equal to the greater of (1) the severance benefits for which the continuing employee was eligible immediately prior to the closing date of the merger under the applicable Astoria benefit plan and (2) the severance benefits for which the continuing employee would be eligible under the severance plans or policies of NYCB, in each case, determined (x) without taking into account any reduction after the closing of the merger in compensation paid to the continuing employee and (y) taking into account each continuing employee’s service with Astoria and, after the closing of the merger, NYCB.

Following the effective time of the merger, subject to certain customary exclusions, NYCB will or will cause the surviving corporation to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions, and waiting periods with respect to participation and coverage requirements under any employee benefit plans of NYCB or its subsidiaries in which any Astoria continuing employees are eligible to participate after the effective time of the merger (“new plans”), except to the extent they would apply under the analogous Astoria benefit plans, (ii) provide credit for any eligible expenses incurred prior to the effective time of the merger under an Astoria benefit plan (to the same extent that such credit was given under the analogous Astoria benefit plan prior to the effective time of the merger) in satisfying any applicable deductible, co-payment, or out-of-pocket requirements under any new plans, and (iii) recognize all service of Astoria continuing employees for all purposes in any new plan to the same extent that such service was taken into account under the analogous Astoria benefit plan prior to the effective time of the merger. NYCB also will, or will cause the surviving corporation to, assume and honor all Astoria benefit plans in accordance with their terms. Under the merger agreement, NYCB has acknowledged that a change in control (or similar phrase) within the meaning of Astoria’s benefit plans will occur as of the effective time of the merger.

At least 20 business days prior to the effective time of the merger, NYCB may request that Astoria terminate its 401(k) plan effective as of the day immediately prior to the effective time of the merger and contingent upon the occurrence of the closing under the merger agreement. In this event, Astoria continuing employees will be eligible to participate, effective as of the effective time of the merger, in an NYCB 401(k) plan, and will be permitted to make rollover contributions to the NYCB 401(k) plan.

Director and Officer Indemnification and Insurance

The merger agreement provides that following completion of the merger, NYCB and the surviving corporation each will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, officers, and employees of Astoria and its subsidiaries (in their capacity as such) against any costs and liabilities, whether arising before or after the effective time of the merger, arising in whole or in part out of the fact that such person is or was a director, officer, or employee of Astoria or its subsidiaries, and pertaining to matters existing or occurring at or prior to the effective time of the merger, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the surviving corporation to maintain, for a period of six years after completion of the merger, Astoria’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of Astoria and its subsidiaries arising from facts or events that occurred at or prior to the completion of the merger. However, the surviving corporation is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by Astoria for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then the surviving corporation will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Astoria, in consultation with NYCB, may (and, at NYCB’s request, will use its reasonable best efforts to) obtain at or prior to the effective time of the merger a six-year “tail” policy under Astoria’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap. If Astoria purchases such a “tail policy,” NYCB or the surviving corporation must maintain the policy in full force and effect and continue to honor its obligations under the policy.

Dividends

NYCB and Astoria must coordinate with the other for the declaration of any dividends in respect of NYCB common stock and Astoria common stock and the record dates and payment dates relating thereto to ensure that Astoria common stockholders do not fail to receive a dividend (or receive two dividends) in any one quarter. Starting with the second quarter of 2016, (i) Astoria’s board of directors will cause its regular quarterly dividend record dates and payments dates for Astoria common stock to be similar to the regular quarterly dividend record dates and payments dates for NYCB common stock, and (ii) NYCB’s board of directors will continue to pay dividends on NYCB common stock on substantially the same record and payment date schedules as have been utilized in the past.

Corporate Governance

On or prior to the effective time of the merger, NYCB’s board will cause the number of directors on the board of directors of the combined company to be increased by two and to appoint two Astoria directors designated by Astoria that are reasonably acceptable to NYCB’s board and its nominating and corporate governance committee to fill such vacancies: Monte N. Redman and Ralph F. Palleschi. On or prior to the effective time, the number of directors on the board of directors of the Community Bank will also be increased by two, constituted in the same manner and with the same individuals as the board of directors of the combined company. In addition, at or promptly following the effective time of the merger, NYCB will invite other members of Astoria’s board to serve as paid members of the board of the Astoria Bank Division of the Community Bank.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of NYCB common stock to be issued in the merger, access to information, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, and NYCB’s assumption of Astoria’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

Stockholder Meetings and Recommendation of Astoria’s and NYCB’s Boards of Directors

Each of Astoria and NYCB has agreed to hold a meeting of its stockholders for the purpose of voting upon adoption of the merger agreement as soon as reasonably practicable and upon other related matters. The board of directors of each of Astoria and NYCB has agreed to use its reasonable best efforts to obtain from its stockholders the vote required to adopt the merger agreement, including by communicating to its stockholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they adopt and approve the merger agreement and the transactions contemplated thereby. However, if the board of directors of Astoria or NYCB, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may (but shall not be required to) submit the merger agreement to its stockholders without recommendation (although the resolutions approving the merger agreement may not be rescinded or amended) and may communicate the basis for its lack of a recommendation to its stockholders in this joint proxy statement/prospectus or a supplemental amendment thereto to the extent required by law, provided that (1) it gives the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by Astoria’s board in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third-party in any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances); and (2) at the end of such notice period, the board of directors takes into account any amendment or modification to the merger agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Notwithstanding any change in recommendation by the board of directors of Astoria or NYCB, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the merger agreement to a vote of such stockholders. NYCB and Astoria shall use their reasonable best efforts to cooperate to hold the Astoria special meeting and the NYCB special meeting on the same day and at the same time as soon as reasonably practicable after the date of this agreement and to set the same record date for each such meeting. NYCB and Astoria must adjourn or postpone such meeting if there are insufficient shares of NYCB common stock or Astoria common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Astoria or NYCB, as applicable, has not received proxies representing a sufficient number of shares necessary for adoption of the merger agreement.

Agreement Not to Solicit Other Offers

Astoria has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors, and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal except to notify a person that has made or, to the knowledge of Astoria, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of Astoria’s obligations with respect to such acquisition proposals under the merger agreement. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal, or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries, or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Astoria, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of Astoria or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Astoria, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or other similar transaction involving Astoria or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Astoria.

However, in the event that prior to the adoption of the merger agreement by Astoria’s stockholders Astoria receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its subsidiaries’ officers, directors, agents, advisors, and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, Astoria enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between NYCB and Astoria, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Astoria. Astoria will, and will use its reasonable best efforts to, cause its and its subsidiaries’ officers, directors, agents, advisors, and representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of the merger agreement with any person other than NYCB with respect to any acquisition proposal. Astoria will promptly (within twenty-four hours) advise NYCB following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and will keep NYCB reasonably apprised of any related developments, discussions, and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal. In addition, Astoria has agreed to use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Conditions to Complete the Merger

NYCB’s and Astoria’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the adoption of the merger agreement by NYCB’s stockholders and by Astoria’s stockholders;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the NYCB common stock to be issued upon the consummation of the merger;

•	the receipt of necessary regulatory approvals contemplated by the merger agreement, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company, and the expiration of all statutory waiting periods in respect thereof, without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the NYCB common stock to be issued upon the consummation of the merger, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•	the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction, or decree enacted, entered, promulgated, or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect);

•	the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); and

•	receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Astoria nor NYCB can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither Astoria nor NYCB has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of NYCB and Astoria, if the board of directors of each so determines by a vote of a majority of the members of its entire board;

•	by either NYCB or Astoria, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting, or making illegal, the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either NYCB or Astoria, if the merger has not been completed on or before December 31, 2016 (which we refer to as the “outside date”), unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either the board of directors of NYCB or the board of directors of Astoria (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the outside date);

•	by Astoria if, prior to obtaining the approval of the NYCB stockholders of the NYCB merger proposal, (i) the board of directors of NYCB fails to recommend in the joint proxy statement that the stockholders of NYCB adopt this agreement and approve the issuance of shares of NYCB common stock in connection with the merger, or withdraws, modifies or qualifies such recommendation in a manner adverse to Astoria, or publicly discloses that it has resolved to do so, or (ii) NYCB or its board of directors has breached its obligations with respect to the NYCB’s stockholder approvals required by the merger agreement in any material respect (we refer to any actions taken by the NYCB board of directors under clauses (i) or (ii) of this paragraph as an “NYCB board of directors change of recommendation”); or

•

by NYCB if, prior to obtaining the approval of the Astoria common stockholders of the Astoria merger proposal, (i) the board of directors of Astoria (A) fails to recommend in the joint proxy statement that the stockholders of Astoria adopt this agreement, or withdraws, modifies, or qualifies such recommendation in a manner adverse to NYCB, or publicly discloses that it has resolved to do so, or fails to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms thereof or (B) recommends or endorses an acquisition proposal, or fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (ii) Astoria or its board of directors has breached its obligations with respect to the Astoria common stockholder approvals required by the merger agreement in any material respect (we refer to any actions taken by the Astoria board of directors under clauses (i) or (ii) of this paragraph as an “Astoria board of directors change of recommendation”).

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both NYCB and Astoria will remain liable for any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement (which, for Astoria, includes loss of economic benefits of the merger, including the loss of the premium for Astoria common stockholders and holders of Astoria equity awards) and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of termination fee and the confidential treatment of information.

Termination Fee

Astoria will pay NYCB a termination fee if the merger agreement is terminated in the following circumstances:

•	In the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of Astoria or has been made directly to its stockholders generally, or any person shall have publicly announced (and not withdrawn) an acquisition proposal with respect to Astoria and (A) thereafter the merger agreement is terminated by either NYCB or Astoria because the merger has not been completed prior to the outside date, and Astoria has failed to obtain the required vote of its stockholders at the duly convened special meeting of Astoria’s common stockholders or any adjournment or postponement thereof at which a vote on the adoption of the merger agreement is taken or (B) thereafter the merger agreement is terminated by NYCB as a result of a willful breach of the merger agreement by Astoria that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, and (C) prior to the date that is twelve months after the date of such termination, Astoria enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Astoria will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay NYCB, by wire transfer of same day funds, a fee equal to $69.5 million (the “termination fee”) (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

•	Astoria will pay NYCB by wire transfer of same day funds the termination fee in the event that NYCB terminates the agreement because of an Astoria board of directors change of recommendation.

NYCB will pay Astoria by wire transfer of same day funds the termination fee if the merger agreement is terminated in the following circumstance:

•	In the event that Astoria terminates the agreement because of an NYCB board of directors change of recommendation.

Expenses and Fees

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be borne equally by NYCB and Astoria.

Amendment, Waiver, and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the respective boards of directors of NYCB and Astoria at any time before or after approval of the matters presented in connection with the merger by the stockholders of NYCB and Astoria, except that after adoption of the merger agreement by the respective stockholders of NYCB or Astoria, there may not be, without further approval of such stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the completion of the merger, the respective boards of directors of NYCB and Astoria may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after adoption of the merger agreement by the respective stockholders of NYCB or Astoria, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC 805-10-05-01 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: a) identifying the acquirer; b) determining the acquisition date; c) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and d) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, NYCB (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of certain material U.S. federal income tax consequences of the merger to holders of Astoria common stock that exchange their shares of Astoria common stock for shares of NYCB common stock and cash in the merger and to holders of depositary shares whose interests in Astoria preferred stock are converted into interests in NYCB preferred stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to holders of Astoria common stock or depositary shares representing shares of Astoria preferred stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Code; partnerships; S corporations or other pass-through entities or investors in partnerships; regulated investment companies; real estate investment trusts; controlled foreign corporations; passive foreign investment companies; former citizens or residents of the United States; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders who hold shares of Astoria common stock or depositary shares representing shares of Astoria preferred stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders who acquired Astoria common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; holders who exercise appraisal rights; or holders who actually or constructively own more than 5% of Astoria’s voting stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Astoria common stock or Astoria preferred stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source. Additionally, for purposes of this discussion, a reference to a holder or U.S. holder of Astoria preferred stock means a holder or U.S. holder of depositary shares representing shares of Astoria preferred stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of Astoria common stock or Astoria preferred stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of Astoria common stock or Astoria preferred stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within NYCB’s or Astoria’s control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

To the extent this section consists of statements as to matters of U.S. tax law, this section is the opinion of Sullivan & Cromwell, LLP and the opinion of Wachtell, Lipton, Rosen  & Katz.

Tax Consequences of the Merger Generally

Subject to the limitations, assumptions and qualifications described herein, Sullivan & Cromwell, LLP, counsel to NYCB, and Wachtell, Lipton, Rosen & Katz, counsel to Astoria, are of the opinion that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is a condition to the obligation of NYCB to complete the merger that NYCB receive an opinion from Sullivan & Cromwell LLP, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Astoria to complete the merger that Astoria receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by NYCB and Astoria and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (which we refer to as the “IRS”) or any court. NYCB and Astoria have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Tax Consequences to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders of Astoria common stock and Astoria preferred stock.

U.S. Holders of Astoria Common Stock

If you are a U.S. holder of Astoria common stock:

•	you will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the NYCB common stock and cash you receive exceeds your tax basis in your Astoria common stock, and (2) the amount of cash you receive (in each case excluding any cash received instead of fractional shares of NYCB common stock, which shall be treated as discussed below);

•	the aggregate tax basis of the NYCB common stock that you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the shares of Astoria common stock you surrender in the merger, decreased by the amount of cash you receive in the merger (excluding any cash received instead of fractional shares of NYCB common stock), and increased by the amount of gain you recognize on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding any gain recognized with respect to fractional shares of NYCB common stock for which cash is received, as described below; and

•	the holding period for the shares of NYCB common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period of the shares of Astoria common stock that you surrender in the merger.

If you acquired different blocks of Astoria common stock at different times or at different prices, the NYCB common stock you receive will be allocated pro rata to each block of Astoria common stock, and the basis and holding period of each block of NYCB common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Astoria common stock exchanged for such block of NYCB common stock.

Gain that you recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if you have held your Astoria common stock for more than one year as of the date of the merger. Long-term capital gains of certain non-corporate holders of Astoria common stock, including individuals, are generally taxed at preferential rates. In some cases, if a holder actually or constructively owns NYCB common stock other than NYCB common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, you should consult your tax advisor regarding the application of the foregoing rules to your particular circumstances.

If you receive cash instead of a fractional share of NYCB common stock, you generally will be treated as having received such fractional share of NYCB common stock pursuant to the merger and then as having sold such fractional share of NYCB common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in your fractional share of NYCB common stock as set forth above. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of Astoria common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate holders of Astoria common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

U.S. Holders of Astoria Preferred Stock

If you are a U.S. holder of Astoria preferred stock whose shares of Astoria preferred stock are converted into shares of NYCB preferred stock, you should not recognize gain or loss upon the merger.

U.S. holders of Astoria preferred stock are urged to consult their own tax advisors about the tax consequences of the conversion of Astoria preferred stock into NYCB preferred stock.

Backup Withholding and Information Reporting

If you are a non-corporate holder of Astoria common stock or Astoria preferred stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. Backup withholding may be imposed on the above payments if you are a U.S. holder that (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules or establish an exemption. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

Holders of Astoria common stock and Astoria preferred stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information and explanatory notes show the historical financial positions and results of operations of NYCB and Astoria, and have been prepared to illustrate the effects of the merger involving NYCB and Astoria under the acquisition method of accounting with NYCB treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Astoria, as of the effective date of the merger, will be recorded by NYCB at their respective fair values and the excess of the merger consideration over the fair value of Astoria’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of December 31, 2015 is presented as if the merger with Astoria had occurred on December 31, 2015. The unaudited pro forma condensed combined income statements for the fiscal year ended December 31, 2015 and the fiscal year ended December 31, 2014 are presented as if the merger had occurred on January 1, 2014, the first day of the NYCB 2014 fiscal year. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed combined financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Astoria’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of NYCB’s stock varies from the assumed $19.16 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial statements should be read together with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;

•	NYCB’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2015, included in NYCB’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	Astoria’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2015 included in Astoria’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	Other information pertaining to NYCB and Astoria contained in or incorporated by reference into this joint proxy statement/prospectus. See “Selected Consolidated Historical Financial Data of NYCB” and “Selected Consolidated Historical Financial Data of Astoria” included elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of December 31, 2015

(Dollars in thousands)	NYCB Historical	Astoria Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
ASSETS
Cash and due from banks	$537,674	$200,538	$(51,079)	A	$687,133
Securities available for sale	204,255	416,798	—		621,053
Securities held to maturity	5,969,390	2,296,799	(5,442)	B	8,260,747
Loans held for sale	367,221	8,960	—		376,181
Loans held for investment	37,823,293	11,153,081	(308,385)	C	48,667,989
Allowance for loan losses	(178,519)	(98,000)	98,000	D	(178,519)

Loans held for investment, net	37,644,774	11,055,081	(210,385)		48,489,470
Federal Home Loan Bank of New York stock, at cost	663,971	131,137	—		795,108
Premises and equipment	322,307	109,758	56,000	E	488,065
FDIC loss share receivable	314,915	—	—		314,915
Goodwill	2,436,131	185,151	680,134	F	3,301,416
Core deposit intangibles	2,599	—	69,485	G	72,084
Bank owned life insurance	931,627	439,646	—		1,371,273
Other assets	922,932	232,343	125,857	H	1,281,132

Total Assets	$50,317,796	$15,076,211	$664,570		$66,583,577

LIABILITIES
Deposits	$28,426,758	$9,106,027	$32,490	I	$37,565,275
Wholesale borrowings	15,389,800	3,715,000	208,370	J	19,313,170
Junior subordinated debentures	358,605	—	—		358,605
Senior unsecured notes	—	249,222	—		249,222
Other liabilities	207,937	342,514	—		550,451

Total Liabilities	$44,383,100	$13,412,763	$240,860		$58,036,723
STOCKHOLDERS’ EQUITY
Common stock	$4,850	$1,665	$(643)	K	$5,872
Preferred stock	—	129,796	—		129,796
Paid-in capital in excess of par	6,023,882	902,349	1,053,991	L	7,980,222
(Accumulated deficit) retained earnings	(36,568)	2,045,391	(2,045,391)	M	(36,568)
Treasury stock, at cost	(447)	(1,357,136)	1,357,136	N	(447)
Accumulated other comprehensive loss, net of tax	(57,021)	(58,617)	58,617	O	(57,021)

Total stockholders’ equity	5,934,696	1,663,448	423,710		8,021,854

Total liabilities and stockholders’ equity	$50,317,796	$15,076,211	$664,570		$66,058,577

Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended

December 31, 2015

(Dollars in thousands except per share amounts)	NYCB Historical	Astoria Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
Interest income:
Mortgage and other loans	$1,441,462	$404,463	$56,527	P	$1,902,452
Securities and money market investments	250,122	68,953	1,088	Q	320,163

Total interest income	1,691,584	473,416	57,615		2,222,615

Interest expense:
Deposits	160,149	37,343	(14,607)	R	182,885
Borrowed funds (1)	1,123,360	95,784	(21,852)	S	1,197,292

Total interest expense	1,283,509	133,127	(36,459)		1,380,177

Net interest income	408,075	340,289	94,074		842,438
Recovery of loan losses	(15,004)	(12,072)	—		(27,076)

Net interest income after recovery of loan losses	423,079	352,361	94,074		869,514

Non-interest income:
Mortgage banking income	54,113	4,222	—		58,335
Fee income	34,058	35,117	—		69,175
Bank owned life insurance	27,541	8,878	—		36,419
Net gain on sales on securities	4,054	72	—		4,126
Other	90,997	6,307	—		97,304

Total non-interest income	210,763	54,596	—		265,359

Non-interest expense:
Compensation and benefits	342,624	152,924	—		495,548
Occupancy and equipment	102,435	76,801	5,600	T	184,836
General and administrative	170,541	59,358	—		229,899
Amortization of core deposit intangibles	5,344	—	12,634	U	17,978

Debt repositioning charge	141,209	—	—		141,209

Merger-related expenses	3,702	—	—		3,702

Total non-interest expenses	765,855	289,083	18,234		1,073,172

(Loss) income before income taxes	(132,013)	117,874	75,840		61,701
Income tax (benefit) expense	(84,857)	29,799	28,820	V	(26,238)

Net (loss) income (2)	$(47,156)	88,075	$47,020		$87,939

Preferred stock dividends	—	8,775	—		8,775
Net (loss) income available to common shareholders	$(47,156)	$79,300	$47,020		$79,164

Basic (loss) earnings per share (3)	$(0.11)	$0.79			$0.14
Diluted (loss) earnings per share (3)	(0.11)	0.79			0.14
Dividends declared per common share	1.00	0.16			1.00
Weighted average common shares:
Basic	448,982,223	99,612,473			551,909,082
Diluted	448,982,223	99,969,838			551,909,082

(1)	Borrowed funds expense for NYCB historical includes a debt repositioning charge of $773.8 million.
(2)	Net (loss) income for NYCB historical includes a one-time after-tax debt repositioning charge of $546.8 million and after-tax merger-related expenses of $3.2 million. See “The Merger—NYCB Balance Sheet Repositioning.”
(3)	Basic and diluted (loss) earnings per share for NYCB historical includes an after-tax debt repositioning charge of $1.22 per basic and diluted share and after-tax merger-related expenses of $0.01 per basic and diluted share.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Description of Transaction

On October 29, 2015, NYCB and Astoria announced that they had entered into a merger agreement pursuant to which Astoria will be merged with and into NYCB, with NYCB continuing as the surviving corporation. Immediately following the completion of the merger, Astoria Bank, a wholly-owned bank subsidiary of Astoria, will merge with and into the Community Bank, a wholly-owned bank subsidiary of NYCB, with the Community Bank continuing as the surviving bank.

In the merger, each share of Astoria common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Astoria common stock held by Astoria or NYCB and shares of Astoria common stock held by stockholders who properly exercise appraisal rights, will be converted into the right to receive one share of NYCB common stock, par value $0.01 per share, and $0.50 in cash. No fractional shares of NYCB common stock will be issued in connection with the merger.

Note 2—Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting giving effect to the merger involving NYCB and Astoria, with NYCB as the acquirer. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The unaudited pro forma condensed combined financial information provides for the issuance of 102,158,730 shares of NYCB common stock in connection with the merger based on the number of shares of Astoria common stock outstanding and reserved for issuance under various equity plans as of December 31, 2015, and the one for one exchange ratio. The estimated 102,158,730 shares of NYCB common stock to be issued in connection with the merger reflects NYCB’s current estimate of the number of shares NYCB expects to issue and does not include shares of Astoria common stock that are available for future grant but not expected to be granted prior to the completion of the merger. Based on NYCB’s closing stock price on October 28, 2015, the value of the aggregate stock consideration would be approximately $2 billion.

Under the acquisition method of accounting, the assets and liabilities of Astoria will be recorded at the respective fair values on the merger date. The fair value on the merger date represents management’s best estimates based on available information and facts and circumstances in existence on the merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Astoria’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of NYCB’s stock varies from the assumed $19.16 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both NYCB and Astoria are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

Note 3—Estimated Merger and Integration Costs

In connection with the merger, the plan to integrate NYCB’s and Astoria’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. NYCB and Astoria are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems, and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of Astoria’s employees, vacating Astoria’s leased premises, changing information systems, canceling contracts between Astoria and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Astoria. Additionally, as part of our formulation of the integration plan, certain actions regarding existing NYCB information systems, premises, equipment, benefit plans, supply chain methodologies, supplier contracts, and involuntary termination of personnel may be taken. NYCB expects to incur merger-related expenses including system conversion costs, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. We estimated the merger related costs to be approximately $180 million and expect they will be incurred primarily in fiscal year 2016, which are not reflected in the accompanying pro forma financial information.

Note 4—Estimated Annual Cost Savings

NYCB and Astoria expect to realize approximately $150 million in annual pre-tax cost savings following the merger, which management expects to be phased-in over a two-year period, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. These cost savings are not reflected in the presented pro forma financial information.

Note 5—Pro Forma Merger Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 38% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

Balance Sheet

(Dollars in thousands)

A. Adjustments to cash
To reflect payment of cash component of consideration ($0.50 per share)	$(51,079)

B. Adjustment to investment portfolio
To reflect mark down on the fair value of the held-to-maturity investment securities portfolio	$(5,442)

C. Adjustments to loans, net of unearned income
To reflect expected credit loss in Astoria’s loan portfolio	$(150,312)
To reflect interest rate mark down on the value of Astoria’s loan portfolio	(158,073)

$(308,385)

D. Adjustment to allowance for loan losses
To remove Astoria’s allowance at merger date as the credit risk is contemplated in the fair value adjustment in adjustment C above	$98,000

E. Adjustment to premises and equipment
To reflect estimated fair value of Astoria’s properties at merger date, based on third-party estimates	$56,000
F. Adjustments to goodwill
To reflect elimination of Astoria’s goodwill at merger date	$(185,151)
To reflect goodwill created as a result of the merger	865,285

$680,134

G. Adjustment to core deposit intangible
To record the estimated fair value of acquired identifiable intangible assets related to Astoria’s non-time deposits, based on third-party estimates. The acquired core deposit intangible will be amortized over 10 years using the sum-of-the-years-digits method	$69,485

H. Adjustments to other assets
To reflect net deferred tax asset as a result of the merger fair value adjustments:
Adjustment to investment securities	$2,068
Adjustment to loans—expected credit losses	57,119
Adjustment to loans—interest rate mark	60,067
Adjustment to allowance for loan losses	(37,240)
Adjustment to premises and equipment	(21,280)
Adjustment to core deposit intangibles	(26,404)
Adjustment to deposits	12,346
Adjustment to borrowed funds	79,181

Total deferred taxes at NYCB’s estimated rate of 38%	$125,857

I. Adjustment to deposits
To reflect fair value at merger date based on current market rates for similar products.	$32,490

J. Adjustment to borrowed funds
To reflect fair value at merger date based on current market rates for similar products.	$208,370

K. Adjustments to common stock
To eliminate historical Astoria’s common stock	$(1,665)
To reflect issuance of New York Community common stock to Astoria shareholders	1,022

$(643)

L. Adjustments to paid-in capital in excess of par
To eliminate Astoria’s paid-in capital in excess of par	$(902,349)
To reflect issuance of NYCB common stock to Astoria shareholders	1,956,340

$1,053,991

M. Adjustment to retained earnings
To eliminate Astoria’s retained earnings	$(2,045,391)

N. Adjustment to treasury stock, at cost
To eliminate Astoria’s treasury stock, at cost	$1,357,136

O. Adjustment to accumulated other comprehensive loss, net of tax
To eliminate Astoria’s accumulated other comprehensive income	$58,617

Income Statement

(Dollars in thousands)

Year Ended December 31, 2015
P. Adjustment to loan interest income
To reflect accretion of loan discount from fair value adjustments over the estimated remaining terms to maturity of the loans	$56,527

Q. Adjustment to securities interest income
To reflect accretion of investment securities discount from fair value adjustment	$1,088

R. Adjustment to deposit interest expense
To reflect amortization of deposit premium resulting from deposit fair value adjustment over the remaining terms to maturity of the deposits	$(14,607)

S. Adjustment to borrowed funds interest expense
To reflect amortization of borrowed funds premium resulting from borrowed funds fair value adjustment	$(21,852)

T. Adjustment to occupancy and equipment expense
To reflect additional depreciation expense resulting from premises and equipment fair value adjustment. Depreciation based on estimated useful life of 10 years	$5,600

U. Adjustment to amortization of core deposit intangibles
To reflect amortization of acquired identifiable intangible assets based on amortization period of 10 years and using the sum-of-the-years-digits method of amortization	$12,634

V. Adjustment to income tax expense
To reflect the income tax effect of pro forma adjustments at estimated statutory tax rate of 38%	$28,820

Note 6—Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 102,158,730 shares of NYCB common stock and cash of approximately $51.1 million and totaling approximately $2.0 billion. The merger will be accounted for using the acquisition method of accounting; accordingly NYCB cost to acquire Astoria will be allocated to the assets (including identifiable intangible assets) and liabilities of Astoria at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

Preliminary Purchase Accounting Allocation

(Dollars in thousands)	December 31, 2015
Total pro forma purchase price	$2,008,441

Fair value of assets acquired:
Cash and cash equivalents	$200,538
Investment securities	2,708,155
Federal Home Bank stock at cost	131,137
Loans held for sale	8,960
Loans, net of unearned income	10,844,696
Bank-owned life insurance	439,646
Premises and equipment, net	165,758
Goodwill	865,285
Core deposit intangible, net	69,485
Other assets	358,200

Total assets acquired	$15,791,860
Fair value of liabilities and equity assumed:
Deposits	$9,138,517
Wholesale borrowings	3,923,370
Other borrowings	249,222
Other liabilities	342,514
Preferred stock	129,796

Total liabilities assumed	$13,783,419

Fair value of net assets acquired	$2,008,441

DESCRIPTION OF CAPITAL STOCK OF NYCB

As a result of the merger, Astoria common stockholders who receive shares of NYCB common stock in the merger will become stockholders of NYCB. Your rights as stockholder of NYCB will be governed by the DGCL, the NYCB charter, and the NYCB bylaws. The following briefly summarizes the material terms of NYCB common stock that will be issued in connection with the merger. We urge you to read the applicable provisions of the DGCL, the NYCB charter, and the NYCB bylaws. Copies of NYCB’s and Astoria’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

NYCB is currently authorized to issue 600 million shares of its common stock, $0.01 par value. NYCB is also authorized to issue five million shares of its preferred stock, $0.01 par value. As of the NYCB record date, there were 486,357,792 shares of NYCB common stock outstanding, and no shares of NYCB preferred stock outstanding.

In connection with the merger, NYCB is asking its stockholders to approve an amendment to the NYCB charter to increase the number of authorized shares of its common stock by 300 million to 900 million.

Common Stock

Listing

NYCB common stock is listed on the NYSE and traded under the symbol “NYCB.” Following the merger, shares of NYCB common stock will continue to be traded on the NYSE.

Dividends

Holders of NYCB common stock are entitled to receive dividends ratably when, as, and if declared by the NYCB’s board of directors from assets legally available therefor, after payment of all dividends on preferred stock, if any is outstanding. Under Delaware law, NYCB may pay dividends out of surplus or, if there is no surplus, out of NYCB’s net profits for the fiscal year in which declared and/or for the preceding fiscal year. Dividends paid by NYCB’s subsidiary banks are the primary source of funds available to NYCB for payment of dividends to NYCB stockholders and for other needs. The declaration and amount of future dividends will depend on circumstances existing at the time, including NYCB’s earnings, financial condition, and capital requirements, as well as regulatory limitations and such other factors as NYCB’s board of directors deems relevant.

On a stand-alone basis, NYCB’s principal assets and sources of income consist of investments in NYCB’s operating subsidiaries, which are separate and distinct legal entities. NYCB generally pays quarterly dividends on its common stock depending on its financial results, determinations by its board of directors, and certain regulatory requirements. Due to the charge related to NYCB’s balance sheet repositioning, described above in “The Merger—Balance Sheet Repositioning,” any future dividends paid by NYCB over the next four quarters will require regulatory clearance.

Voting Rights

The holders of NYCB common stock are entitled to one vote per share on all matters presented to stockholders.

The NYCB charter provides that, with limited exception, stockholders who beneficially own in excess of 10% of the then-outstanding shares of common stock of NYCB are not entitled to any vote with respect to shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. Holders of NYCB common stock are not entitled to cumulate their votes in the election of directors.

The NYCB charter requires an 80% stockholder vote to amend or repeal certain provisions of the NYCB charter and bylaws, including provisions regarding the repeal or amendment of the certificate of incorporation, limitations on voting of holders of more than 10% of NYCB’s common stock, stockholder action by written consent, persons authorized to call special meetings of NYCB common stockholders, classification and removal of directors and the filling of board vacancies, the adoption, amendment, or repeal of NYCB’s bylaws, the approval of certain business combinations, considerations of the NYCB board of directors in connection with an offered business combination and officer indemnification by NYCB. Except as to the provision regarding the considerations of the Astoria board of directors in connection with an offered business combination, the Astoria charter requires an 80% stockholder vote to amend or repeal the same provisions as the NYCB charter.

The NYCB bylaws require an 80% stockholder vote for NYCB stockholders to amend, alter, or repeal any provisions of the NYCB bylaws. The Astoria bylaws include the same provision.

No Preemptive or Conversion Rights

The holders of NYCB common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by NYCB before such securities are offered to others. The absence of preemptive rights increases NYCB’s flexibility to issue additional shares of common stock in connection with NYCB’s acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of NYCB common stock are not entitled to any redemption privileges, sinking fund privileges, or conversion rights.

Liquidation

Upon liquidation, dissolution, or winding-up of the affairs of NYCB, holders of NYCB common stock are entitled to receive their pro rata portion of the remaining assets of NYCB after the holders of NYCB preferred stock, if any, have been paid in full any sums to which they may be entitled.

Certain Charter and Bylaw Provisions Affecting NYCB Common Stock

NYCB’s charter and bylaws contain several provisions that may make NYCB a less attractive target for an acquisition of control by anyone who does not have the support of NYCB’s board of directors. Such provisions include, among other things, the NYCB Limit, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions, a minimum price provision, several special procedural rules, a staggered board of directors, and the limitation that stockholder actions may only be taken at a meeting and may not be taken by unanimous written stockholder consent.

Business Combinations with Interested Stockholders

NYCB’s charter provides that any “Business Combination” (as defined below) involving NYCB and an Interested Stockholder (as defined below) must be approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote, unless either a majority of the “Disinterested Directors” (as defined in the NYCB charter) of NYCB has approved the Business Combination or the terms of the proposed Business Combination satisfy certain minimum price and other standards. For purposes of these provisions, an “Interested Stockholder” includes:

•	any person (with certain exceptions) who is the “Beneficial Owner” (as defined in the NYCB charter) of more than 10% of NYCB’s common stock;

•	any affiliate of NYCB which is the Beneficial Owner of more than 10% of NYCB’s common stock during the prior two years; or

•	any transferee of any shares of NYCB’s common stock that were beneficially owned by an “Interested Stockholder” during the prior two years.

For purposes of these provisions, a “Business Combination” is defined to include:

•	any merger or consolidation of NYCB or any subsidiary with or into an Interested Stockholder or affiliate of an Interested Stockholder;

•	the disposition of the assets of NYCB or any subsidiary having an aggregate value of 25% or more of the combined assets of NYCB and its subsidiaries;

•	the issuance or transfer by NYCB or any subsidiary of any of its securities to any Interested Stockholder or affiliate of an Interested Stockholder in exchange for cash, securities, or other property having an aggregate value of 25% or more of the outstanding common stock of NYCB and its subsidiaries;

•	any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities owned by an Interested Stockholder or affiliate of an Interested Stockholder; and

•	the adoption of any plan for the liquidation or dissolution of NYCB proposed by, or on behalf of, an Interested Stockholder or an affiliate of an Interested Stockholder.

This provision is intended to deter an acquiring party from utilizing two-tier pricing and similar coercive tactics in an attempt to acquire control of NYCB. However, it is not intended to, and will not, prevent or deter all tender offers for shares of NYCB.

Business Combination Statutes and Provisions

Section 203 of the DGCL prohibits business combinations, including mergers, sales and leases of assets, issuances of securities, and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation, and (b) shares held by specified employee benefit plans;

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66-2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•	the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals, and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the DGCL.

Neither the NYCB charter nor its bylaws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203 of the DGCL.

Restrictions on Ownership

The BHC Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of NYCB. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of NYCB. In addition, the Change in Bank Control Act of

1978, as amended, prohibits an individual or group of individuals from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as NYCB, could constitute acquisition of control of the bank holding company. New York law generally requires the prior approval of the DFS before a person, group of persons, or company may acquire 10% or more of the voting stock of NYCB or otherwise exercise a controlling influence.

For more information regarding the rights of holders of NYCB common stock, see “Comparison of Stockholders’ Rights.”

DESCRIPTION OF NEW NYCB PREFERRED STOCK

Upon completion of the merger, Astoria’s 6.50% Non-Cumulative, Perpetual Preferred Stock, Series C, or the Astoria preferred stock, will be converted into NYCB’s 6.50% Non-Cumulative, Perpetual Preferred Stock, Series A, or the NYCB preferred stock. But for the par value of the securities, the NYCB preferred stock will have terms that are identical to the terms of the outstanding Astoria preferred stock. The following briefly summarizes the terms and provisions of the NYCB preferred stock.

Preferred Stock

The NYCB charter currently authorizes NYCB’s board of directors, without further stockholder action, to issue up to five million shares of preferred stock, par value $0.01 per share, in series, and to fix the designation, powers, preferences, and rights of the shares of such series and any qualifications, limitations, or restrictions thereof, without further vote or action by NYCB stockholders. NYCB may amend from time to time the NYCB charter to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of the common stock, without a vote of the holders of preferred stock, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation. As of the date of this joint proxy statement/prospectus, there are no shares of NYCB preferred stock outstanding.

Series A Preferred Stock

Upon the completion of the merger and the conversion of NYCB preferred stock, the NYCB preferred stock will be the only series of NYCB issued preferred stock. Shares of NYCB preferred stock, upon issuance in exchange for Astoria preferred stock, will be validly issued, fully paid, and nonassessable. The depositary will be the sole holder of shares of NYCB preferred stock. The holders of NYCB depositary shares will be required to exercise their proportional rights in the NYCB preferred stock through the depositary.

With respect to the payment of dividends and distributions upon liquidation, dissolution, or winding-up of NYCB’s business and affairs, the NYCB preferred stock will rank (i) senior to NYCB common stock, (ii) pari passu with each other series of NYCB preferred stock which expressly provides in the certificate of designations creating such preferred stock that it will rank pari passu with the NYCB preferred stock, and (iii) junior to all existing and future indebtedness and other non-equity claims on NYCB, and to each other series of NYCB preferred stock which expressly provides in the certificate of designations creating such preferred stock that it will rank senior to the NYCB preferred stock.

The NYCB preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of NYCB capital stock or other securities. The NYCB preferred stock will be perpetual and will have no maturity date.

Dividends

Dividends on the NYCB preferred stock will not be cumulative and will not be mandatory. If the NYCB board of directors (or a duly authorized committee of the NYCB board of directors) does not declare a dividend on the NYCB preferred stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period, no dividend shall be payable on the applicable dividend payment date, and NYCB will have no obligation to pay any dividend for that dividend period, whether or not the NYCB board of directors (or a duly authorized committee of the NYCB board of directors) declares a dividend for any future dividend period with respect to the NYCB preferred stock or at any future time with respect to any other class or series of NYCB capital stock.

References to the “accrual” (or similar terms) of dividends in this joint proxy statement/prospectus refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

Holders of NYCB preferred stock will be entitled to receive, when, as, and if declared by the NYCB board of directors (or a duly authorized committee of the NYCB board of directors), out of assets legally available for the payment of dividends under the DGCL, non-cumulative cash dividends at a rate equal to 6.50% of the $1,000 per share liquidation amount of the NYCB preferred stock (equivalent to $25 per depositary share) per annum, payable in arrears on each dividend payment date with respect to the dividend period (or portion thereof) ending on the day preceding such respective dividend payment date.

If declared by the NYCB board of directors (or a duly authorized committee of the NYCB board of directors), NYCB will pay dividends on the NYCB preferred stock quarterly on January 15, April 15, July 15, and October 15 of each year, beginning after the closing of the merger, each such date referred to as a dividend payment date. If any dividend payment date falls on a day other than a business day, then any dividend declared and otherwise payable on that dividend payment date will be paid on the next business day without any adjustment to the amount of dividends paid. A business day means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.

A dividend period for the NYCB preferred stock is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period for shares of the NYCB preferred stock issued upon completion of the merger will commence on the last dividend payment date prior to the closing of the merger. Dividends payable on the NYCB preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. NYCB will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the NYCB preferred stock.

Dividends will be payable to holders of record of NYCB preferred stock as they appear on the NYCB stock register on the applicable dividend record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, no more than 60 calendar days nor less than 10 calendar days before the applicable dividend payment date, as shall be fixed by the NYCB board of directors (or a duly authorized committee of the NYCB board of directors). A dividend record date established for the NYCB preferred stock need not be a business day. The corresponding record dates for the NYCB depositary shares will be the same as the record dates for the NYCB preferred stock.

Dividends on the NYCB preferred stock will cease to accrue on the redemption date, if any, as described below under “—Redemption.”

Priority Regarding Dividends

So long as any share of NYCB preferred stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of NYCB preferred stock, and (ii) NYCB is not in default on its obligation to redeem any shares of NYCB preferred stock that have been called for redemption:

•	no dividend shall be declared, paid, or set aside for payment, and no distribution shall be declared, made or set aside for payment on any junior stock (as defined below) (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•

no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by NYCB, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of junior stock for or into other junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the issuance of the shares, including under a contractually binding stock repurchase plan (including a so-called Rule 10b5-1(c) purchase plan), or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by NYCB; and

•	no shares of dividend parity stock (as defined below) shall be repurchased, redeemed, or otherwise acquired for consideration by NYCB, directly or indirectly, other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the NYCB preferred stock and such dividend parity stock, (ii) as a result of a reclassification of dividend parity stock for or into other dividend parity stock, (iii) the exchange or conversion of dividend parity stock for or into other dividend parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of dividend parity stock, (v) purchases of shares of dividend parity stock pursuant to a contractually binding requirement to buy dividend parity stock existing prior to the issuance of the shares, including under a contractually binding stock repurchase plan (including a so-called Rule 10b5-1(c) purchase plan), or (vi) the purchase of fractional interests in shares of dividend parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by NYCB.

When dividends are not paid in full upon the shares of NYCB preferred stock and any dividend parity stock, all dividends paid or declared for payment on a dividend payment date with respect to the NYCB preferred stock and the dividend parity stock will be shared based on the ratio between the then-current dividends due on shares of NYCB preferred stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock, and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities, or otherwise) as may be determined by the NYCB board of directors (or a duly authorized committee of the NYCB board of directors) may be declared and paid on any class or series of junior stock or any dividend parity stock from time to time out of assets legally available for such payment, and the holders of NYCB preferred stock will not be entitled to participate in any such dividend. Holders of the NYCB preferred stock will not be entitled to receive any dividends not declared by the NYCB board of directors (or a duly authorized committee of the NYCB board of directors) and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared.

As used in this joint proxy statement/prospectus, “junior stock” means NYCB common stock and any other class or series of NYCB capital stock now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that it ranks pari passu with or senior to the NYCB preferred stock as to (i) payment of dividends and (ii) distributions upon NYCB liquidation’s, dissolution, or winding-up.

As used in this joint proxy statement/prospectus, “dividend parity stock” means any class or series of NYCB capital stock now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that it ranks pari passu with the NYCB preferred stock as to the payment of dividends (regardless whether such capital stock bears dividends on a non-cumulative or cumulative basis).

Restrictions on the Payment of Dividends

The payment of dividends on the NYCB preferred stock is subject to the priority provisions and other restrictions described above in “—Dividends.” NYCB’s ability to pay dividends on the NYCB preferred stock is also dependent on NYCB’s ability to receive dividends from its subsidiaries.

Further, dividends on the NYCB preferred stock will not be declared, paid, or set aside for payment if NYCB fails to comply, or if and to the extent such act would cause NYCB to fail to comply, with applicable laws and regulations, including any capital adequacy guidelines or regulations of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency (as defined in Section 3(q) of the Federal Deposit Insurance Act)). The Certificate of Designations creating the NYCB preferred stock explicitly provides that dividends on the NYCB preferred stock may not be declared or set aside for payment if and to the extent such dividends would cause NYCB to fail to comply with the applicable capital adequacy guidelines.

Redemption

No Mandatory Redemption

The NYCB preferred stock is perpetual and has no maturity date. The NYCB preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions.

Neither the holders of NYCB preferred stock nor holders of NYCB depositary shares will have the right to require the redemption or repurchase of the NYCB preferred stock.

Optional Redemption

NYCB may redeem the NYCB preferred stock at its option, subject to approval from the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency), through a resolution duly adopted by the NYCB board of directors (or a duly authorized committee of the NYCB board of directors), in whole or in part, from time to time, subject to the approval of the appropriate federal banking agency, on April 15, 2018 or any dividend payment date occurring thereafter, at a price equal to $1,000 per share (equivalent to $25 per depositary share), plus (except as otherwise provided) the per share amount of any declared and unpaid dividends (without accumulation of any undeclared dividends) on the NYCB preferred stock prior to the date fixed for redemption, defined as the redemption date.

Redemption Following a Regulatory Capital Treatment Event

Notwithstanding the foregoing, following an NYCB good faith determination that an event has occurred that would constitute a regulatory capital treatment event (as defined below), NYCB may, at its option, subject to the approval of the appropriate federal banking agency, provide notice of its intent to redeem in accordance with the procedures described below, and subsequently redeem NYCB preferred stock, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

A “regulatory capital treatment event” means an NYCB good faith determination that, as a result of (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of NYCB preferred stock; (ii) any proposed change in those laws or regulations that is announced or becomes effective (or will become effective) after the initial issuance of any share of NYCB preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of NYCB preferred stock, there is more than an insubstantial risk that NYCB will not be entitled to treat the full liquidation value of the shares of NYCB preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy guidelines or regulations promulgated by the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency), as then in effect and applicable, for as long as any share of NYCB preferred stock is outstanding.

Redemption Procedures and Limitations

If any shares of NYCB preferred stock are redeemed, the redemption price payable to the holder of any shares called for redemption will be payable on the applicable redemption date against the surrender to NYCB or its agent of any certificate(s) evidencing the shares called for redemption. Any declared but unpaid dividends payable on a redemption date but occurring after the dividend record date for any dividend period shall not be paid to the holder of NYCB preferred stock entitled to receive the redemption price, but will instead be paid to the holder of record of the redeemed shares on the dividend record date relating to the applicable dividend payment date.

If any shares of NYCB preferred stock are to be redeemed, a notice of redemption shall be given by first class mail to the holders of record of the NYCB preferred stock to be redeemed at their respective last addresses appearing on the NYCB books (provided that, if the NYCB preferred stock is held in book-entry form through The Depository Trust Company, referred to as DTC, NYCB may give such notice in any manner permitted by DTC). Any notice of redemption shall be mailed at least 30 days and no more than 60 days before the redemption date, and each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of shares of the NYCB preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of NYCB preferred stock to be redeemed from the holder;

•	the redemption price; and

•	the place or places where the certificates evidencing shares of NYCB preferred stock are to be surrendered for payment of the redemption price.

Any notice of redemption mailed or otherwise delivered as described above shall be conclusively presumed to have been duly given, whether or not any holder of the NYCB preferred stock receives such notice. Failure to duly give notice of redemption, or any defect in such notice, to any holder of shares of NYCB preferred stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of NYCB preferred stock.

In case of any redemption of only part of the shares of the NYCB preferred stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or in such other manner as NYCB (pursuant to a resolution adopted by the NYCB board of directors or a duly authorized committee of the NYCB board of directors) may determine to be fair and equitable.

If notice of redemption has been duly given and, if on or before the redemption date specified in such notice, NYCB has set aside all funds necessary for the redemption, separate and apart from NYCB’s other assets, in trust for the pro rata benefit of the holders of the shares of NYCB preferred stock called for redemption, so as to be and continue to be available therefor, or deposited with a bank or trust company doing business in the Borough of Manhattan in the City of New York, and having a capital and surplus of at least $500 million and selected by the NYCB board of directors (or any duly authorized committee of the NYCB board of directors), or the redemption depository, in trust for the pro rata benefit of the holders of the shares of NYCB preferred stock called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date, all shares of NYCB preferred stock called for redemption shall cease to be outstanding, all dividends with respect to such shares of NYCB preferred stock shall cease to accrue on and after the redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the redemption depository at any time after the redemption date from the funds so deposited, without interest. NYCB shall be entitled to receive, from time to time, from the redemption depository any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to NYCB, and in the event of such repayment, the holders of record of the shares of NYCB preferred stock called for redemption shall be determined to be NYCB unsecured creditors for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to NYCB, but shall in no event be entitled to any interest.

Under the Federal Reserve Board’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the NYCB preferred stock is subject to prior approval by the Federal Reserve Board. The Certificate of Designations creating the NYCB preferred stock explicitly provides that any redemption of the NYCB preferred stock is subject to NYCB receipt of any required prior approval by the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve Board applicable to redemption of the NYCB preferred stock.

See “—Redemption of Depositary Shares” for information about redemption of NYCB depositary shares relating to the NYCB preferred stock.

Liquidation Rights

In the event NYCB liquidates, dissolves, or winds-up its business and affairs, either voluntarily or involuntarily, holders of the NYCB preferred stock are entitled to receive a liquidating distribution of $1,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends prior to the date of payment of such liquidating distribution (but without any amount in respect of dividends that have not been declared prior to such payment date), after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any securities ranking senior to NYCB preferred stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding-up of NYCB’s business and affairs, and before NYCB makes any distribution of assets to the holders of NYCB common stock or any other class or series of NYCB capital stock ranking junior to the NYCB preferred stock with respect to distributions upon NYCB’s liquidation, dissolution, or winding-up. After payment of the full amount of the liquidating distribution described above, the holders of the NYCB preferred stock shall not be entitled to any further participation in any distribution of NYCB assets.

In any such distribution, if NYCB assets or the proceeds thereof are not sufficient to pay the full liquidation preferences (as defined below) to all holders of the NYCB preferred stock and all holders of liquidation parity stock (as defined below), if any, as to such distribution with the NYCB preferred stock, the amounts paid to the holders of NYCB preferred stock and liquidation parity stock, if any, will be paid pro rata in accordance with the respective aggregate liquidation preferences of the NYCB preferred stock and such liquidation parity stock. As used in this joint proxy statement/prospectus, “liquidation preference” means, with respect to any class or series of NYCB capital stock, the amount otherwise payable upon such class or series of capital stock in connection with any distribution upon NYCB’s liquidation, dissolution, or winding-up (assuming there is no limitation on NYCB assets available for such distribution), including an amount equal to any declared but unpaid dividends (and in the case of any holder of capital stock on which dividends cumulate, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable).

If the liquidation preference has been paid in full to all holders of NYCB preferred stock and liquidation parity stock, if any, the holders of NYCB common stock or any other class or series of shares ranking junior to the NYCB preferred stock with respect to distributions upon NYCB liquidation, dissolution, or winding-up shall be entitled to receive all remaining NYCB assets or the proceeds thereof according to their respective rights and preferences.

NYCB’s merger or consolidation with any other entity, including a merger or consolidation in which the holders of NYCB preferred stock receive cash, securities, or property for their shares, or the sale, lease, or exchange of all or substantially all of NYCB’s assets (for cash, securities, or other property), shall not constitute a liquidation, dissolution, or winding-up of NYCB’s business or affairs.

As used in this joint proxy statement/prospectus, “liquidation parity stock” means outstanding NYCB preferred stock and any other class or series of NYCB capital stock now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that it ranks pari passu with the NYCB preferred stock as to the payment of distributions upon NYCB’s liquidation, dissolution, or winding-up.

Voting Rights

Except as provided below or as may be required by law, the holders of the NYCB preferred stock will have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of NYCB capital stock, and will not be entitled to participate in meetings of holders of NYCB common stock or to call a meeting of the holders of any one or more classes or series of NYCB capital stock for any purpose. Each holder of NYCB preferred stock will have one vote per share (except as otherwise indicated below) on any matter on which holders of NYCB preferred stock are entitled to vote, including when acting by written consent.

All voting rights conferred on the NYCB preferred stock shall not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding shares of NYCB preferred stock have been redeemed or called for redemption upon proper notice, and sufficient funds for the redemption have been set aside.

Right to Elect Two Directors upon Nonpayment

If and when dividends on the NYCB preferred stock have not been declared and paid in an aggregate amount in full for at least six quarterly dividend periods (whether or not consecutive) (such occurrence referred to as a non-payment event), the authorized number of directors then constituting the NYCB board of directors will automatically be increased by two. Holders of the NYCB preferred stock, together with the holders of all other affected classes and series of voting parity stock (as defined below), voting as a single class, will be entitled to elect the two additional members of the NYCB board of directors, known as the preferred stock directors, at any annual or special meeting of stockholders at which directors are to be elected or any special meeting of the holders of the NYCB preferred stock and any voting parity stock for which dividends have not been paid, called as provided below; provided that the election of any such directors will not cause NYCB to violate the corporate governance requirements of the NYSE (or any other exchange or other trading facility on which NYCB securities may be listed or traded) that listed or traded companies must have a majority of independent directors; and provided further that the NYCB board of directors shall, at no time, include more than two preferred stock directors.

At any time after this voting power has vested as described above, the NYCB Corporate Secretary may and, upon the written request of holders of record of at least 20% of the aggregate number of outstanding shares of the NYCB preferred stock and voting parity stock which then have the right to exercise voting rights similar to those described above (addressed to the Corporate Secretary at NYCB’s principal office) must, call a special meeting of the holders of the NYCB preferred stock and voting parity stock for the election of the preferred stock directors. Notice for a special meeting will be given in a similar manner to that provided in the NYCB bylaws for a special meeting of the stockholders, or as required by law. If the NYCB Corporate Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of shares of the NYCB preferred stock may (at NYCB’s expense) call such meeting, upon notice as provided in this section, and for that purpose only such holder of NYCB preferred stock will have access to NYCB’s stock books. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of NYCB common stockholders, unless they have been previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by the NYCB board of directors to serve until the next annual meeting of the stockholders upon the nomination of the then-remaining preferred stock directors or if none remains in office, by the vote of the holders of record of a majority of the outstanding shares of the NYCB preferred stock and all voting parity stock for which dividends have not been paid, voting as a single class. Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of NYCB preferred stock and all voting parity stock, when they have the voting rights described above (voting together as a single class). The preferred stock directors shall each be entitled to one vote per director on any matter.

Whenever full dividends have been paid on the NYCB preferred stock for four consecutive dividend periods after a non-payment event, then the right of the holders of the NYCB preferred stock to elect the preferred stock directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any non-payment event in respect of future dividend periods). When the rights of the NYCB preferred stock and any voting parity stock to elect preferred stock directors have all ceased, the terms of office of all preferred stock directors will immediately terminate and the number of directors constituting the NYCB board of directors will be reduced accordingly.

As used in this joint proxy statement/prospectus, “voting parity stock” means outstanding NYCB preferred stock, and any and all series of dividend parity stock having voting rights to elect directors upon the non-payment of dividends equivalent to those described above.

Under regulations adopted by the Federal Reserve Board, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 5% or more if it otherwise is deemed by the Federal Reserve Board to exercise a “controlling influence” over NYCB, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series of voting securities.

Other Voting Rights

So long as any shares of NYCB preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the NYCB charter, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of NYCB preferred stock entitled to vote thereon, voting separately as a single class, shall be required to:

•	authorize or increase the authorized amount of, or issue shares of, any class or series of NYCB capital stock ranking senior to the NYCB preferred stock with respect to payment of dividends or as to distributions upon NYCB’s liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase any such class or series of NYCB capital stock;

•	amend the provisions of the NYCB charter, including the Certificate of Designations creating the NYCB preferred stock or any other series of preferred stock, or the NYCB bylaws so as to materially and adversely affect the special powers, preferences, privileges, or rights of the NYCB preferred stock, taken as a whole; or

•	until but excluding April 15, 2018, consummate a binding share exchange or reclassification involving the NYCB preferred stock, or of a merger or consolidation of NYCB with or into another corporation or other entity, unless in each case (x) the shares of NYCB preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which NYCB is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, of NYCB preferred stock immediately prior to such consummation, taken as a whole.

When determining the application of the supermajority voting rights described above, the authorization, creation, and issuance of, or an increase in the authorized or issued amount of, junior stock, or any series of preferred stock, that ranks equally with the NYCB preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon NYCB’s liquidation, dissolution, or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any series of preferred stock, that ranks equally with the NYCB preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon NYCB’s liquidation, dissolution, or winding-up, shall not be deemed to adversely affect the powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent, of the holders of any outstanding shares of NYCB preferred stock.

Voting Rights under Delaware Law

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to the NYCB charter that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any such proposed amendment would alter or change the powers, preferences, or special rights of one or more series of preferred stock so as to affect them adversely, but would not so affect the entire class of preferred stock, only the shares of the series so affected shall be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that may be provided for in the NYCB charter or the Certificate of Designations creating the NYCB preferred stock.

Changes for Clarification

NYCB may, without the consent of the holders of NYCB preferred stock, amend, alter, supplement, or repeal any terms of the NYCB preferred stock, so long as such action does not adversely affect the rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, in order to (i) to cure any ambiguity, or to cure, correct, or supplement any provision contained in the Certificate of Designations creating the NYCB preferred stock that may be defective or inconsistent or (ii) to make any provision with respect to matters or questions arising with respect to the NYCB preferred stock that is not inconsistent with the provisions of the Certificate of Designations creating the NYCB preferred stock.

Depositary, Transfer Agent, and Registrar

Computershare Shareholder Services, LLC will be the depositary, transfer agent, and registrar for the NYCB preferred stock. NYCB may, in its sole and absolute discretion, remove the depositary in accordance with the agreement between NYCB and the depositary; provided that NYCB will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.

Depositary Shares

Each NYCB depositary share will represent a 1/40th interest in one share of NYCB preferred stock, and will be evidenced by depositary receipts. Upon completion of the merger, NYCB will assume the obligations of Astoria under the depositary agreement and the shares of NYCB preferred stock will be deposited with Computershare Shareholder Services, LLC, as depositary. NYCB will instruct the depositary to treat the shares of NYCB preferred stock received by it upon conversion of the shares of Astoria preferred stock as newly deposited securities under the deposit agreement. The Astoria depositary shares will then become NYCB depositary shares and thereafter represent shares of NYCB preferred stock. NYCB depositary shares will continue to be listed on the NYSE upon completion of the merger under a new name and traded under a new symbol. Subject to the terms of the deposit agreement, each holder of an NYCB depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of NYCB preferred stock represented by such NYCB depositary share, to all the rights and preferences of the NYCB preferred stock represented thereby (including dividend, voting, redemption, and liquidation rights).

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the NYCB preferred stock.

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited NYCB preferred stock to the record holders of NYCB depositary shares relating to the underlying NYCB preferred stock in proportion to the number of NYCB depositary shares held by the holders. If NYCB makes a distribution other than in cash, the depositary will distribute any such amounts of the securities or property received by it to the record holders of NYCB depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with NYCB’s approval, sell the property and distribute the net proceeds from the sale to the holders of the NYCB depositary shares.

Record dates for the payment of dividends and other matters relating to the NYCB depositary shares will be the same as the corresponding record dates for the NYCB preferred stock.

The amounts distributed to holders of NYCB depositary shares will be reduced by any amounts required to be withheld by the depositary or by NYCB on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any NYCB depositary shares or the shares of the NYCB preferred stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If NYCB redeems the NYCB preferred stock represented by the NYCB depositary shares, the NYCB depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the NYCB preferred stock held by the depositary. The redemption price per NYCB depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the NYCB preferred stock (or $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Whenever NYCB redeems shares of NYCB preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of NYCB depositary shares representing shares of NYCB preferred stock so redeemed. If fewer than all of the outstanding depositary shares are redeemed, the depositary will select the NYCB depositary shares to be redeemed pro rata, by lot or by any other equitable manner as NYCB may decide. The depositary will mail notice of redemption to record holders of the NYCB depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the NYCB preferred stock and the related NYCB depositary shares.

Voting the NYCB preferred stock

Because each depositary share represents a 1/40th interest in a share of the NYCB preferred stock, holders of depositary receipts will be entitled to 1/40th of a vote per depositary share under those limited circumstances in which holders of the NYCB preferred stock are entitled to vote.

When the depositary receives notice of any meeting at which the holders of the NYCB preferred stock are entitled to vote, the depositary will mail or transmit by such other method approved by the depositary, in its reasonable discretion, the information contained in the notice to the record holders of the NYCB depositary shares relating to the NYCB preferred stock. Each record holder of the NYCB depositary shares on the record date, which will be the same date as the record date for the NYCB preferred stock, may instruct the depositary to vote the amount of the NYCB preferred stock represented by the holder’s NYCB depositary shares. To the extent possible, the depositary will vote the amount of the NYCB preferred stock represented by NYCB depositary shares in accordance with the instructions it receives. NYCB will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any NYCB depositary shares representing the NYCB preferred stock, it will not vote the amount of the NYCB preferred stock represented by such NYCB depositary shares.

Preemptive and Conversion Rights

The holders of the NYCB depositary shares do not have any preemptive or conversion rights.

Depositary, Transfer Agent, and Registrar

Computershare Shareholder Services, LLC will be the depositary, transfer agent, and registrar for the NYCB depositary shares.

Form of Preferred Stock and Depositary Shares

The NYCB depositary shares shall be issued in book-entry form through DTC. The NYCB preferred stock will be issued in registered form to the depositary.

Listing of Depositary Shares

The NYCB depositary shares will continue to be listed on the NYSE upon completion of the merger under a new name and traded under a new symbol.

The Deposit Agreement

Amendment and Termination of the Deposit Agreement

NYCB and the depositary may generally amend the form of depositary receipt evidencing the NYCB depositary shares and any provision of the deposit agreement at any time without the consent of the holders of NYCB depositary shares. However, any amendment (other than any change in the fees of any depositary, depositary’s agent, transfer agent, or registrar, as the case may be) that materially and adversely alters the rights of the holders will not be effective unless such amendment has been approved by holders of NYCB depositary shares representing at least two-thirds of the NYCB depositary shares then outstanding.

The deposit agreement may be terminated by NYCB or the depositary if:

•	all outstanding NYCB depositary shares have been redeemed;

•	there has been made a final distribution in respect of the NYCB preferred stock in connection with NYCB’s liquidation, dissolution, or winding-up, and such distribution has been distributed to the holders of NYCB depositary shares; or

•	there has been consent of holders of NYCB depositary shares representing not less than two-thirds of the NYCB depositary shares outstanding.

Fees, Charges, and Expenses

NYCB will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements regarding any NYCB depositary shares offered by use of this joint proxy statement/prospectus. NYCB will also pay all charges of the depositary in connection with the initial deposit of the NYCB preferred stock and the initial issuance of the NYCB depositary shares, all withdrawals, and any redemption or exchange of the NYCB preferred stock. All other transfer and other taxes and governmental charges are at the expense of the holders of NYCB depositary shares.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to NYCB of its election to do so. NYCB may remove the depositary at any time by providing notice. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and be a person with a principal office in the United States and having a combined capital and surplus (along with its affiliates) of at least $50 million. If a successor is not appointed within 60 days, the outgoing depositary may petition a court to do so.

Miscellaneous

The depositary will not be liable for any delays or failures in performance of its obligations under the deposit agreement resulting from acts beyond its reasonable control. The depositary will not be obligated to appear in, prosecute, or defend any legal proceeding relating to any NYCB depositary shares or preferred stock unless reasonably satisfactory indemnity is furnished.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, Astoria common stockholders will receive shares of NYCB common stock in the merger. NYCB is organized under the laws of the State of Delaware and Astoria is organized under the laws of the State of Delaware. The following is a summary of the material differences between (1) the current rights of Astoria common stockholders under the Astoria charter and bylaws and (2) the current rights of NYCB stockholders under the NYCB charter and bylaws.

NYCB and Astoria believe that this summary describes the material differences between the rights of NYCB common stockholders as of the date of this joint proxy statement/prospectus and the rights of Astoria common stockholders as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of NYCB’s and Astoria’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information.”

ASTORIA	NYCB
AUTHORIZED CAPITAL STOCK

The Astoria charter authorizes Astoria to issue up to 200 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $1.00 per share. As of the Astoria record date, there were 101,405,071 shares of Astoria common stock outstanding, and 135,000 shares of Astoria preferred stock outstanding.	The NYCB charter authorizes NYCB to issue up to 600 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. As of the NYCB record date there were 486,357,792 shares of NYCB common stock outstanding, and no shares of NYCB preferred stock outstanding. In connection with the merger, NYCB is asking its stockholders to approve an amendment to the NYCB charter to increase the number of authorized shares of its common stock by 300 million to 900 million.

VOTING LIMITATIONS

The Astoria charter provides that, with limited exception, stockholders who beneficially own in excess of 10% of the then-outstanding shares of common stock of Astoria are not entitled to any vote with respect to shares held in excess of 10% of the then-outstanding shares of Astoria common stock (which we refer to as the “Astoria Limit”). A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. Astoria common stockholders are not entitled to cumulate their votes in the election of directors.	Same provisions as Astoria with respect to voting limitations.

ASTORIA	NYCB

RIGHTS OF PREFERRED STOCK

The Astoria charter provides that the Astoria board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the common stock, without a vote of the holders of the preferred stock or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

As of the Astoria record date, there were 135,000 shares of Astoria preferred stock outstanding.

Same provisions as Astoria with respect to the issuance of preferred stock.

As of the NYCB record date, there were no shares of NYCB preferred stock outstanding; however, in connection with the merger, NYCB expects to issue an amount of preferred stock equal to the amount of Astoria preferred stock issued and outstanding immediately prior to the effective time of the merger. But for the par value of the securities, the NYCB preferred stock will have terms that are identical to the terms of the outstanding Astoria preferred stock.

SIZE OF BOARD OF DIRECTORS

The Astoria charter currently provides that the size of Astoria’s board of directors is fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the authorized directorships of the board (whether or not any vacancies exist), which we refer to as the “whole board.” The number of directors that constitute the whole board of Astoria is such number as the board of directors designates, except in the absence of such designation, the number of directors is eight.

The current size of Astoria’s board of directors is eight.

The NYCB charter currently provides that the size of NYCB’s board of directors is fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by the whole board. The NYCB bylaws currently provide that the number of directors who shall constitute the whole board of NYCB shall be such number as the majority of the whole board shall from time to time have designated, which number shall be no less than nine and no more than 18.

The current number of directors designated by the board is 12. In connection with the merger agreement, at the effective time of the merger, two former Astoria directors, Monte N. Redman, Astoria’s current President and Chief Executive Officer, and Ralph Palleschi, the current Chairman of the Astoria board of directors, will be appointed to NYCB’s board of directors, which will then consist of 14 directors.

ASTORIA	NYCB

CLASSES OF DIRECTORS

Astoria’s board of directors (other than directors elected by the holders of any class or series of preferred stock) is divided into three classes, with each class of directors serving for successive three-year terms so that each year, the term of only one class of directors expires.

Same provision as the Astoria charter.

Notably, however, in March 17, 2015, the NYCB board of directors adopted a resolution to submit to stockholders, at NYCB’s annual meeting of stockholders to be held in 2016, the declassification proposal. Pursuant to the declassification proposal, directors whose then current three-year terms expire at the annual meetings of stockholders to be held in 2017, 2018, and 2019, respectively, will thereafter be elected on an annual basis.

REMOVAL OF DIRECTORS

The Astoria charter provides that a director may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 80% of shares entitled to vote in the election of directors, voting together as a single class.	Same provision as the Astoria charter.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

The Astoria charter provides that, subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled only by a majority vote of the directors then in office, even though less than a quorum. The term of any director elected to fill a vacancy shall expire at the next meeting of stockholders at which the term of office of the class to which such director has been chosen expires. No decrease in the number of directors constituting the board of directors shortens the term of any incumbent director.	Same provision as the Astoria charter.

SPECIAL MEETINGS OF STOCKHOLDERS

The Astoria charter provides that special meetings of the stockholders of Astoria, other than those required by statute, may be called at any time by the board of directors pursuant to a resolution adopted by a majority of the whole board.	Same provision as the Astoria charter.

ASTORIA	NYCB

QUORUM

Under the Astoria charter and bylaws, at any meeting of stockholders, the holders of a majority of all the shares of stock entitled to vote at the meeting (excluding any shares held by any stockholder in excess of the Astoria Limit), present in person or by proxy, constitute a quorum for all meetings of stockholders, unless or to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required, a majority of those represented in person or by proxy shall constitute a quorum entitled to take action with respect to the vote on that matter. If a quorum fails to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting.	Same provisions as the Astoria charter and bylaws.

NOTICE OF STOCKHOLDER MEETINGS

Astoria’s bylaws provide that written notice of the place, date, and time of all meetings of the stockholders must be given, not less than 10 and not more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting. When a meeting is adjourned to another place, date, or time, and the date of the adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting must be given in conformity with the previous sentence.	Same provision as the Astoria bylaws.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

Astoria’s bylaws establish an advance notice procedure with regard to nominations and other business proposals to be brought before Astoria’s annual meeting but not included in Astoria’s proxy statement or form of proxy for that meeting.

To be properly brought before an annual meeting by a stockholder, the business must relate to a proper subject matter for stockholder action and the stockholder must have given timely notice thereof in writing to the Secretary of Astoria. To be timely, a stockholder’s notice must be delivered or mailed to and received at the principal executive office of Astoria not less than ninety (90) days prior to the date of the annual meeting; provided, however, that in the event that less than one hundred (100) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made to be timely. The notice must contain specified information, as set forth in Astoria’s bylaws.

Same advance notice provision as the Astoria bylaws.

ASTORIA	NYCB

PROXY ACCESS

The Astoria bylaws do not have a comparable provision.

The NYCB bylaws provide for stockholder nominations of directors. For an NYCB stockholder to nominate a director, the NYCB bylaws require that a stockholder notice to NYCB proposing to bring a proposal, or nominate a person for election or re-election as a director of NYCB, before an annual meeting of stockholders include information regarding any hedging transaction with respect to NYCB’s common stock that is in place or has been entered into within the six months preceding the date of delivery of the stockholder notice by or for the benefit of such stockholder. This proxy access provision of the NYCB bylaws permits any stockholder or group of up to 10 stockholders who have maintained continuous qualifying ownership (as defined in the NYCB bylaws) of 5% or more of NYCB’s outstanding common stock for at least the previous three years to include a specified number of director nominees in NYCB’s proxy materials for an annual meeting of stockholders.

Notice of a nomination pursuant to the proxy access provisions of the NYCB bylaws must be received no earlier than 150 days, and no later than 120 days, before the anniversary of the date that NYCB mailed its proxy statement for the previous year’s annual meeting of stockholders; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date (an annual meeting date outside such period being referred to as an “Other Meeting Date”), the nomination notice shall be given in the manner provided in the NYCB bylaws by the later of the close of business on (i) the date that is 180 days prior to such Other Meeting Date or (ii) the tenth day following the date such Other Meeting Date is first publicly announced or disclosed. If a group of stockholders is making the nomination, such notice must designate one member of the group that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination. The NYCB bylaws provide that each stockholder seeking to include a director nominee in NYCB’s proxy materials is required to provide NYCB with certain information specified in the NYCB bylaws.

A stockholder nominee will not be eligible for inclusion in NYCB’s proxy materials if: NYCB receives a notice that is not pursuant to the advance notice provision of the NYCB bylaws that a stockholder intends to nominate a candidate for

ASTORIA	NYCB
director at the annual meeting; the nominating stockholder or designated lead group member does not appear at the meeting of the stockholders to present the nomination of the stockholder nominee; the NYCB board of directors, acting in good faith, determines that the nominee’s nomination or election to the NYCB board of directors would result in NYCB violating any applicable law, rule, or regulation to which NYCB is subject, including any rules or regulations of any stock exchange on which NYCB securities are traded; the nominee was nominated at one of NYCB’s two preceding annual meetings of stockholders and received less than 25% of the votes cast in each such election; or NYCB is notified, or the NYCB board of directors acting in good faith determines, that a nominating stockholder has failed to continue to satisfy the eligibility requirements under the proxy access provisions of the NYCB bylaws, or that the representations and warranties made pursuant to such provisions have ceased to be true and accurate in all material respects, or that the nominee or the stockholder who nominated the nominee has otherwise breached any of its or their obligations, representations, or agreements under the proxy access provisions of the NYCB bylaws.

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

The Astoria charter provides that any “merger or consolidation” (as defined below) involving Astoria and an Interested Stockholder must be approved by the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote, unless either a majority of the “Disinterested Directors” (as defined in the certificate) of Astoria has approved the Business Combination or the terms of the proposed Business Combination satisfy certain minimum price and other standards.

Same anti-takeover provisions and other stockholder protections as Astoria, but NYCB is submitting to stockholders, at NYCB’s annual meeting of stockholders to be held in 2016, the declassification proposal.

For purposes of these provisions, a “Business Combination” is defined to include: (i) any merger or consolidation of Astoria or any subsidiary with or into an Interested Stockholder or affiliate of an Interested Stockholder; (ii) the disposition of the assets of Astoria or any subsidiary having an aggregate value of 25% or more of the combined assets of Astoria and its subsidiaries; (iii) the issuance or transfer by Astoria or any subsidiary of any of its securities to any Interested Stockholder or affiliate of an Interested Stockholder in exchange for cash, securities, or other property having an aggregate value of 25% or more of the outstanding common stock of Astoria and its subsidiaries; (iv) any reclassification of securities or recapitalization that would increase the proportionate share of any class of equity or convertible securities owned by an Interested Stockholder or affiliate of an Interested Stockholder; and (v) the adoption of any plan for the liquidation or dissolution of Astoria proposed by, or on behalf of, an Interested Stockholder or an affiliate of an Interested Stockholder.

ASTORIA	NYCB

For purposes of these provisions, an “Interested Stockholder” includes: (i) any person (with certain exceptions) who is the beneficial owner of more than 10% of Astoria’s outstanding common stock; (ii) any affiliate of Astoria which is the beneficial owner of more than 10% of Astoria’s common stock during the prior two years; or (iii) any assignee of or otherwise succeeded to any shares of Astoria common stock that were beneficially owned by an “Interested Stockholder” during the prior two years in a transaction not involving a public offering.

Section 203 of the DGCL prohibits business combinations, including mergers, sales and leases of assets, issuances of securities, and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction; (ii) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation, not including (a) shares held by persons who are both officers and directors of the issuing corporation, and (b) shares held by specified employee benefit plans; (iii) after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66-2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or (iv) the transaction is one of certain business combinations that are proposed after the corporation had received other acquisition proposals, and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the DGCL.

A Delaware corporation may elect not to be governed by Section 203. Astoria has not made an election to be exempt from the requirements of Section 203 of the DGCL.

ASTORIA	NYCB

The Astoria charter provides additional provisions that may serve as takeover protections, including a provision providing for a classified board of directors. The Astoria directors are divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the first annual meeting of stockholders, the term of office of the second class to expire at the annual meeting of stockholders one year thereafter, and the term of office of the third class to expire at the annual meeting of stockholders two years thereafter, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

The Astoria charter provides that a director of Astoria will not be personally liable to Astoria or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Astoria or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Astoria will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.	Same provision as the Astoria charter.

ASTORIA	NYCB

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

Section 145 of the DGCL permits, under certain circumstances, the indemnification of any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving in a similar capacity for another enterprise at the request of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. To the extent that a present or former director or officer of the corporation has been successful in defending any such proceeding, the DGCL provides that he or she shall be indemnified against expenses (including attorneys’ fees), actually and reasonably incurred by him in connection therewith. With respect to a proceeding by or in the right of the corporation, such person may be indemnified against expenses (including attorneys’ fees), actually and reasonably incurred, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. The DGCL provides, however, that indemnification shall not be permitted in such a proceeding if such person is adjudged liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. The DGCL permits a corporation to advance expenses incurred by a proposed indemnitee in advance of final disposition of the proceeding, provided that the indemnitee undertakes to repay such advanced expenses if it is ultimately determined that he is not entitled to indemnification. Also, a corporation may purchase insurance on behalf of an indemnitee against any liability asserted against him in his designated capacity, whether or not the corporation itself would be empowered to indemnify him against such liability.	Same provision as the Astoria charter.

ASTORIA	NYCB

The Astoria charter provides that current or former directors or officers shall be indemnified and held harmless by Astoria to the fullest extent authorized by Astoria against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such officer or director; provided, however, that Astoria shall (with limited exceptions) indemnify an officer or director in connection with a proceeding (or part thereof) initiated by such officer or director only if such proceeding (or part thereof) was authorized by the board of directors of Astoria. Astoria may advance expenses to officers and directors, provided that if required by the DGCL, such advancement of expenses shall only be made if the director or officer seeking such advancement provides Astoria with a written undertaking to repay the advance if it is ultimately determined by a final judicial decision from which there is no further right to appeal that the officer or director is not entitled to the advancement of expenses. The Astoria charter provides that Astoria may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of Astoria or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not Astoria would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

The DGCL provides that the Astoria charter generally may be amended upon the adoption of a resolution by the board of directors and approval by the holders of a majority of the outstanding shares entitled to vote.	Same provision as the Astoria charter except that, additionally, NYCB applies the 80% threshold to amendment or repeal of the provision regarding the considerations of the NYCB board of directors in connection with an offered business combination.

Pursuant to the Astoria charter, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Astoria entitled to vote generally in the election of directors (excluding any shares held in excess of the Astoria Limit), voting together as a single class, is required to amend or repeal provisions of the certificate of incorporation related to amendment of the certificate of incorporation, limitations on voting of holders of more than 10% of Astoria’s common stock, stockholder action by written consent, persons authorized to call special meetings of Astoria common stockholders, classification and removal of directors and the filling of board vacancies, the adoption, amendment, or repeal of Astoria’s bylaws, the approval of certain business combinations and director and officer indemnification by Astoria.

Same provision as the Astoria bylaws.

ASTORIA	NYCB

Astoria’s bylaws may be amended either by a majority of the whole board or by a vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Astoria entitled to vote generally in the election of directors, voting as a single class.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Under the Astoria charter, subject to the rights of any class or series of preferred stock of Astoria, any action required or permitted to be taken by the stockholders of Astoria at an annual or special meeting must be effected at a duly called annual or special meeting of stockholders of Astoria, and may not be effected by any consent in writing by such stockholders.	Same provision as the Astoria charter.

STOCKHOLDER RIGHTS PLAN

Neither NYCB nor Astoria currently has a stockholder rights plan in effect.

COMPARATIVE MARKET PRICES AND DIVIDENDS

NYCB common stock is listed on the NYSE under the symbol “NYCB”, and Astoria common stock is listed on the NYSE under the symbol “AF.” The following table sets forth for the periods indicated the high and low reported intraday sales prices per share of NYCB common stock and Astoria common stock on the NYSE, and the cash dividends declared per share.

	NYCB Common Stock			Astoria Common Stock
	High	Low	Dividend(1)	High	Low	Dividend
Quarter Ended:
March 31, 2016 (through March 14, 2016)	$16.04	$14.35	$0.17	$15.84	$14.07	$0.04
December 31, 2015	18.88	15.40	0.25	18.08	15.15	0.04
September 30, 2015	19.11	14.26	0.25	17.16	13.34	0.04
June 30, 2015	18.73	16.52	0.25	14.10	12.67	0.04
March 31, 2015	16.99	15.06	0.25	13.47	12.20	0.04
December 31, 2014	16.39	14.62	0.25	13.70	11.96	0.04
September 30, 2014	16.58	15.35	0.25	13.95	12.33	0.04
June 30, 2014	16.30	13.77	0.25	14.22	12.44	0.04
March 31, 2014	17.35	15.25	0.25	14.67	12.48	0.04

(1)	Based upon an anticipated dividend payout ratio of approximately 50% upon completion of the merger, NYCB has decided, going forward, to re-allocate $0.08 cents per share from its traditional dividend payment to support its future growth and capital strength. Accordingly, on January 27, 2016, NYCB announced that its board of directors declared a $0.17 per share dividend payable on February 19, 2016 to shareholders of record as of February 8, 2016.

On October 28, 2015, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of NYCB common stock as reported on the NYSE was $19.16. On March 14, 2016 the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sale price of shares of NYCB common stock as reported on the NYSE was $15.72.

On October 28, 2015, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of Astoria common stock as reported on the NYSE was $17.87. On March 14, 2016 the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sale price of shares of Astoria common stock as reported on the NYSE was $15.59.

As of March 9, 2016 the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for NYCB and Astoria, respectively, there were approximately 12,529 registered holders of NYCB common stock and approximately 2,931 registered holders of Astoria common stock.

The following table shows the closing sale prices of NYCB common stock and Astoria common stock as reported on the NYSE on October 28, 2015, the last full trading day before the public announcement of the merger agreement, and on March 14, 2016, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration payable for each share of Astoria common stock, which we calculated by multiplying the closing price of NYCB common stock on those dates by the exchange ratio of one-for-one and then adding the cash consideration of $0.50.

	NYCB Common Stock	Astoria Common Stock	Cash Consideration	Implied Value of One Share of Astoria Common Stock
October 28, 2015	$19.16	$17.87	$0.50	$19.66
March 14, 2016	$15.72	$15.59	$0.50	$16.22

NYCB and Astoria common stockholders are advised to obtain current market quotations for NYCB common stock and Astoria common stock. The market price of NYCB common stock and Astoria common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Astoria common stock before the effective time of the merger or NYCB common stock before or after the effective time of the merger. Changes in the market price of NYCB common stock prior to the completion of the merger will affect the market value of the merger consideration that Astoria common stockholders will receive upon completion of the merger.

LEGAL MATTERS

The validity of the NYCB common stock and preferred stock to be issued in connection with the merger will be passed upon for NYCB by Sullivan & Cromwell LLP (New York, New York). Certain U.S. federal income tax consequences relating to the merger will also be passed upon for NYCB by Sullivan & Cromwell LLP (New York, New York) and for Astoria by Wachtell, Lipton, Rosen & Katz (New York, New York).

EXPERTS

NYCB

The consolidated financial statements of NYCB as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Astoria

The consolidated financial statements of Astoria as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

NYCB

Stockholder Proposals

To be considered for inclusion in NYCB’s proxy statement and form of proxy relating to the annual meeting of stockholders to be held in 2016, a stockholder proposal must be received by the corporate secretary of NYCB at the address set forth on the first page of this proxy statement, not later than December 26, 2015. If such annual meeting is held on a date more than 30 days from June 3, 2016, a stockholder proposal must be received within a reasonable time before NYCB begins to print and mail its proxy solicitation materials for such annual meeting. Any such proposal will be subject to the proxy rules adopted by the SEC.

Proxy Access Nominations

Any stockholder (or group of no more than 10 stockholders) meeting NYCB’s continuous ownership requirements set forth in the NYCB bylaws that wishes to nominate a candidate or candidates for election to up to 20% of NYCB’s board, and require NYCB to include such nominees in its 2016 proxy statement, must submit such nomination and request no earlier than November 26, 2015 nor later than December 26, 2015. The nomination and supporting materials must also comply with the requirements set forth in the NYCB bylaws for inclusion of director nominees in the proxy statement.

Notice of Business to be Conducted at an Annual Meeting

The NYCB bylaws, a copy of which may be obtained from NYCB, set forth the advance notice procedures by which a stockholder may properly bring business before an annual meeting. The stockholder must give written advance notice to the Corporate Secretary of NYCB not less than 90 days before the date originally fixed for such meeting; provided, however, that in the event that less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received not later than the close of business on the tenth day following the date on which NYCB’s notice to stockholders of the annual meeting date was mailed or such public disclosure was made.

Astoria

If the merger occurs in the expected timeframe, there will be no Astoria annual meeting of stockholders in 2016. In that case, stockholder proposals must be submitted to NYCB’s Corporate Secretary in accordance with the procedures described above.

In case the merger is not completed, any Astoria common stockholder who may desire to submit a proposal under the SEC’s stockholder proposal rule (Rule 14a-8) for inclusion in Astoria’s proxy and proxy statement for its 2016 annual meeting, must present such proposal in writing to the corporate secretary of Astoria at One Astoria Bank Plaza, Lake Success, New York 11042, Attention: Corporate Secretary, not later than December 18, 2015.

The bylaws of Astoria provide an advance notice procedure for a stockholder to properly bring business before an annual meeting or to nominate any person for election to the board. The stockholder must give written advance notice to the secretary of Astoria not less than ninety (90) days before the date originally fixed for such meeting; provided, however, that in the event that less than one hundred (100) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received not later than the close of business on the tenth (10th) day following the date on which Astoria’s notice to stockholders of the annual meeting date was mailed or such public disclosure was made.

WHERE YOU CAN FIND MORE INFORMATION

NYCB has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of NYCB common stock, depositary shares, and preferred stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of NYCB, in addition to being a proxy statement for NYCB and Astoria common stockholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about NYCB and NYCB common stock, depositary shares, and preferred shares.

NYCB and Astoria also file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, such as NYCB and Astoria, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by NYCB with the SEC are also available at NYCB’s website at www.mynycb.com under the tab “Investor Relations,” and then under the heading “Financial Results,” and then under the tab “SEC Filings.” The reports and other information filed by Astoria with the SEC are available at Astoria’s website at www.astoriabank.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” The web addresses of the SEC, NYCB, and Astoria are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

The SEC allows NYCB and Astoria to incorporate by reference information in this joint proxy statement/prospectus. This means that NYCB and Astoria can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that NYCB and Astoria previously filed with the SEC (other than, with the exceptions of the Current Reports on Form 8-K filed by NYCB on January 27, 2016 and Astoria on January 28, 2016, in each case, documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about the companies and their financial condition.

NYCB SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2015

Current Reports on Form 8-K or 8-K/A	Filed on June 19, 2015, August 21, 2015 and October 29, 2015,

Definitive Proxy Statement on Schedule 14A	Filed on April 24, 2015

Astoria SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2015

Definitive Proxy Statement on Schedule 14A	Filed on April 17, 2015

NYCB also incorporates by reference the description of NYCB common stock set forth in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, NYCB and Astoria also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of NYCB, the date of the NYCB special meeting, and, in the case of Astoria, the date of the Astoria special meeting, provided that NYCB and Astoria are not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, NYCB has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to NYCB, and Astoria has supplied all information contained or incorporated by reference relating to Astoria.

Documents incorporated by reference are available from NYCB and Astoria without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

New York Community Bancorp, Inc.	Astoria Financial Corporation
615 Merrick Avenue	One Astoria Bank Plaza
Westbury, New York 11590	Lake Success, New York 11042
Attention: Investor Relations	Attention: Investor Relations
Telephone: (516) 683-4420	Telephone: (516) 327-7869

NYCB stockholders and Astoria common stockholders requesting documents must do so by April 19, 2016 to receive them before their respective meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from NYCB or Astoria, NYCB and Astoria, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither NYCB nor Astoria has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A – AGREEMENT AND PLAN OF MERGER

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

ASTORIA FINANCIAL CORPORATION

and

NEW YORK COMMUNITY BANCORP, INC.

Dated as of October 28, 2015

ARTICLE I

THE MERGER

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	Effective Time	A-1
1.4	Effects of the Merger	A-1
1.5	Conversion of Company Common Stock	A-2
1.6	Parent Common Stock	A-2
1.7	Treatment of Company Equity Awards	A-2
1.8	Certificate of Incorporation of Surviving Corporation	A-3
1.9	Bylaws of Surviving Corporation	A-4
1.10	Tax Consequences	A-4
1.11	Bank Merger	A-4
1.12	Preferred Stock	A-4
1.13	Charter Amendment	A-4

ARTICLE II

EXCHANGE OF SHARES

2.1	Parent to Make Merger Consideration Available	A-4
2.2	Exchange of Shares	A-5
2.3	Dissenting Shares	A-6

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

3.1	Corporate Organization	A-7
3.2	Capitalization	A-8
3.3	Authority; No Violation	A-9
3.4	Consents and Approvals	A-10
3.5	Reports	A-10
3.6	Financial Statements	A-11
3.7	Broker’s Fees	A-12
3.8	Absence of Certain Changes or Events	A-13
3.9	Legal Proceedings	A-13
3.10	Taxes and Tax Returns	A-13
3.11	Employees and Employee Benefit Plans	A-14
3.12	Compliance with Applicable Law	A-16
3.13	Certain Contracts	A-17
3.14	Agreements with Regulatory Agencies	A-17
3.15	Risk Management Instruments	A-17
3.16	Environmental Matters	A-18
3.17	Investment Securities and Commodities	A-18
3.18	Real Property	A-18
3.19	Intellectual Property	A-19
3.20	Related Party Transactions	A-19
3.21	State Takeover Laws	A-19
3.22	Reorganization	A-19
3.23	Opinion	A-19
3.24	Company Information	A-20
3.25	Loan Portfolio	A-20

A-i

3.26	Insurance	A-21
3.27	Information Security	A-21
3.28	No Other Representations or Warranties	A-21

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

4.1	Corporate Organization	A-22
4.2	Capitalization	A-22
4.3	Authority; No Violation	A-23
4.4	Consents and Approvals	A-24
4.5	Reports	A-24
4.6	Financial Statements	A-25
4.7	Broker’s Fees	A-26
4.8	Absence of Certain Changes or Events	A-26
4.9	Legal Proceedings	A-26
4.10	Taxes and Tax Returns	A-27
4.11	Employees and Employee Benefit Plans	A-27
4.12	Compliance with Applicable Law	A-28
4.13	Certain Contracts	A-29
4.14	Agreements with Regulatory Agencies	A-30
4.15	Related Party Transactions	A-30
4.16	State Takeover Laws	A-30
4.17	Reorganization	A-30
4.18	Opinion	A-30
4.19	Parent Information	A-30
4.20	Information Security	A-30
4.21	No Other Representations or Warranties	A-31

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business of the Company Prior to the Effective Time	A-31
5.2	Company Forbearances	A-31
5.3	Parent Forbearances	A-33

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-34
6.2	Access to Information	A-35
6.3	Stockholders’ Approvals	A-36
6.4	Legal Conditions to Merger	A-37
6.5	Stock Exchange Listing	A-37
6.6	Employee Benefit Plans	A-37
6.7	Indemnification; Directors’ and Officers’ Insurance	A-39
6.8	Additional Agreements	A-40
6.9	Advice of Changes	A-40
6.10	Dividends	A-40
6.11	Corporate Governance	A-40
6.12	Acquisition Proposals	A-41
6.13	Public Announcements	A-42
6.14	Change of Method	A-42

A-ii

6.15	Restructuring Efforts	A-42
6.16	Takeover Statutes	A-42
6.17	Exemption from Liability Under Section 16(b)	A-43
6.18	Assumption of Company Debt	A-43

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation To Effect the Merger	A-43
7.2	Conditions to Obligations of Parent	A-44
7.3	Conditions to Obligations of the Company	A-44

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-45
8.2	Effect of Termination	A-46

ARTICLE IX

GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	A-47
9.2	Amendment	A-48
9.3	Extension; Waiver	A-48
9.4	Expenses	A-48
9.5	Notices	A-49
9.6	Interpretation	A-50
9.7	Counterparts	A-50
9.8	Entire Agreement	A-50
9.9	Governing Law; Jurisdiction	A-50
9.10	Waiver of Jury Trial	A-50
9.11	Assignment; Third Party Beneficiaries	A-51
9.12	Specific Performance	A-51
9.13	Severability	A-51
9.14	Delivery by Facsimile or Electronic Transmission	A-51

A-iii

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	54
affiliate	64
Agreement	1
Bank Merger	5
Bank Merger Agreement	5
Bank Merger Certificates	5
Bank Regulatory Applications	45
business day	64
Cash Consideration	2
Certificate	2
Certificate of Merger	2
certificates	6
Charter Amendment	5
Chosen Courts	64
Closing	2
Closing Date	2
Code	1
Company	1
Company 401(k) Plan	49
Company Bank	5
Company Benefit Plans	18
Company Bylaws	10
Company Certificate	10
Company Common Stock	2
Company Contract	22
Company Disclosure Schedule	9
Company Equity Awards	4
Company Indemnified Parties	50
Company Insiders	55
Company Meeting	47
Company Owned Properties	24
Company Qualified Plans	18
Company Real Property	24
Company Regulatory Agreement	22
Company Reports	14
Company Restricted Stock Award	3
Company Restricted Stock Unit Award	4
Company Series C Preferred Stock	5
Company Stock Option	3
Company Stock Plans	4
Company Subsidiary	10
Confidentiality Agreement	46
Continuing Employees	48
Controlled Group Liability	19
Delaware Secretary	2
DGCL	1
Dissenting Shares	8
dollars	64

A-iv

Page
Effective Time	2
Enforceability Exceptions	12
Environmental Laws	23
ERISA	18
ERISA Affiliate	19
Exchange Act	15
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	2
FDIC	11
Federal Reserve Board	9
GAAP	10
Governmental Entity	13
HOLA	9
Intellectual Property	24
IRS	17
Joint Proxy Statement	13
knowledge	64
Liens	11
Loans	26
made available	64
Material Adverse Effect	10
Materially Burdensome Regulatory Condition	45
Merger	1
Merger Consideration	2
Multiemployer Plan	19
Multiple Employer Plan	19
New Plans	49
Notifying Party	52
NYSE	7
OCC	13
Parent	1
Parent 401(k) Plan	50
Parent Bank	5
Parent Benefit Plans	35
Parent Bylaws	5
Parent Certificate	4
Parent Common Stock	2
Parent Contract	38
Parent Disclosure Schedule	28
Parent Equity Awards	29
Parent Meeting	47
Parent Preferred Stock	29
Parent Qualified Plans	36
Parent Regulatory Agreement	38
Parent Reports	32
Parent Restricted Stock Award	29
Parent Series A Preferred Stock	5
Parent Share Closing Price	7
Parent Stock Options	29
Parent Stock Plans	29

A-v

Page
Parent Subsidiary	28
PBGC	19
Per Share Stock Consideration	4
Permitted Encumbrances	24
person	64
Premium Cap	51
Regulatory Agencies	14
Representatives	53
Requisite Company Vote	12
Requisite Parent Vote	30
Requisite Regulatory Approvals	46
S-4	13
Sarbanes-Oxley Act	14
SEC	13
Securities Act	14
SRO	14
Subsidiary	10
Surviving Corporation	1
Takeover Statutes	25
Tax	18
Tax Return	18
Taxes	18
Termination Date	59
Termination Fee	60

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 28, 2015 (this “Agreement”), by and between Astoria Financial Corporation, a Delaware corporation (the “Company”), and New York Community Bancorp, Inc., a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Parent (the “Merger”), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, the Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. New York City time at the offices of Wachtell, Lipton, Rosen & Katz, on a date which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties (the “Closing Date”).

1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on the Closing Date (the “Certificate of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the following securities:

(a) Subject to Section 2.2(e) and Section 2.3, each share of the common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive (i) one (1) share (the “Exchange Ratio” of the common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) and (ii) $0.50 in cash without interest (the “Cash Consideration”) (such consideration set forth in clauses (i) and (ii), the “Merger Consideration”); it being understood that upon the Effective Time, pursuant to Section 1.6, the Parent Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Corporation.

(b) All of the shares of Company Common Stock converted into the right to receive Parent Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, (iii) the Cash Consideration and (iv) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) and the Cash Consideration upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

1.6 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.7 Treatment of Company Equity Awards.

(a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock under a Company Stock Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall become fully vested and be cancelled and converted automatically into the right to receive a number of shares of Parent Common Stock equal to the quotient of (i) the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option multiplied by (B) the excess, if any, of the Per

Share Stock Consideration over the exercise price per share of Company Common Stock of such Company Stock Option, divided by (ii) the Parent Share Closing Price. The Surviving Corporation shall issue the consideration described in this Section 1.7(a), less applicable tax withholdings, within five (5) business days following the Closing Date. Any Company Stock Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Stock Consideration shall be cancelled in exchange for no consideration.

(b) At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Stock Plan, whether or not vested, that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall fully vest (with any performance-based vesting condition applicable to such Company Restricted Stock Award deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Award. The Surviving Corporation shall issue the consideration described in this Section 1.7(b) (together with any accrued but unpaid dividends corresponding to the Company Restricted Stock Awards that vest in accordance with this Section 1.7(b)), less applicable tax withholdings, within five (5) business days following the Closing Date.

(c) At the Effective Time, each restricted stock unit award in respect of shares of Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Unit Award” and, together with the Company Stock Options and the Company Restricted Stock Awards, the “Company Equity Awards”) shall fully vest (with any performance-based vesting condition applicable to such Company Restricted Stock Unit Award deemed to have been fully achieved (or achieved at the target level if more than one level of achievement has been contemplated)) and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Unit Award, less applicable tax withholdings. The Surviving Corporation shall issue the consideration described in this Section 1.7(c) (together any accrued but unpaid dividend equivalents corresponding to the Company Restricted Stock Unit Awards that vest in accordance with this Section 1.7(c)), less applicable tax withholdings, within five (5) business days following the Closing Date.

(d) Parent shall take all corporate action necessary to issue a sufficient number of shares of Parent Common Stock with respect to the settlement of Company Equity Awards contemplated by this Section 1.7.

(e) At or prior to the Effective Time, the Company, the Board of Directors of the Company and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7.

(f) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Company Stock Plans” means the 2014 Amended and Restated Stock Incentive Plan for Officers and Employees of the Company, the 2007 Non-Employee Directors Stock Plan, the 2005 Re-Designated, Amended and Restated Stock Incentive Plan for Officers and Employees of the Company, and the 1999 Stock Option Plan for Outside Directors of the Company.

(ii) “Per Share Stock Consideration” means the sum of (A) the product of (1) the Exchange Ratio times (2) the Parent Share Closing Price and (B) the Cash Consideration.

1.8 Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Certificate of Incorporation of Parent (the “Parent Certificate”), as in effect at the Effective Time and as amended by the Charter Amendment, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.11 Bank Merger. Immediately following the Merger, Astoria Bank (“Company Bank”), a federal savings association and a wholly-owned Subsidiary of Company, will merge (the “Bank Merger”) with and into New York Community Bank, a New York State-chartered savings bank and a wholly-owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. On the date of this Agreement, Parent Bank and Company Bank entered into the agreement and plan of merger attached hereto as Exhibit A (the “Bank Merger Agreement”). Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.

1.12 Preferred Stock. Each share of Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share of the Company (the “Company Series C Preferred Stock”), with a liquidation preference of $1,000 per share issued and outstanding immediately prior to the Effective Time shall be automatically converted into and shall thereafter represent the right to receive one share of preferred stock of the Surviving Corporation, which shall be designated as Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, with a liquidation preference of $1,000 per share (the “Parent Series A Preferred Stock”), and otherwise having such other rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, that, taken as a whole, are not materially less favorable to the holders thereof than the rights, privileges and voting powers, and limitations and restrictions thereof, of the Company Series C Preferred Stock immediately prior to the Effective Time, taken as a whole.

1.13 Charter Amendment. Subject to the terms and conditions of this Agreement and receipt of the Requisite Parent Vote, on or prior to the Effective Time, Parent shall file an amendment to the Parent Certificate increasing the number of authorized shares of Parent Common Stock to 900,000,000 (the “Charter Amendment”) with the Delaware Secretary in accordance with the DGCL.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock, an amount in cash sufficient to pay the aggregate Cash Consideration payable to holders of Company Common Stock and cash in lieu of any fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Parent Common Stock, the Cash Consideration and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, (B) the Cash Consideration and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive, the Cash Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on The New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five (5) full trading days ending on the day preceding the Closing Date (the “Parent Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Parent Common Stock, the Cash Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, the Cash Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

2.3 Dissenting Shares

(a) Notwithstanding anything to the contrary set forth in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under applicable law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5, without interest thereon, upon surrender of such shares of Company Common Stock.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any such appraisal demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, (b) as disclosed in any Company Reports filed by the Company after January 1, 2014 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (c) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a savings and loan holding company within the meaning of the Home Owners’ Loan Act of 1933, as amended (the “HOLA”), and is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its

Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred) or (F) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to the Company, shall have the meaning ascribed to it in Section 10(a)(1)(G) of HOLA, and when used with respect to Parent, shall have the meaning ascribed to it in Section 2(d) of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Certificate of Incorporation of the Company (the “Company Certificate”) and the Restated By-Laws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(b) Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of October 26, 2015, there are (i) 100,786,299 shares of Company Common Stock issued and outstanding, which number includes 1,049,350 shares of Company Common Stock granted in respect of outstanding Company Restricted Stock Awards (assuming achievement of any applicable performance goals at the target level), (ii) 135,000 shares of Company Series C Preferred Stock issued and outstanding, (iii) 65,708,589 shares of Company Common Stock held in treasury, (iv) 12,000 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, (v) 1,120,500 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company Restricted Stock Unit Awards (assuming achievement of any applicable performance goals at the target level), and (vi) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. No trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company Stock Options and Company Restricted Stock Unit Awards, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. §55 or any comparable provision applicable to federal savings associations or of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth, as of October 26, 2015, a true, correct and complete list of all Company Stock Options, Company Restricted Stock Awards and Company Restricted Stock Unit Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Stock Option, Company Restricted Stock Award and Company Restricted Stock Unit Award, (iii) the grant date of each such Company Stock Option, Company Restricted Stock Award and Company Restricted Stock Unit Award, and (iv) the exercise price for each such Company Stock Option.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Company as its sole stockholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Certificate or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NYSE, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the HOLA and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), the FDIC and the New York State Department of Financial Services (the “DFS”), in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of the Company’s and Parent’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (f) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), collectively “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2013, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2013, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since December 31, 2013 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.

3.7 Broker’s Fees. With the exception of the engagement of Sandler O’Neill + Partners, L.P. neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of Sandler O’Neill + Partners, L.P., related to the Merger and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except as set forth on Section 3.8 of the Company Disclosure Schedule, and in connection with matters related to this Agreement, since December 31, 2014, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates), that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, the federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2014 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. The Company has made available to Parent true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) The Company has heretofore made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (D) the most recently prepared actuarial report for each Company Benefit Plan (if applicable), and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to such Company Benefit Plan.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(e) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such Company Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan. No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code.

(f) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(g) Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(h) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or increase in the amount or value of, any payment, right or other benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its

Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(k) There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.

3.12 Compliance with Applicable Law. The Company and each of its Subsidiaries hold, and have at all times since December 31, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, none of the Company, or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by the Company or any of its Subsidiaries or upon consummation of the Merger will so restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in such activities, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) other than extensions of credit, other banking products offered by the Company and its Subsidiaries or derivatives, which creates future payment obligations in excess of $1,000,000 and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, or (iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any Company Benefit Plan), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Contract, (iii) to the Company’s knowledge each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it to date under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

3.14 Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.15 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have complied since January 1, 2013, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.17 Investment Securities and Commodities.

(a) Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Company Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent the material terms of such policies, practices and procedures.

3.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company or a Company Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such the Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property.

3.19 Intellectual Property. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) (i) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries, and (c) neither the Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally.

3.21 State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 203 of the DGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.22 Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Sandler O’Neill + Partners, L.P. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company and its Subsidiaries which is provided in writing by the Company or its representatives specifically for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to the Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of September 30, 2015, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of September 30, 2015, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater stockholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of September 30, 2015, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount, principal write-off amount and net principal of each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount, principal write-off amount and net principal of such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of September 30, 2015, is classified as “Other Real Estate Owned” and the book value thereof. The foregoing lists shall not be considered disclosed for any other purposes of the Agreement.

(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 3.25(d) of the Company Disclosure Schedule, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein and the Company is not aware of any claim for any such repurchase.

(e) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither the Company nor any of its Subsidiaries is (i) now nor has it ever been since December 31, 2012, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans, and (ii) aware of any claim, proceeding or investigation with respect thereto by any person.

3.26 Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, to the knowledge of Company, since January 1, 2013, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, (ii) as disclosed in any Parent Reports filed by Parent after January 1, 2014 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (c) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Certificate and Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) is duly organized and validly existing under the laws of its jurisdiction of organization, is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Parent, and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the date of this Agreement, there are (i) 444,343,024 shares of Parent Common Stock issued and 444,318,308 shares of Parent Common Stock outstanding, including 6,355,617 shares of Parent Common Stock granted in respect of outstanding awards of restricted Parent Common Stock under a Parent Stock Plan (a “Parent Restricted Stock Award”), (ii) 24,716 shares of Parent Common Stock held in treasury, (iii) 6,358,017 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Parent Common Stock granted under a Parent Stock Plan (“Parent Stock Options” and, together with the Parent Restricted Stock Awards, the “Parent Equity Awards”), (iv) 12,241,112 shares of Parent Common Stock reserved for issuance pursuant to future grants under the Parent Stock Plans, (v) 12,221,512 shares of Parent Common Stock reserved for issuance under Parent Dividend Reinvestment and Stock Purchase Plan, (vi) 10,244,408 shares of Parent Common Stock reserved for issuance upon the exercise of the warrants under its outstanding Bifurcated Option Note Unit

SecuritiESSM and (vii) no other shares of capital stock or other voting securities of Parent issued, reserved for issuance or outstanding. As used herein, the “Parent Stock Plans” shall mean all employee and director equity incentive plans of Parent in effect as of the date of this Agreement and agreements for equity awards in respect of Parent Common Stock granted by Parent under the inducement grant exception. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. Other than Parent Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(b) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger (including the Bank Merger and the Charter Amendment) have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Parent’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, (ii) the approval of the issuance of shares of Parent Common Stock in connection with the Merger as contemplated by this Agreement by a vote of the majority of votes cast at the Parent Meeting and (iii) the approval of the Charter Amendment by a vote of the majority of the shares of Parent Common Stock entitled to vote thereon (collectively, the “Requisite Parent Vote”), the adoption, approval and filing of a Certificate of Designation with respect to the Parent Series A Preferred Stock with the Delaware Secretary, the adoption and approval of the Bank Merger Agreement by Parent as its sole stockholder, and the adoption of resolutions to give effect to the provisions of Section 6.11 in connection with the Closing, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized (subject to the adoption of the Merger Agreement by the holders of Parent Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, including the Bank Merger, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Certificate or the Parent Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NYSE, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the HOLA and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the OCC, the FDIC and the DFS, in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (f) the filing of the Charter Amendment and the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except as set forth on Section 4.5 of the Parent Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2013, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since

January 1, 2013, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2013 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) has been made publicly available. No such Parent Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2014, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KMPG has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the knowledge of Parent, to any director or officer of Parent.

4.7 Broker’s Fees. With the exception of the engagement of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Parent has disclosed to the Company as of the date hereof the aggregate fees provided for in connection with the engagement by Parent of Goldman, Sachs & Co related to the Merger and the other transactions contemplated hereby.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Except as set forth on Section 4.8 of the Parent Disclosure Schedule and in connection with matters related to this Agreement, since December 31, 2014 through the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns. Each of Parent and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Parent and its Subsidiaries for all years to and including 2011 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries. Parent has made available to the Company true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (B) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Parent nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has Parent been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11 Employees and Employee Benefit Plans.

(a) For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Parent or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Parent or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) Each Parent Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(c) The IRS has issued a favorable determination letter with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust, and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(d) With respect to each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such Parent Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the PBGC have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any of its Subsidiaries, and (v) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan. No Controlled Group Liability has been incurred by Parent or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Parent and its Subsidiaries.

(e) None of the Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(f) Neither Parent nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(g) All contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Parent and its Subsidiaries.

(h) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Parent’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to Parent or and its Subsidiaries.

(i) There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent and its Subsidiaries.

4.12 Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have at all times since December 31, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and, to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of its Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent, none of Parent, or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.13 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”), and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Contract, (iii) to Parent’s knowledge each third-party counterparty to each Parent Contract has in all material respects performed all obligations required to be performed by it to date under such Parent Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

4.14 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.15 Related Party Transactions. Except as set forth in Section 4.15 of the Parent Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, except those of a type available to employees of Parent or its Subsidiaries generally.

4.16 State Takeover Laws. The Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 203 of the DGCL and any other Takeover Statutes.

4.17 Reorganization. Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.18 Opinion. Prior to the execution of this Agreement, Parent has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Goldman, Sachs & Co. to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.19 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.20 Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, to the knowledge of Parent, since January 1, 2013, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Parent and its Subsidiaries.

4.21 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent acknowledges and agrees that neither Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of the Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule), required by law or as consented to in writing by Parent (or, in the case of clause (b), the Company) (such consent not to be unreasonably withheld), (a) the Company shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) each of the Company and Parent shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock

(except (A) regular quarterly cash dividends by the Company at a rate not in excess of $0.04 per share of Company Common Stock, (B) dividends payable on the Company Series C Preferred Stock, (C) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly-owned Subsidiaries, or (D) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of Company Stock Options or the settlement of Company Equity Awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2(c) of the Company Disclosure Schedule;

(d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of the Company;

(e) terminate, materially amend, or waive any material provision of, any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to the Company, or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Company Benefit Plan, (i) enter into, adopt or terminate any Company Benefit Plan, (ii) amend any Company Benefit Plan, other than amendments in the ordinary course of business consistent with past practice, that do not materially increase the cost to the Company of maintaining such Company Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer or director, except for annual base salary or wage rate increases for employees and officers in the ordinary course of business consistent with past practice, that do not exceed, in the aggregate, four percent (4%) of the aggregate cost of all employee annual base salaries and wage rates in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, or (viii) hire or terminate the employment of any officer or employee having a title that is above First Vice President, other than for cause;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation and its Subsidiaries;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Company Articles or Company Bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Sections 7.1 or 7.2 not being satisfied, except as may be required by applicable law;

(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(n) (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice or that is in excess of $10,000,000 in a single transaction, in each case, except pursuant to existing commitments; provided, that Parent shall be required to respond to any request for a consent to make such loan or extension of credit in writing within three (3) business days after the loan package is delivered to Parent;

(o) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity

(p) make, or commit to make, any capital expenditures in excess of $100,000 individually or $1,000,000 in the aggregate;

(q) other than in the ordinary course of business, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(r) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of Company (such consent not to be unreasonably withheld):

(a) other than the Charter Amendment, amend the Parent Certificate or Parent Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock;

(b) (i) adjust, split, combine or reclassify any capital stock of Parent, or (ii) make, declare or pay any dividend, or make any other distribution on, any shares of Parent Common Stock (except regular quarterly cash dividends by Parent at a rate not in excess of $0.25 per share of Parent Common Stock);

(c) incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly-owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming the Company’s outstanding indebtedness;

(d) (i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business or (ii) make loans, advances or capital contributions to, or investments in, any other person, in each case of clauses (i) and (ii), that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, or (iii) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Parent;

(e) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Sections 7.1 or 7.3 not being satisfied, except as may be required by applicable law;

(f) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and the Company shall promptly prepare and file with the SEC, no later than thirty (30) business days after the date of this Agreement, the Joint Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of Parent Series A Preferred Stock and depositary shares representing one fortieth of an interest in a share of Parent Series A Preferred Stock that will be issued in the transaction. Each of Parent and the Company shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent and the Company shall thereafter as promptly as practicable mail or deliver the Joint Proxy Statement to their respective stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) business days after the date of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. Parent and the Company shall each use, and shall each cause their applicable

Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or the Company to take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) To the extent permitted by applicable law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the FDIC and the DFS and (y) any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, except for any such authorizations, consents, orders or approvals the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Parent and the Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the

Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Parent or the Company, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or the Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 8, 2015, between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Stockholders’ Approvals. Each of Parent and the Company shall call, give notice of, convene and hold a meeting of its stockholders (the “Parent Meeting” and the “Company Meeting,” respectively) as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote and the Requisite Parent Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of stockholders to adopt a merger agreement. The Board of Directors of each of Parent and the Company shall use its reasonable best efforts to obtain from the stockholders of Parent and the Company, as the case may be, the Requisite Parent Vote, in the case of Parent, and the Requisite Company Vote, in the case of the Company, including by communicating to its respective stockholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby. However, subject to Sections 8.1 and 8.2, if the Board of Directors of the Company or Parent, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its stockholders, such Board of Directors may (but shall not be required to) submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that neither Board of Directors may take any actions under this sentence unless (i) it gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of the Company in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the applicable Board of Directors takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Parent or the Company shall adjourn or postpone the Parent Meeting or the Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or the Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote or the Requisite Parent Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the Parent Meeting and Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of each of Parent and the Company at the Parent Meeting and the Company Meeting, respectively, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either Parent or the Company of such obligation. Parent and the Company shall use their reasonable best efforts to cooperate to hold the Company Meeting and the Parent Meeting on the same day and at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Parent shall cause the Surviving Corporation to provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the Effective Time for so long as such employee is employed following the Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time, (ii) an annual short-term cash incentive opportunity that is substantially comparable to the annual short-term cash incentive opportunity provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time, and (iii) other compensation, including long-term incentive opportunities, and employee benefits that are substantially comparable in the aggregate to either (A) the other compensation, including long-term incentive opportunities, and employee benefits provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time or (B) the other compensation, including long-term incentive opportunities, and employee benefits provided by Parent to similarly situated employees of Parent. Without limiting the immediately preceding sentence, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the 12-month period following the Closing Date with severance benefits equal to the greater of (A) the severance benefits for which such Continuing

Employee was eligible immediately prior to the Closing under the applicable Company Benefit Plan set forth in Section 6.6(a) of the Company Disclosure Schedule and (B) the severance benefits for which such Continuing Employee would be eligible under the severance plans or policies of Purchaser or its Affiliates, in each case, determined (1) without taking into account any reduction after the Closing in compensation paid to such Continuing Employee and (2) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Purchaser and its Subsidiaries.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous the Company Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (x) to the extent it would result in duplication of benefits for the same period of services, (y) for purposes of benefit accrual under any defined benefit pension or the employer premium subsidy under any retiree medical plan, or (z) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

(c) Parent shall, or shall cause the Surviving Corporation to, assume and honor all Company Benefit Plans in accordance with their terms. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time.

(d) If requested by Parent in writing at least twenty (20) business days prior to the Effective Time, the Company shall cause any 401(k) plan sponsored or maintained by the Company (each, a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that Parent requests that any Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Effective Time and (ii) the Continuing Employees of the Company shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). Parent and the Company shall take any and all actions as may be required, including amendments to any Company 401(k) Plan and/or Parent 401(k) Plan, to permit the Continuing Employees of the Company who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), Parent Common Stock or a combination thereof in an amount equal to the full account balance distributed to such Continuing Employee of the Company from a Company 401(k) Plan.

(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Parent and the Surviving Corporation shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with the Parent and the Surviving Corporation, in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If the Company purchases such a “tail policy,” Parent or the Surviving Corporation shall maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

(c) The obligations of the Surviving Corporation, Parent and the Company under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.7 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.9 Advice of Changes. Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in set forth in, if Parent is the Notifying Party, Sections 7.1 or 7.3, or if the Company is the Notifying Party, Sections 7.1 or 7.2; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10 Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (i) starting with the second quarter of 2016, the Board of Directors of the Company shall cause its regular quarterly dividend record dates and payments dates for Company Common Stock to be similar to the regular quarterly dividend record dates and payments dates for Parent Common Stock and (ii) the Board of Directors of Parent shall continue to pay dividends on the Parent Common Stock on substantially the same record and payment date schedules as have been utilized in the past.

6.11 Corporate Governance.

(a) On or prior to the Effective Time, the Board of Directors of Parent shall cause the number of directors that will comprise the full board of directors of the Surviving Corporation at the Effective Time to be increased by two (2) and to appoint two (2) then current directors of the Company designated by the Company that are reasonably acceptable to the Board of the Directors of Parent and the Nominating and Corporate Governance Committee of the Board of Directors of Parent to fill the vacancies resulting from such increases.

(b) On or prior to the Effective Time, Parent (as the sole stockholder of Parent Bank) shall cause the number of directors that will comprise the full Board of Directors of Parent Bank at the Effective Time to be increased by two (2), constituted in the same manner and with the same individuals as the Board of Directors of the Surviving Corporation.

(c) At or promptly following the Effective Time, Parent shall invite each member of the Board of Directors of the Company immediately prior to the Effective Time (other than those individuals who have joined or will join the Board of Directors of the Surviving Corporation in accordance with Section 6.11(a)) to serve as a member of a board of the Company Bank Division of Parent Bank in accordance with the terms set forth in Section 6.11 of the Parent Disclosure Schedule.

(d) The Company and Parent agree to the additional actions set forth in Section 6.11 of the Company Disclosure Schedule.

6.12 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal, except to notify a person that has made or, to the knowledge of the Company, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.12(a); provided, that, prior to the adoption of this Agreement by the stockholders of the Company by the Requisite Company Vote, in the event the Company receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company will promptly (within twenty-four (24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), and will keep Parent reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company.

(b) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the Company’s stockholders; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.13 Public Announcements. The Company and Parent shall each use their reasonable best efforts to develop a joint communications plan to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.14 Change of Method. The Parent shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Parent Common Stock received by the Company’s stockholders in exchange for each share of Company Common Stock or the Cash Consideration, (ii) adversely affect the Tax treatment of the Company’s stockholders or Parent’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.15 Restructuring Efforts. If either the Company or Parent shall have failed to obtain the Requisite Company Vote or the Requisite Parent Vote at the duly convened Company Meeting or Parent Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the Cash Consideration, the amount or kind of the consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its respective stockholders for adoption or approval, as applicable.

6.16 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.17 Exemption from Liability Under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. The Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18 Assumption of Company Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted by the stockholders of Parent by the Requisite Parent Vote and by the stockholders of Company by the Requisite Company Vote.

(b) NYSE Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b) (with respect to Significant Subsidiaries only), 3.2(b) (with respect to Significant Subsidiaries only) and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect. As used in this Agreement, “Significant Subsidiaries” shall have the meaning as ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Federal Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(b) (with respect to Significant Subsidiaries only), 4.2(b) (with respect to Significant Subsidiaries only) and 4.3(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Federal Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of Parent or the Company:

(a) by mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before December 31, 2016 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the

Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by the Company prior to such time as the Requisite Parent Vote is obtained, if (i) the Board of Directors of Parent shall have failed to recommend in the Joint Proxy Statement that the stockholders of Parent adopt this Agreement and approve the issuance of shares of Parent Common Stock in connection with the Merger as contemplated by this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to the Company, or publicly disclosed that it has resolved to do so, or (ii) the Parent or its Board of Directors has breached its obligations under Section 6.3 in any material respect; or

(f) by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Board of Directors of the Company shall have (A) failed to recommend in the Joint Proxy Statement that the stockholders of the Company adopt this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Parent, or publicly disclosed that it has resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting an Acquisition Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) recommended or endorsed an Acquisition Proposal or failed to issue a press release announcing its opposition to such Acquisition Proposal within ten (10) business days after an Acquisition Proposal is publicly announced, or (ii) the Company or its Board of Directors has breached its obligations under Section 6.3 or 6.12 in any material respect.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement occurring prior to termination (which, in the case of the Company, shall include the loss to the holders of Company Common Stock and Company Equity Awards of the economic benefits of the Merger, including the loss of the premium offered to the holders of Company Common Stock and Company Equity Awards, it being understood that the Company shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Company Equity Awards in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company).

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been made directly to its stockholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 had been satisfied or were capable of being satisfied prior to such termination) or (B) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d) as a result of a willful breach, and (C) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $69,500,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee on the date of termination.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), then Parent shall pay the Company, by wire transfer of same day funds, the Termination Fee on the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee, and neither the Company nor Parent shall be required to pay the Termination Fee on more than one occasion.

(e) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Parent and the Company, as applicable, pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be the sole monetary remedy of the Company and Parent, as applicable, in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of Parent and the Company; provided, that after adoption of this Agreement by the respective stockholders of Parent or the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after adoption of this Agreement by the respective stockholders of Parent or the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Parent and Company.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by email so long as such email states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such email is promptly given by one of the other methods described in this Section 9.5, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company, to:

Astoria Financial Corporation
One Astoria Bank Plaza
Lake Success, NY 11040
	Attention:	Alan Eggleston
	Facsimile:	(516) 327-7860
	Email:	aeggleston@astoriabank.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Edward D. Herlihy
Matthew M. Guest
	Facsimile:	(212) 403-2000
	Email:	EDHerlihy@wlrk.com
MGuest@wlrk.com
and

(b)	if to Parent, to:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590
	Attention:	Thomas R. Cangemi, Sr.
	Facsimile:	(516) 683-8344
	Email:	Thomas.Cangemi@mynycb.com

With a copy (which shall not constitute notice) to:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590
	Attention:	R. Patrick Quinn
	Facsimile:	516-683-8344
	Email:	Patrick.Quinn@mynycb.com

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
	Attention:	H. Rodgin Cohen
Mark J. Menting
	Facsimile:	(212) 558-3588
	Email:	cohenhr@sullcrom.com
mentingm@sullcrom.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person (iv) “made available” means any document or other information that was (A) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (B) included in the virtual data room of a party prior to the date hereof or (C) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (other than by operation of law) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Company Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ASTORIA FINANCIAL CORPORATION

By:	/s/ Monte N. Redman
	Name:	Monte N. Redman
	Title:	President and Chief Executive Officer

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ Joseph R. Ficalora
	Name:	Joseph R. Ficalora
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

List of Omitted Schedules

The following is a list of the schedules to the merger agreement, omitted pursuant to Item 601(b)(2) of Regulation S-K. NYCB hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC on a confidential basis upon request.

Company Disclosure Schedule

Section 3.1	Corporate Organization
Section 3.2	Capitalization
Section 3.3	Authority; No Violation
Section 3.4	Consents and Approvals
Section 3.5	Reports
Section 3.8	Absence of Certain Changes or Events
Section 3.9	Legal Proceedings
Section 3.10	Taxes and Tax Returns
Section 3.11	Employees and Employee Benefit Plans
Section 3.12	Compliance with Applicable Law
Section 3.13	Certain Contracts
Section 3.14	Agreements with Regulatory Agencies
Section 3.25	Loan Portfolio
Section 5.2	Company Forbearances
Section 6.6	Employee Benefit Plans
Section 6.11	Corporate Governance
Section 9.6	Knowledge

Parent Disclosure Schedule

Section 4.2	Capitalization
Section 4.8	Absence of Certain Changes and Events
Section 5.3	Parent Forbearances
Section 6.11	Corporate Governance
Section 9.6	Interpretation

ANNEX B – OPINION OF GOLDMAN, SACHS & CO.

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

October 28, 2015

Board of Directors

New York Community Bancorp, Inc.

615 Merrick Avenue

New York, NY 11590

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to New York Community Bancorp, Inc. (the “Company”) of the Consideration (as defined below) to be paid by the Company for each outstanding share of common stock, par value $0.01 per share (the “Astoria Common Stock”), of Astoria Financial Corporation (“Astoria”), pursuant to the Agreement and Plan of Merger, dated as of October 28, 2015 (the “Agreement”), by and between the Company and Astoria. Pursuant to the Agreement, Astoria will be merged with and into the Company and each outstanding share of Astoria Common Stock will be converted into $0.50 in cash and one (1) share of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company (the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Astoria and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we expect to act as underwriter for an anticipated issuance of common stock by the Company subsequent to the announcement of the Transaction (the “Share Issuance”) and as advisor for an anticipated liability restructuring of the Company’s balance sheet subsequent to the announcement of the Transaction (the “Balance Sheet Restructuring”). We have provided certain financial advisory and/or underwriting services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, Astoria and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Astoria for the five fiscal years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Astoria; certain other communications from the Company and Astoria to their respective stockholders; certain publicly available research analyst reports for the Company and Astoria; certain internal financial analyses and forecasts for Astoria prepared by its management; and (i) certain I/B/E/S consensus estimates for Astoria for the fiscal years ending December 31, 2016 and 2017 (extrapolated by the management of the Company for the fiscal years ending December 31, 2018 through 2022), (ii) certain internal financial analyses and forecasts for the Company prepared by its management and (iii) certain internal financial analyses and forecasts for the Company pro-forma for the Transaction prepared by its management that reflect, among other things, the Synergies (as defined below), the Share Issuance, the Balance Sheet Restructuring and, subsequent to the announcement of the Transaction, the anticipated reduction in the Company’s dividend payout ratio (the “Dividend Reduction”), in each case, as approved for our use by the Company (the “Forecasts”), and certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have held discussions with members of the senior managements of the Company and Astoria regarding their assessment of the past and current business operations, financial condition and future prospects of Astoria and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Astoria Common Stock; compared certain financial and stock market information for the Company and Astoria with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the banking industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Astoria or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained and that the Share Issuance, the Balance Sheet Restructuring and the Dividend Reduction will occur, in each case, without any adverse effect on the Company or Astoria or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Consideration to be paid by the Company for each share of Astoria Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Astoria, or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by the Company for each share of Astoria Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Astoria or the ability of the Company or Astoria to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company for each share of Astoria Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

ANNEX C – OPINION OF CREDIT SUISSE SECURITIES (USA) LLC

October 28, 2105

Board of Directors

New York Community Bancorp, Inc.

615 Merrick Avenue

New York, NY 11590

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to New York Community Bancorp, Inc. (the “Acquiror”) of the Merger Consideration (as defined below) to be paid by the Acquiror in the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 28, 2015 (the “Merger Agreement”), by and between Astoria Financial Corporation (the “Company”) and the Acquiror. The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Company with and into the Acquiror, pursuant to which the Acquiror will be the surviving corporation in the Merger and each outstanding share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company (other than Dissenting Shares (as defined in the Merger Agreement) and shares of Company Common Stock owned by the Company as “treasury stock or owned by the Company or Acquiror) will be converted into the right to receive one share of common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror (the “Stock Consideration”) and $0.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including certain internal financial analyses and forecasts related to the Acquiror and certain I/B/E/S consensus estimates for the fiscal years ending December 31, 2016 and 2017 (extrapolated by the management of the Acquiror for the fiscal years ending December 31, 2018 through 2022) relating to the Company (the “Forecasts”), in each case, as approved tor our use by the Acquiror, and have met with the management of the Company to discuss the business and prospects of the Company and management of the Acquiror to discuss the business and prospects of the Company and the Acquiror and its estimates regarding future cost savings and synergies anticipated to result from the Merger (the “Synergies”). We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the Forecasts for the Company that we have utilized, as approved by the management of the Acquiror, for purposes of our analysis and opinion, we have been advised by such management and we have assumed that such Forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company. With respect to the Forecasts for the Acquiror that we have utilized, as approved by the management of the Acquiror, for purposes of our analysis and opinion, we have been advised by such management and we have assumed that such Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the future financial performance of the Acquiror. With respect to the estimates provided to us by management of the Acquiror with respect to the Synergies, we have been advised by the management of the Acquiror, and we have assumed, that the forecasts of such Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Acquiror and that such Synergies will be realized in the amounts and the times indicated thereby. At your direction, we have assumed that the Forecasts for the Company, the Forecasts for the Acquiror and the Acquiror forecasts of the Synergies are a reasonable basis on which to evaluate the Company, the Acquiror and the Merger, and we express no opinion with respect to such Forecasts or estimates or the assumptions upon which they are based.

We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed (including as a result of the combined company becoming a systemically important financial institution) that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets (including the loan portfolios and related collateral arrangements) or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. We also have assumed that appraisal rights will not be exercised in a manner that would have any adverse effect on the Acquiror, the Company or on the expected benefits of the Merger in any way meaningful to our opinion or analysis. We also did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company, the Acquiror or the combined entity after the Merger. We have assumed with your consent, that the respective allowances for loan losses for both the Company and the Acquiror are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Our opinion addresses only the fairness, from a financial point of view, to the Acquiror of the Merger Consideration to be paid by the Acquiror in the Merger pursuant to the Merger Agreement and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise including, without limitation, the form and structure of the Merger and the Merger Consideration, the financing of the Merger Consideration or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Stock Consideration, the Cash Consideration, the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended regarding matters that require legal, regulatory, accounting, insurance, tax or executive compensation or other similar professional advice. It is assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In addition, as you are aware, the Forecasts that we have reviewed relating to the future financial performance of the Company and the Acquiror, each on a standalone basis, reflect certain assumptions of the Acquiror’s management regarding the capital required to be retained to operate the respective businesses, in the absence of the Merger, to achieve the results indicated by the Forecasts and that these assumptions, if different than assumed in the Forecasts, could have a material impact on our analyses and this opinion. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Acquiror, nor does it address the underlying business decision of the Acquiror to proceed with the Merger.

We have acted as financial advisor to the Acquiror in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Acquiror has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, and in the future we may provide, investment banking and other financial services to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation, including since January 2013 having acted as an underwriter in the Company’s offering of preferred securities in March 2013. In particular, we expect to act as a bookrunner for an anticipated issuance of common stock by the Acquiror subsequent to the announcement of the Merger and as a participant in an anticipated liability restructuring of the Acquiror’s balance sheet subsequent to the announcement of the Merger. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of Board of Directors of the Acquiror (solely in its capacity as such) in connection with its consideration of the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Acquiror in the Merger pursuant to the Merger Agreement is fair, from a financial point of view to the Acquiror.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ CREDIT SUISSE SECURITIES (USA) LLC
Managing Director

ANNEX D – OPINION OF SANDLER O’NEILL & PARTNERS, L.P.

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

October 28, 2015

Board of Directors

Astoria Financial Corporation

One Astoria Bank Plaza

Lake Success, NY 11042

Ladies and Gentlemen:

Astoria Financial Corporation (the “Company”) and New York Community Bancorp, Inc. (“Purchaser”) intend to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Company will merge with and into Purchaser with Purchaser being the surviving entity (the “Merger”). Pursuant to the terms of the Agreement, upon the Effective Time of the Merger, each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (“Company Common Stock”), other than certain shares described in the Agreement, will be converted into the right to receive (i) one (1) share of the common stock, $0.01 par value per share, of Purchaser (the “Stock Consideration”), and (ii) $0.50 in cash (the “Cash Consideration”). The Stock Consideration and the Cash Consideration are collectively referred to herein as the “Merger Consideration.” The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement, dated October 28, 2015; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Purchaser that we deemed relevant; (iv) publicly available mean and median analyst earnings per share estimates for the Company for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of the Company; (v) publicly available mean and median analyst earnings per share estimates for Purchaser for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of Purchaser; (vi) the pro forma financial impact of the Merger on Purchaser based on assumptions related to transaction expenses, purchase accounting adjustments, an estimated dividend payout ratio as well as certain cost savings, as provided by the senior management of Purchaser; (vii) the pro forma financial impact of the Merger on Purchaser based on assumptions related to the restructuring of certain of Purchaser’s outstanding liabilities and the offer and sale of Purchaser common stock following the announcement of the Merger (the “Restructuring”), as provided by Purchaser; (viii) the publicly reported historical price and trading activity for the Company and Purchaser common stock, including a comparison of certain financial and stock market information for the Company and Purchaser common stock and similar publicly available information for certain other similar companies, the securities of which are publicly traded; (ix) a comparison of certain financial information for the Company and Purchaser with similar bank and thrift institutions for which publicly available information is available; (x) the financial terms of certain other recent merger and acquisition transactions in the commercial banking industry, to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of the

Company the business, financial condition, results of operations and prospects of the Company and held similar discussions with the senior management of Purchaser regarding the business, financial condition, results of operations and prospects of Purchaser.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Purchaser, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the senior management of the Company and Purchaser that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Purchaser, nor have we reviewed any individual credit files of the Company or Purchaser. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or Purchaser and we have assumed, with your consent, that the respective allowances for loan losses for both the Company and Purchaser are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available mean and median analyst earnings per share estimates for the Company for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of the Company. In addition, Sandler O’Neill used publicly available mean and median analyst earnings per share estimates for Purchaser for the years ending December 31, 2015 through December 31, 2017, and estimated long-term annual earnings per share and balance sheet growth rates for the years thereafter, based on guidance from the senior management of Purchaser. Sandler O’Neill also received and used in its analyses certain assumptions related to transaction expenses, purchase accounting adjustments, an estimated dividend payout ratio, certain cost savings as well as the Restructuring, as provided by Purchaser. With respect to those estimates, the senior management of the Company and Purchaser confirmed to us that they reflected the best currently available estimates of the senior managements of the Company and Purchaser, respectively, and we assumed that such estimates would be achieved. We express no opinion as to any such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company or Purchaser since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that the Company and Purchaser will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement, that all of the representations and warranties contained in the Agreement are true and correct in all material respects, that each of the parties to the Agreement will perform in all material respects all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Purchaser or the Merger in any respect that would be material to our analyses, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting or tax matters relating to the Merger or any other transactions contemplated in connection therewith.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and a significant portion of our fee is contingent upon the closing of the Merger. We will also receive a fee for rendering this opinion. The Company has also agreed to indemnify us against certain liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date of this opinion, as we have previously advised you, an affiliate of Sandler O’Neill has acted as a broker to Purchaser in connection with the sale of certain loans and has received fees for such services and may provide, and receive compensation for, such services in the future, including during the pendency of the Merger. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from or sell securities to the Company, Purchaser or their respective affiliates. We may also actively trade the securities of the Company or Purchaser for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This letter is directed to the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of the Company to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the Company’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the Company. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

ANNEX E – GENERAL CORPORATION LAW OF DELAWARE § 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX F – FORM OF CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NYCB

FORM OF CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

New York Community Bancorp, Inc., a corporation organized and existing under and by virtue of the state of Delaware (the “Corporation”), does hereby certify:

First: That the Board of Directors of the Corporation, at a meeting duly convened and held, adopted the following resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

“NOW, THEREFORE BE IT RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation, subject to stockholder approval, Article Fourth of the Amended and Restated Certificate of Incorporation, which article was further amended on November 6, 2003, is hereby amended in its entirety and replaced with the following:

FOURTH:

A. The total number of shares of stock of all classes which the Corporation shall have authority to issue is nine hundred five million (905,000,000) consisting of:

1.	Five million (5,000,000) shares of Preferred Stock, par value one cent ($0.01) per share (the “Preferred Stock”); and

2.	Nine hundred million (900,000,000) shares of Common Stock, par value one cent ($0.01) per share (the “Common Stock”).”

Second: That thereafter, pursuant to a resolution of its Board of Directors, at a special meeting of the stockholders of said corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware a majority of the outstanding shares of common stock (there being no other class of capital stock outstanding) was voted in favor of the amendment.

Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

In witness whereof, New York Community Bancorp, Inc. has caused this certificate to be signed by R. Patrick Quinn, Executive Vice President, Chief Corporate Governance Officer and Corporate Secretary of the Corporation, this [●] day of [●], 2016.

By:	R. Patrick Quinn
Title:	Executive Vice President,
Chief Corporate Governance Officer and Corporate Secretary

F-1

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL permits, under certain circumstances, the indemnification of any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving in a similar capacity for another enterprise at the request of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. To the extent that a present or former director or officer of the corporation has been successful in defending any such proceeding, the DGCL provides that he shall be indemnified against expenses (including attorneys’ fees), actually and reasonably incurred by him in connection therewith. With respect to a proceeding by or in the right of the corporation, such person may be indemnified against expenses (including attorneys’ fees), actually and reasonably incurred, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. The DGCL provides, however, that indemnification shall not be permitted in such a proceeding if such person is adjudged liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. Except with respect to mandatory indemnification of expenses to successful defendants as described above or pursuant to a court order, the indemnification described in this paragraph may be made only upon a determination in each specific case (1) by majority vote of the directors that are not parties to the proceeding, even though less than a quorum, or (2) by a committee of the directors that are not a party to the proceeding who have been appointed by a majority vote of directors who are not party to the proceeding, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. The DGCL permits a corporation to advance expenses incurred by a proposed indemnitee in advance of final disposition of the proceeding, provided that the indemnitee undertakes to repay such advanced expenses if it is ultimately determined that he or she is not entitled to indemnification. Also, a corporation may purchase insurance on behalf of an indemnitee against any liability asserted against him in his designated capacity, whether or not the corporation itself would be empowered to indemnify him against such liability.

NYCB has adopted provisions in the NYCB charter that provide for indemnification of its officers and directors to the maximum extent permitted under the DGCL, provided that, except for proceedings to enforce rights to indemnification, NYCB will indemnify an indemnitee in connection with a proceeding initiated by that person only if the proceeding was authorized by the board of directors. As authorized by the DGCL, under the NYCB certificate charter, no director shall be personally liable to NYCB or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under DGCL Section 174 (concerning unlawful distributions to stockholders), or (4) for any transaction from which the director derived an improper personal benefit. The NYCB charter further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. NYCB has purchased an insurance policy that purports to insure the officers and directors of NYCB against certain liabilities incurred by them in the discharge of their functions as such officers and directors.

The foregoing is only a general summary of certain aspects of Delaware law and the NYCB charter and bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those Sections of the DGCL referenced above and the NYCB charter and bylaws.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 28, 2015, by and between Astoria Financial Corporation and New York Community Bancorp, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)*

3.1	Certificate of Incorporation of New York Community Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to NYCB’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)

3.2	Certificates of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to NYCB’s Annual Report on Form 10-K for the year ended December 31, 2003)

3.3	Form of Amendment to Certificate of Incorporation of New York Community Bancorp, Inc. (attached as Annex F to the joint proxy statement/prospectus contained in this Registration Statement)

3.4	Amended and Restated Bylaws of New York Community Bancorp, Inc. (incorporated by reference to Exhibit 3(iii) to NYCB’s Current Report on Form 8-K on March 17, 2015)

4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4 to NYCB’s Registration Statement on Form S-1 (File No. 33-66852))

4.2	Form of Certificate of Designations of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 of New York Community Bancorp, Inc.**

4.3	Deposit Agreement, dated as of March 19, 2013, by and among Astoria Financial Corporation, Computershare Shareholder Services, LLC, as depositary, and the holders from time to time of the depositary receipts described therein**

4.4	New York Community Bancorp, Inc. will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries

5.1	Opinion of Sullivan & Cromwell LLP regarding the validity of the securities to be issued

8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters**

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters**

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)**

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2)**

23.4	Consent of KPMG LLP (with respect to New York Community Bancorp, Inc.)

23.5	Consent of KPMG LLP (with respect to Astoria Financial Corporation)

24.1	Power of Attorney**

99.1	Consent of Goldman, Sachs & Co.

99.2	Consent of Credit Suisse Securities (USA) LLC

99.3	Consent of Sandler O’Neill & Partners, L.P.

99.4	Consent of Monte N. Redman**

99.5	Consent of Ralph Palleschi**

99.6	Form of proxy of New York Community Bancorp, Inc.

99.7	Form of proxy of Astoria Financial Corporation

*	Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. NYCB agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
**	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)	That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westbury, New York, on March 15, 2016.

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ Joseph R. Ficalora
Name:	Joseph R. Ficalora
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 15, 2016.

Signature	Title

/s/ Joseph R. Ficalora Joseph R. Ficalora	President, Chief Executive Officer, and Director (Principal Executive Officer)

/s/ Thomas R. Cangemi Thomas R. Cangemi	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)

* Dominick Ciampa	Chairman of the Board of Directors

* Maureen E. Clancy	Director

* Hanif Dahya	Director

* Leslie D. Dunn	Director

* Michael J. Levine	Director

* James J. O’Donovan	Director

* Lawrence Rosano, Jr.	Director

* Ronald A. Rosenfeld	Director

* Lawrence J. Savarese	Director

* John M. Tsimbinos	Director

* Robert Wann	Director

*By:	/s/ Thomas R. Cangemi

Thomas R. Cangemi
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 28, 2015, by and between Astoria Financial Corporation and New York Community Bancorp, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)*

3.1	Certificate of Incorporation of New York Community Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to NYCB’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)

3.2	Certificates of Amendment of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to NYCB’s Annual Report on Form 10-K for the year ended December 31, 2003)

3.3	Form of Amendment to Certificate of Incorporation of New York Community Bancorp, Inc. (attached as Annex F to the joint proxy statement/prospectus contained in this Registration Statement)

3.4	Amended and Restated Bylaws of New York Community Bancorp, Inc. (incorporated by reference to Exhibit 3(iii) to NYCB’s Current Report on Form 8-K on March 17, 2015)

4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4 to NYCB’s Registration Statement on Form S-1 (File No. 33-66852))

4.2	Form of Certificate of Designations of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 of New York Community Bancorp, Inc.**

4.3	Deposit Agreement, dated as of March 19, 2013, by and among Astoria Financial Corporation, Computershare Shareholder Services, LLC, as depositary, and the holders from time to time of the depositary receipts described therein**

4.4	New York Community Bancorp, Inc. will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries

5.1	Opinion of Sullivan & Cromwell LLP regarding the validity of the securities to be issued

8.1	Opinion of Sullivan & Cromwell LLP regarding certain tax matters**

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters**

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)**

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2)**

23.4	Consent of KPMG LLP (with respect to New York Community Bancorp, Inc.)

23.5	Consent of KPMG LLP (with respect to Astoria Financial Corporation)

24.1	Power of Attorney**

99.1	Consent of Goldman, Sachs & Co.

99.2	Consent of Credit Suisse Securities (USA) LLC

99.3	Consent of Sandler O’Neill & Partners, L.P.

99.4	Consent of Monte N. Redman**

99.5	Consent of Ralph Palleschi**

99.6	Form of proxy of New York Community Bancorp, Inc.

99.7	Form of proxy of Astoria Financial Corporation

*	Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. NYCB agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
**	Previously filed.